   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 31, 1997
                                                      REGISTRATION NO. 333-
-------------------------------------------------------------------------------
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                --------------

                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                --------------

                            AUTO-BY-TEL CORPORATION
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

        DELAWARE                     7375                    33-0711569
     (STATE OR OTHER     (PRIMARY STANDARD INDUSTRIAL     (I.R.S. EMPLOYER
     JURISDICTION OF      CLASSIFICATION CODE NUMBER)  IDENTIFICATION NUMBER)
    INCORPORATION OR
      ORGANIZATION)

                                --------------

                            AUTO-BY-TEL CORPORATION
                     18872 MACARTHUR BOULEVARD, SUITE 200
                         IRVINE, CALIFORNIA 92612-1400
                                (714) 225-4500
  (ADDRESS AND TELEPHONE NUMBER OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                --------------

                             MARK W. LORIMER, ESQ.
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                            AUTO-BY-TEL CORPORATION
                     18872 MACARTHUR BOULEVARD, SUITE 200
                         IRVINE, CALIFORNIA 92612-1400
                                (714) 225-4500
     (NAME, ADDRESS AND TELEPHONE NUMBER OF AGENT FOR SERVICE OF PROCESS)

                                --------------

                                  COPIES TO:

         RICHARD J. CHAR, ESQ.                ROD A. GUERRA, JR., ESQ.
         RICHARD J. HART, ESQ.                  SKADDEN, ARPS, SLATE,
        DAVID M. CAMPBELL, ESQ.                  MEAGHER & FLOM LLP
   WILSON SONSINI GOODRICH & ROSATI            300 SOUTH GRAND AVENUE
       PROFESSIONAL CORPORATION             LOS ANGELES, CALIFORNIA 90071
          650 PAGE MILL ROAD                       (213) 687-5000
      PALO ALTO, CALIFORNIA 94304
            (415) 493-9300

                                --------------

       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
     As soon as practicable after the effective date of this Registration
                                  Statement.

                                --------------

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------
                                                                        PROPOSED
                                                                        MAXIMUM        AMOUNT OF
                      TITLE OF EACH CLASS OF                           AGGREGATE      REGISTRATION
                    SECURITIES TO BE REGISTERED                     OFFERING PRICE(1)     FEE
--------------------------------------------------------------------------------------------------
Common Stock, par value $0.001 per share...........................   $55,200,000       $16,728
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of computing the amount of the registration fee. The estimate is made pursuant to Rule 457 of the Securities Act of 1933, as amended.

                                --------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+THE INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A + +REGISTRATION STATEMENT RELATING TO THE SECURITIES DESCRIBED HEREIN HAS BEEN + +FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT + +BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION + +STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO + +SELL OR THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF + +THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD + +BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS +
+OF ANY SUCH STATE.                                                            +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                 SUBJECT TO COMPLETION, DATED JANUARY 31, 1997

                                           SHARES

                                     (LOGO)

                            AUTO-BY-TEL CORPORATION
                                  COMMON STOCK

  Of the      shares of Common Stock offered hereby (the "Offering"),      are
being sold by Auto-By-Tel Corporation ("Auto-By-Tel" or the "Company") and
are being sold by the Selling Stockholder. The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholder. See "Principal and Selling Stockholders." Prior to the Offering, there has been no public market for the Common Stock. It is currently estimated that the initial public
offering price will be between $      and $      per share. See "Underwriting"
for a discussion of the factors to be considered in determining the initial public offering price. The Company has filed an application to have the Common Stock approved for quotation on the Nasdaq National Market under the symbol "ABTL."

  THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" COMMENCING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES OF COMMON STOCK OFFERED HEREBY.

                                  -----------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND + + EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE + + SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION +
+   PASSED  UPON   THE  ACCURACY  OR  ADEQUACY  OF   THIS  PROSPECTUS.  ANY    +
+    REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.                     +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                      Price               Proceeds   Proceeds to
                                        to   Underwriting    to        Selling
                                      Public  Discount(1) Company(2) Stockholder
--------------------------------------------------------------------------------
Per Share............................  $         $           $           $
Total(3)............................. $         $           $           $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.

(2) Before deducting expenses payable by the Company estimated at $       .

(3) The Company has granted to the Underwriters a 30-day option to purchase up
    to     additional shares of Common Stock solely to cover over-allotments, if any. If the Underwriters exercise this option in full, the Price to
    Public will total $        , the Underwriting Discount will total $
    and the Proceeds to Company will total $        . See "Underwriting."

  The shares of Common Stock are offered by the several Underwriters named herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of the certificates representing such shares will be made against payment therefor at
the office of Montgomery Securities on or about           , 1997.

                                  -----------

MONTGOMERY SECURITIES
                                COWEN & COMPANY
                                                   ROBERTSON, STEPHENS & COMPANY

                                        , 1997

  The top half of this page contains a picture showing the first page of the Company's Web site.


  The Company intends to distribute to its stockholders annual reports containing financial statements audited by its independent accountants and copies of quarterly earnings reports for the first three quarters of each fiscal year containing unaudited financial information.

  Auto-By-Tel is a registered service mark of the Company. Auto-By-Tel, ABT Mobilist and the Company's logo are trademarks of the Company. This Prospectus also includes trademarks and tradenames of companies other than the Company.

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

INSIDE FRONT COVER FOLD OUT

This page contains a series of six pictures depicting the steps to buying a vehicle using the Auto-By-Tel program. The page is entitled "How Auto-By-Tel Works." In the center of the six pictures is the caption: "The easiest, most hassle-free way ever invented to buy a car."

Picture #1 depicts a consumer sitting at a terminal. The caption beneath picture #1 reads: "At any time of day or night, Internet users can start their vehicle purchasing process on the AUTO-BY-TEL World Wide Web site. No salespeople, no crowds, no hassles."

Picture #2 depicts the Company's Web site. The caption beneath picture #2 reads: "The AUTO-BY-TEL home page is an easy interface for everyone to use."

Picture #3 depicts another page from the Company's Web site featuring automobile information providers. The caption beneath picture #3 reads: "AUTO-BY-TEL has arrangements with popular automotive information providers on the World Wide Web. To date, hundreds of thousands of vehicle buyers have taken AUTO-BY-TEL for a test drive." Above picture #3 are the logos of three of the Company's automotive information providers.

Picture #4 depicts the form of purchase request from the Company's Web site. The caption beneath picture #4 reads: "An AUTO-BY-TEL participating dealership calls the customer usually within 48 hours of a purchase request with a low, no haggle price. All paperwork is prepared before a customer arrives at the participating dealership to pick up the vehicle."

Picture #5 depicts a map of the United States with Auto-By-Tel dealer locations represented. The caption beneath picture #5 reads: "AUTO-BY-TEL has hundreds of participating dealerships, including members of some of the largest auto dealer groups in the U.S., waiting to serve our customers."

Picture #6 depicts a consumer taking delivery of a vehicle. The caption beneath picture #6 reads: "Prospective vehicle buyers indicate their desired vehicle and options by completing an online purchase request. This is delivered electronically to the AUTO-BY-TEL participating dealership closest to the buyer."

                               PROSPECTUS SUMMARY

  The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information, including "Risk Factors" and the Consolidated Financial Statements and Notes thereto, appearing elsewhere in this Prospectus. Except as otherwise noted or the context otherwise requires, all information in this Prospectus (i) gives effect to a five-for-three split of the Company's Common Stock approved by the Board of Directors on November 24, 1996, (ii) gives effect to the conversion of all outstanding shares of Preferred Stock into 3,467,915 shares of Common Stock which will occur automatically immediately prior to the closing of this Offering, (iii) assumes no exercise of outstanding options to purchase 2,471,213 shares of the Company's Common Stock under the Company's 1996 Stock Option Plan and 1996 Stock Incentive Plan, and (iv) assumes no exercise of the Underwriters' over-allotment option. See "Management--Stock Plans," "Description of Capital Stock" and "Underwriting."

                                  THE COMPANY

  Auto-By-Tel is establishing a nationally branded Internet-based marketing service for new and used vehicle purchasing and related consumer services. The Company's Web site (www.autobytel.com) enables consumers to gather valuable information about automobiles and light duty trucks ("vehicles") and shop for vehicles and related consumer services from the convenience of their home or office. This convenience, coupled with low, haggle-free pricing and quick and courteous service, improves consumers' overall buying experiences. The Company's Internet-based alternative to traditional vehicle retailing dramatically reduces participating dealerships' selling costs per vehicle and increases sales volumes by channeling a large number of ready-to-buy, well-informed consumers to Auto-By-Tel participating dealerships. The Company's Internet-based services are free to consumers and, to date, the Company has derived substantially all of its revenues from fees paid by subscribing dealerships.

  Consumers wishing to purchase new vehicles through the Company's service complete a purchase request available on the Company's and its partners' Web sites which specifies the type of vehicle and accessories desired along with the consumer's phone number, e-mail address and zip code. The purchase request is then forwarded to the Auto-By-Tel participating dealership located in the consumer's geographic area. Typically, consumers are contacted by Auto-By-Tel dealers within 48 hours with a firm, competitive quote for the vehicle, eliminating the unwelcome and time consuming task of negotiating with the dealer and thus facilitating completion of the sale. As of December 31, 1996 the Company's dealership base consisted of (i) 1,206 paying franchises of dealerships, (ii) 509 non-paying franchises affiliated with paying dealerships (collectively, "subscribing dealerships") and (iii) approximately 230 "trial dealers." From the commencement of operations in March 1995 to December 31, 1996, the Company received more than 385,000 new vehicle purchase requests.

  The emergence of the Internet as a significant communications medium is driving the development and adoption of Web content and commerce applications that offer convenience and value to consumers, as well as unique marketing opportunities and reduced operating costs to businesses. A growing number of consumers have begun to transact business electronically, including paying bills, booking airline tickets, trading securities and purchasing consumer goods, such as personal computers, consumer electronics, compact disks, books and vehicles. Moreover, online transactions can be faster, less expensive and more convenient than transactions conducted through a human intermediary. In addition, Web commerce applications enable businesses to rapidly target and economically manage a broad customer base and establish and maintain ongoing direct customer relationships. International Data Corporation ("IDC") estimates that the dollar value of goods and services purchased over the Web will increase from approximately $318 million in 1995 to $95 billion in the year 2000. The Auto-By-Tel vehicle marketing service seeks to utilize the unique marketing capabilities of the Web to address the $660 billion annual U.S. new and used vehicle market.

  To create higher levels of consumer satisfaction, the Company focuses on improving the manner in which dealers interact with consumers. Auto-By-Tel seeks to establish business relationships with dealerships which share the Company's commitment to improving customer service in the vehicle retailing industry. To meet this goal, the Company requests that participating dealerships have their representatives trained in the Auto-By-Tel marketing program, dedicate electronic and human resources to the Auto-By-Tel system and comply with the Auto-By-Tel guidelines of rapid consumer response, full disclosure, and competitive and up-front pricing communicated over telephone.

  An important aspect of the Company's strategy is to strengthen the Auto-By-Tel brand name, as a means of driving consumer traffic to the Company's Web site, and thereby increasing the volume of vehicle purchase requests. In addition to marketing its services through relationships with Internet content providers and advertising on Internet search engines and other online services, the Company is expanding its marketing efforts through traditional print media and on network television. The Company intends to capitalize on the increasing visibility of the Auto-By-Tel brand name as a nationally recognized Internet-based marketing service for new vehicles by offering additional services such as online used vehicle purchasing, financing, leasing and insurance services. Auto-By-Tel is currently developing a used vehicle purchasing program for its network of new vehicle dealerships. The Company has an agreement with American International Group ("AIG") one of the largest international insurance providers, to offer vehicle insurance through the Company's Web site. The Company also has an agreement with Chase Manhattan Automotive Finance Corporation ("Chase Manhattan") under which Chase Manhattan, together with its affiliates, will receive credit applications for new vehicle financing online via the Company's Web site from Auto-By-Tel's consumers with prime credit ratings. In addition, the Company is currently negotiating similar relationships with several leading financial institutions to offer new and used vehicle leasing services and new and used vehicle financing to sub-prime credit consumers.

  Auto-By-Tel LLC was formed in January 1995 and began operations in March 1995. In July 1995, it introduced its Web site. Effective as of May 31, 1996, the interests of the members of Auto-By-Tel LLC and ABT Acceptance Company LLC, an affiliate, were transferred to the Company in a tax free transaction. The address of the Company's principal executive offices is 18872 MacArthur Boulevard, Suite 200, Irvine, California 92612-1400, and the Company's telephone and fax numbers are (714) 225-4500 and (714) 225-4562, respectively. The Company's home page is located on the World Wide Web at http://www.autobytel.com. Information contained on the Company's Web site or online services does not constitute part of this Prospectus.

                                  THE OFFERING

Common Stock offered by the Company..      shares
Common Stock offered by the Selling
 Stockholder.........................     shares
Common Stock to be outstanding after
 the Offering........................      shares(1)
Use of proceeds...................... For working capital and general corporate purposes
Proposed Nasdaq National Market
 symbol.............................. ABTL

         SUMMARY CONSOLIDATED FINANCIAL AND SUPPLEMENTAL OPERATING DATA
    (IN THOUSANDS, EXCEPT SHARE, PER SHARE AND SUPPLEMENTAL OPERATING DATA)

                          JANUARY 31, 1995                  THREE MONTHS ENDED
                         (DATE OF INCEPTION) --------------------------------------------------  YEAR ENDED
                           TO DECEMBER 31,   MARCH 31,    JUNE 30,   SEPTEMBER 30, DECEMBER 31,  DECEMBER 31,
                                1995            1996        1996         1996          1996         1996
                         ------------------- ----------  ----------  ------------- ------------ -------------
STATEMENT OF OPERATIONS
 DATA:
Revenues................     $      274      $      436  $      952   $    1,434    $    2,203   $    5,025
                             ----------      ----------  ----------   ----------    ----------   ----------
Operating expenses:
 Marketing and
  advertising...........            476             475         678        1,247         2,039        4,439
 Selling, training and
  support...............            454             362         563          851         1,417        3,193
 Technology development.             99              67          78          294           954        1,393
 General and
 administrative.........            275             134         258          740         1,027        2,159
                             ----------      ----------  ----------   ----------    ----------   ----------
    Total operating
     expenses...........          1,304           1,038       1,577        3,132         5,437       11,184
                             ----------      ----------  ----------   ----------    ----------   ----------
Loss from operations....         (1,030)           (602)       (625)      (1,698)       (3,234)      (6,159)
Other income (expense),
 net....................            --              --           (6)          22           108          124
                             ----------      ----------  ----------   ----------    ----------   ----------
Net loss................         (1,030)           (602)       (631)      (1,676)       (3,126)      (6,035)
                             ==========      ==========  ==========   ==========    ==========   ==========
Net loss per common and
 common equivalent
 share(2)...............     $     (.07)     $     (.04) $     (.04)  $     (.11)   $     (.19)  $     (.38)
                             ==========      ==========  ==========   ==========    ==========   ==========
Weighted average common
 and common equivalent
 shares outstanding(2)..     15,270,154      15,270,154  15,270,154   15,900,467    16,769,853   15,800,184
SUPPLEMENTAL OPERATING
 DATA:
Purchase requests
 received...............         42,600          44,900      73,700      102,700       123,700      345,000
Paying franchises of
 subscribing
 dealerships............            253             546         728          978         1,206        1,206

                                                           DECEMBER 31, 1996
                                                        ------------------------
                                                                    PRO FORMA
                                                        ACTUAL   AS ADJUSTED (2)
                                                        -------  ---------------
BALANCE SHEET DATA:
Cash and cash equivalents.............................. $ 9,062      $
Working capital........................................   5,960
Total assets...........................................  12,298
Total liabilities......................................   4,302       4,302
Accumulated deficit....................................  (7,065)     (7,065)
Stockholders' equity...................................   7,996

--------
(1) Based on 15,895,136 shares of Common Stock outstanding on a pro forma basis as of January 31, 1997. Excludes 2,471,213 shares of Common Stock issuable upon exercise of outstanding options as of January 31, 1997, at a weighted average exercise price of $2.72 per share. Assumes no exercise of the Underwriters' over-allotment option.

(2) See Note 1.o of Notes to Consolidated Financial Statements for an explanation of the determination of shares used in computing net lost per share.

(3) Adjusted to reflect (i) the sale of 967,915 shares of Series B Preferred on January 30, 1997 at a price of $9.35 per share and (ii) the conversion of all outstanding shares of Preferred Stock immediately prior to the closing of the Offering and (iii) the receipt by the Company of the estimated net
    proceeds of $          from the sale of      shares of Common Stock offered
    hereby at an assumed initial public offering price of $   per share. See
    "Use of Proceeds."

                                 RISK FACTORS

  An investment in the Common Stock offered hereby involves a high degree of risk. In addition to the other information in this Prospectus, the following risk factors should be carefully considered in evaluating the Company and its business before purchasing the shares of Common Stock offered hereby. This Prospectus contains certain forward-looking statements based on current expectations which involve risks and uncertainties. Actual results and the timing of certain events may differ materially from those projected in such forward-looking statements due to a number of factors, including those set forth below.

LIMITED OPERATING HISTORY; ACCUMULATED DEFICIT

  The Company was formed in January 1995 and introduced its vehicle marketing program for new vehicle dealerships over Prodigy in March 1995 and over the Internet in July 1995. The Company first recognized revenues from operations in March 1995. Accordingly, the Company has only a limited operating history upon which an evaluation of the Company and its prospects can be based, and this limited operating history makes the prediction of future operating results difficult or impossible. In addition, the Company believes that, in order to achieve its objectives, it will need to significantly increase revenues from existing services and generate revenues from new services, such as its used vehicle buying service and its vehicle financing and insurance policy referral services. There can be no assurance that the Company will successfully introduce or generate sufficient revenues from such services. The Company had an accumulated deficit as of December 31, 1996 of $7.1 million. In addition, the Company expects to incur operating losses in future periods. The Company's prospects must be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in the early stages of development, particularly companies in new and rapidly evolving markets, such as the market for Internet commerce. To address these risks, the Company must, among other things, continue to send vehicle purchase requests to dealers that result in sales in sufficient numbers to support the marketing fees charged by the Company to its subscribing dealerships, respond to competitive developments, increase its brand name visibility, successfully introduce new services, continue to attract, retain and motivate qualified personnel, and continue to upgrade and enhance its technologies to accommodate expanded service offerings and increased consumer traffic. There can be no assurance that the Company will be successful in addressing such risks. In addition, although the Company has experienced revenue growth in recent periods, historical growth rates are not sustainable and are not indicative of future operating results, and there can be no assurance that the Company will achieve or maintain profitability. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

POTENTIAL FLUCTUATIONS IN QUARTERLY RESULTS

  As a result of the Company's limited operating history, the Company lacks sufficient historical financial and operating data on which to adequately base future operating results. The Company's costs are based, in part, on fees paid to companies that maintain Web sites which allow consumers to submit purchase requests. Agreements with such companies generally have fixed terms ranging from one to five years, although certain of these agreements are terminable on short notice. Under such agreements, fees may be fixed or may vary depending on the number of purchase requests submitted through other companies' Web sites, or may be a combination thereof. Accordingly, increases in the number of purchase requests received will increase the Company's operating costs, which may not result in increased revenues to the Company. In addition, the Company incurs significant expenses to market its services on other Web sites and online services. Such expenses are generally fixed and are paid pursuant to marketing agreements which have terms of up to one year. The Company's expense levels are based in part on its expectations as to future revenues, which may vary in relation to increases or decreases in the number of dealerships that subscribe to the Company's marketing programs. Currently, less than half of subscribing dealerships are subject to written marketing agreements and these subscribing dealerships may cancel their agreements with 30 days' prior notice. As a result, quarterly revenues and operating results may vary significantly in response to any significant change in the number of subscribing dealerships. The Company's inability to adjust spending in a timely manner to compensate for any unexpected revenue shortfall would have a material adverse effect on the Company's business, results of operations and financial condition. In addition, the Company anticipates significant increases in expenses as a result of planned increases in its marketing and advertising programs, development of affiliate programs relating to vehicle insurance and financing, and the introduction of a used vehicle marketing service. To the extent that such expenses exceed, precede or are not subsequently followed by increased revenues, the Company's business, results of operations and financial condition will be materially adversely affected.

  Significant fluctuations in future quarterly operating results may also be caused by general economic conditions or traditional seasonality in the automotive and light duty truck markets, which may result in fluctuations in the level of purchase requests completed by consumers or adversely affect demand for the Company's existing and planned services. The introduction of new services by the Company's competitors, market acceptance of Internet-related services in general and the introduction by the Company of new services and market acceptance of such services may also result in significant fluctuations in quarterly operating results. In addition, as a strategic response to changes in the competitive environment, the Company may from time to time make certain pricing or marketing decisions or establish strategic relationships that could have a material adverse effect on the Company's business, results of operations or financial condition. In particular, the Company may need to revise the marketing fees it charges to subscribing dealerships. There can be no assurance that subscribing dealerships will continue to participate in the Company's marketing programs or agree to future fee increases. In addition, there can be no assurance that marketing fees derived from subscribing dealerships will be sufficient to cover the Company's expenses. The foregoing factors make it likely that in some future quarters the Company's operating results will be below the expectations of the Company, securities analysts or investors. In such event, the trading price of the Common Stock would likely be materially and adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

REGULATORY UNCERTAINTIES AND GOVERNMENT REGULATION

  The Company believes that its dealer marketing service does not qualify as a brokerage activity and, therefore, that the Company does not need to comply with state broker licensing requirements. In Texas, however, the Company was required to modify its marketing program to include a pricing model under which subscribing dealerships are charged uniform fees based on the population density of their particular geographic area and to make its program open to all dealerships who wish to apply. In the event that individual state regulatory requirements change or additional requirements are imposed on the Company, the Company may be required to modify its marketing programs in such states in a manner which may undermine the program's attractiveness to consumers or dealers. In addition, in the event that a state deems that the Company is acting as a broker, the Company may be required to comply with burdensome licensing requirements of such state or terminate operations in such state. In each case, the Company's business, results of operations or financial condition could be materially and adversely affected.

  The Company's marketing service may result in changes in the way new and used vehicles are sold which may be deemed to be threatening by new and used vehicle dealers who do not subscribe to the Auto-By-Tel program. Such businesses are often represented by influential lobbying organizations, and such organizations may seek to introduce legislation which may impact the evolving marketing and distribution model which the Company's service promotes. Should legislative or legal challenges be brought successfully by such organizations, the Company's business, results of operations or financial condition could be materially and adversely affected.

  As the Company introduces new services, the Company may need to comply with additional licensing regulations and regulatory requirements. For example, the Company recently obtained an insurance brokerage license in California and has begun procuring insurance brokerage licenses in other states to ensure compliance with applicable insurance regulations, if any, of such states. In addition, the Company is currently in the process of applying for financial brokers' licenses in those states in which the Company believes such licenses are required. Becoming licensed may be an expensive and time-consuming process which could divert the efforts of management. In the event that the Company does not successfully become licensed under applicable state insurance or lending rules or otherwise comply with regulations necessitated by changes in current regulations or the introduction of new services, the Company's business, results of operations or financial condition could be materially and adversely affected.

  Additionally, there are currently few laws or regulations directly applicable to access to or commerce on the Internet. However, due to the increasing popularity and use of the Internet, it is likely that a number of laws and regulations may be adopted at the local, state, national or international levels with respect to commerce over the Internet, potentially covering issues such as pricing of services and products, advertising, user privacy and expression, intellectual property, information security, anti-competitive practices or the convergence of traditional distribution channels with Internet commerce. In addition, tax authorities in a number of states are currently reviewing the appropriate tax treatment of companies engaged in Internet commerce. New state tax regulations may subject the Company to additional state sales and income taxes. The adoption of any such laws or regulations may decrease the growth of Internet usage or the acceptance of Internet commerce which could, in turn, decrease the demand for the Company's services and increase the Company's costs or otherwise have a material adverse effect on the Company's business, results of operations or financial condition. See "Business--Government Regulation."

STRENGTHENING THE AUTO-BY-TEL BRAND NAME; HIGH COST OF ADVERTISING AND
MARKETING

  The Company believes that enhancing its national brand name recognition is critical to its efforts to maintain and increase the number of purchase requests and subscribing dealerships. The growing number of Web sites which offer competing services and the relatively low barriers to entry in providing Internet services increase the importance of establishing and maintaining brand name recognition. In order to achieve this objective, the Company will need to continue to maintain high quality services and incur considerable costs to enhance and expand brand name recognition and improve its competitive position. Much of the Company's advertising is placed on Web sites maintained by online service providers and online search engine companies. Advertising agreements with these online service providers and search engine companies are generally short-term contracts or are otherwise cancelable on short notice. There can be no assurance that such online advertisers will not cancel such contracts, or that competitors will not be able to displace Auto-By-Tel from its preferred advertising arrangements with such companies.

  In addition, the intense competition in the sale of Internet advertising, including competition from other vehicle marketing services, has resulted in a wide range of rates quoted by different vendors for a variety of advertising services. This makes it very difficult to project future levels of Internet advertising costs and availability of prime advertising space. The Company has also entered into agreements with automotive information services, such as Edmund's and Microsoft CarPoint, to display the Company's services on their Web sites. These agreements require the Company to pay such entities a fee for each user who completes a purchase request on their sites. Accordingly, any increase in the volume of purchase requests received from these sites will result in increased advertising costs with no assurance of a corresponding increase in revenues to the Company. The Company is also incurring significant expenses to increase awareness of its nationally branded Internet-based marketing services in print and television media. The Company expects these expenses to increase significantly, particularly in the first half of 1997. There can be no assurance that the Company's efforts to brand the Auto-By-Tel name will be successful or that advertising on the Internet, on television or in other media will attract consumers to the Company's Web site, or that existing marketing or advertising sources will continue to be available on commercially reasonable terms, or at all. See "Business--Strategy" and "-- Sales and Marketing."

COMPETITION

  The Company's vehicle buying services compete against a variety of Internet and traditional vehicle buying services and automobile brokers. In the Internet-based market, the Company competes for attention with other entities which maintain similar commercial Web sites. The Company also competes indirectly against automobile brokerage firms and affinity programs offered by several companies, including Price Costco and Wal-Mart. Like the Company's services, the services offered by competing Web sites, vehicle brokerage firms and affinity programs seek to increase consumer satisfaction and reduce vehicle purchasing costs.

  Although the Company does not currently compete directly with vehicle dealers and manufacturers, such competition would arise in the future if dealers and manufacturers introduced competing Web sites or developed cooperative relationships among themselves or with online vehicle information providers. Moreover, the Company's ability to achieve its objectives would be adversely affected if dealers and manufacturers adopted a low cost, firm price sales model similar to that facilitated by the Auto-By-Tel program.

  The market for Internet-based commercial services is new and competition among commercial Web sites is expected to increase significantly in the future. The Internet is characterized by minimal barriers to entry, and current and new competitors can launch new Web sites at relatively low cost. Potential competitors could include, but are not limited to, automotive information service providers, manufacturers and new and used vehicle dealers. In order to compete successfully as an Internet commercial entity, the Company must significantly increase awareness of the Company and its brand name, effectively market its services and successfully differentiate its Web site. Many of the Company's current and potential competitors have longer operating histories, greater name recognition and significantly greater financial and marketing resources than the Company. Such competitors could undertake more aggressive and costly marketing campaigns than the Company which may adversely affect the Company's marketing strategies which could have a material adverse effect on the Company's business, results of operations or financial condition.

  In addition, as the Company introduces new services, it will compete directly with a greater number of companies, including vehicle insurers and lenders as well as used vehicle superstores, such as CarMax and Auto Nation. Such companies may already maintain or may introduce Web sites which compete with that of the Company. There can be no assurance that the Company can continue to compete successfully against current or future competitors nor can there be any assurance that competitive pressures faced by the Company will not result in increased marketing costs, decreased Internet traffic or loss of market share or otherwise will not materially adversely affect its business, results of operations and financial condition. See "Business--Strategy" and "--Competition."

DEPENDENCE ON DEALERSHIP NETWORK

  To date, substantially all of the Company's revenues have been derived from fees paid by subscribing dealerships. Currently, less than half of subscribing dealers have entered into written marketing agreements with the Company, and such agreements are cancelable at the option of either party with 30 days' notice. Accordingly, subscribing dealers may terminate their affiliation with the Company for any reason, including an unwillingness to accept the Company's subscription terms or to join other marketing programs. In December 1996, the Company commenced an effort to have all subscribing dealerships execute written marketing agreements with the Company which have been revised to provide, among other things, that such dealerships will not participate in any other Internet-based or online program with attributes similar to those of the Auto-By-Tel program. At the same time, the Company has begun a program to have all subscribing dealerships enter into written agreements relating to the Auto-By-Tel financing program. As of December 31, 1996, approximately 24% and 13% of all subscribing dealerships had signed the revised marketing agreement and the financing agreement, respectively. The Company believes that some of its dealers may resist signing written agreements and there can be no assurance that the Company will be able to convince subscribing dealerships to enter into written agreements with the Company or revise existing agreements or that the Company's efforts to cause subscribing dealerships to revise their agreements will not result in subscribing dealerships terminating their relationship with Auto-By-Tel. In addition, should the volume of purchase requests increase, the Company anticipates that it will need to reduce the size of the exclusive territories currently allocated to dealerships in order to serve consumers more effectively. Dealers may be unwilling to accept reductions in the size of their territories and may, therefore, terminate their Auto-By-Tel relationship, refuse to execute formal agreements with the Company or decide not to join the Company's marketing programs. A material decrease in the number of subscribing dealerships, or slower than expected growth in the number of subscribing dealerships, could have a material adverse effect on the Company's business, results of operations or financial condition. The Company may also become unable to refer an adequate number of consumers to participating dealerships. There can be no assurance that the Company will be able to continue to attract additional dealerships and retain existing dealerships.

  Moreover, the success of the Company's business strategy depends on its participating dealerships' adherence to the Company's consumer oriented sales practices. The Company devotes significant efforts to train participating dealerships in such practices which are intended to increase consumer satisfaction. The Company's inability to train dealerships effectively, or the failure by participating dealerships to adopt such practices, respond rapidly and professionally to vehicle purchase requests, or sell vehicles in accordance with the Company's marketing strategies, could result in low consumer satisfaction, damage the Company's brand name and materially adversely affect the Company's business, results of operations or financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operation" and "Business--Strategy" and "--Dealership Network and Training."

RAPID TECHNOLOGICAL CHANGE; SECURITY RISKS AND SYSTEM DISRUPTIONS

  The Internet is characterized by rapidly changing technology. The Company believes that its future success is significantly dependent on its ability to continuously improve the speed and reliability of its Web site, enhance communications functionality with its consumers and dealers and maintain the highest-level of information privacy and ensure transactional security. The Company recently migrated its Web site platform to a more robust enterprise network, internalized all Web server hosting functions and, to accelerate connectivity, has installed two 1.54 Mbps T-1 lines for outbound traffic and a 6Mbps fractional DS/3 line for inbound traffic. The Company has also recently upgraded its routers and has installed firewall technology to protect its private network. System enhancements entail the implementation of sophisticated new technology and system processes and there can be no assurance that such continuous enhancements may not result in unanticipated system disruptions. In addition, since launching its first Web site in July 1995, the Company has experienced system downtime for limited periods of up to a few hours due to power loss and telecommunications failures, and there can be no assurance that future interruptions will not recur. Although the Company maintains redundant local offsite backup servers, all of the Company's primary servers are located at its corporate headquarters and are vulnerable to interruption by damage from fire, earthquake, power loss, telecommunications failure and other events beyond the Company's control. The Company is in the process of developing comprehensive out-of-state disaster recovery plans to safeguard dealer and consumer information. The Company's business interruption insurance may not be sufficient to compensate the Company for all losses that may occur. In the event that the Company experiences significant system disruptions, the Company's business, results of operations or financial condition could be materially and adversely affected.

  In addition, the Company is currently in the process of completing a conversion to a redundant client/server SQL database platform which involves the integration of several different internal databases used to handle the Company's consumer and dealer information and transmission requirements, as well as the Company's financial, accounting and record-keeping requirements. No assurance can be given that the implementation of this new platform will not result in disruptions to the Company's business, such as the loss of data, errors in purchase request transmissions, delays in the Company's ability to effect periodic closings of its accounting records and other similar problems. Any such disruptions or any failure to successfully implement this new information system in a timely manner could have a material adverse effect on the Company's business, results of operations or financial condition.

  The Company's services may be vulnerable to break-ins and similar disruptive problems caused by Internet users. Further, weaknesses in the Internet may compromise the security of confidential electronic information exchanged across the Internet. This includes, but is not limited to, the security of the physical network and security of the physical machines used for the information transfer. Any such flaws in the Internet, the end-user environment, or weaknesses or vulnerabilities in the Company's services or the licensed technology incorporated in such services could jeopardize the confidential nature of information transmitted over the Internet and could require the Company to expend significant financial and human resources to protect against future breaches, if any, and alleviate or mitigate problems caused by such security breaches. Concerns over the security of Internet transactions and the privacy of users may also inhibit the growth of the Internet generally, particularly as a means of conducting commercial transactions. To the extent that activities of the Company, or third party contractors, involve the storage and transmission of proprietary information (such as personal financial information or credit card numbers), security breaches could expose the Company to a risk of financial loss, litigation and other liabilities. The Company does not currently maintain insurance to protect against such losses. Any such occurrence could reduce consumer satisfaction in the Company's services and could have a material adverse effect on the Company's business, results of operations or financial condition. See "Business--Operations and Technology; Facilities."

NEW SERVICE OFFERINGS

  In order to generate additional revenues, to attract more consumers to its Web site and dealerships to its programs and remain competitive, the Company must successfully develop, market and introduce new services. The Company believes that to achieve its objectives it will need to generate a substantial portion of its future revenues from new services. The Company recently introduced an Internet-based insurance service with American International Group ("AIG"), one of the largest international insurance companies. Consumers can currently link to AIG's Web site to submit insurance applications and, when the service is fully implemented, will be able to receive real-time, online quotes. The Company also recently entered into an agreement with Chase Manhattan Automotive Finance Corporation ("Chase Manhattan") under which Chase Manhattan, together with its affiliates, will receive credit applications for new vehicle financing from prime (higher quality) credit consumers who access Auto-By-Tel's Web Site. The agreement with Chase Manhattan has a term of three years but may be terminated sooner by Chase Manhattan with six months' notice or in the event that certain ongoing conditions are not satisfied. In addition, the Company is developing client/server database applications and user interfaces which will enable the Company to provide consumers access to vehicles currently listed by dealerships who participate in the Company's used vehicle program. None of these new services has been fully developed and, in some cases, their introduction has recently been delayed due to difficulties encountered by the Company's partners in developing their software systems. There can be no assurance that the Company will successfully develop or introduce these new services, that such services will achieve market acceptance or that subscribing dealerships will not view such new services as competitive to services already offered by such dealerships. For example, consumers may be reticent to purchase vehicle insurance or procure vehicle financing online. Also, it may be more difficult to educate consumers as to the value of locating used vehicles for purchase through the Internet since used vehicle purchases are generally thought to require a greater level of hands-on involvement. The Company expects to incur additional expenses to develop and successfully market such services. To the extent that revenues generated by such additional services are insufficient to cover increased expenses, the Company's operating results would be adversely affected. Should the Company fail to develop and successfully market these services, or should competitors successfully introduce competing services, the Company's business, results of operations and financial condition may be materially and adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operation" and "Business--Products and Services."

DEPENDENCE ON STRATEGIC RELATIONSHIPS

  The Company is dependent to a large extent on a number of third party relationships to create traffic on its Web site. These relationships include positioning the Company's advertisements or services on sites maintained by
(i) automotive information providers, such as AutoSite, Edmund's and Microsoft CarPoint, (ii) Internet search engine companies, such as Excite, Magellan and WebCrawler and (iii) online services, including America Online's Digital Cities, CompuServe and Prodigy. The Company receives a significant number of purchase requests from a limited number of such Web sites, including Edmund's and Microsoft CarPoint. The termination of any of these relationships, or any significant reduction in traffic to the Web sites on which the Company's services are advertised or offered, could have a material adverse effect on the Company's business, results of operations or financial condition. A number of the Company's agreements with such online service providers may be cancelled on short notice and there can be no assurance that online service providers will not terminate such agreements. In addition, the Company continuously negotiates revisions to existing agreements and these revisions could increase the Company's costs in future periods.

  The Company believes that its comprehensive utilization of these Internet referral sources is and will remain critical in strengthening its national brand name and maintaining and increasing usage of its Internet-based services. In the event that the Company fails to maintain these strategic relationships or develop relationships with additional online services, the volume of traffic to the Company's Web site may be reduced and the Company's business, results of operations or financial condition could be materially and adversely affected.

  As a part of its overall strategy, the Company plans to develop new services by entering into alliances with other companies engaged in complementary businesses, such as vehicle financing and leasing, and insurance providers. For example, the Company recently entered into agreements with Chase Manhattan to provide vehicle financing and AIG to provide vehicle insurance services to its consumers. Strategic relationships involve numerous risks, including difficulties in the introduction and marketing of new services, diversion of management's attention from other business requirements, and the risks of entering markets in which the Company has no or limited direct prior experience and where competitors in such markets have stronger market positions. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such strategic alliances or that such transactions will not adversely affect the Company's business, results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operation" and "Business--Strategy" and "--Products and Services."

DEVELOPING MARKET; UNCERTAIN ACCEPTANCE OF THE INTERNET FOR ONLINE COMMERCE

  The market for the Company's Internet-based marketing service has only recently begun to develop and is rapidly evolving. As is typical for a new and rapidly evolving industry, demand and market acceptance for recently introduced services and products over the Internet are subject to a high level of uncertainty and there exist few proven services and products. Moreover, since the market for the Company's services is new and evolving, it is difficult to predict the future growth rate, if any, and size of this market.

  The success of the Company's service will depend upon the adoption of the Internet by consumers and dealers as a mainstream medium for commerce. While the Company believes that its services offer significant advantages to consumers and dealers, there can be no assurance that widespread acceptance of Internet commerce in general, or of the Company's services in particular, will occur. Consumers and dealers who have historically relied upon traditional means of commerce to purchase vehicles and vehicle insurance, or to procure vehicle financing, must accept novel ways of conducting business and exchanging information. In addition, dealers must be persuaded to adopt new selling models and be trained to use and invest in developing systems and technologies. Moreover, critical issues concerning the commercial use of the Internet (including ease of access, security, reliability, cost, and quality of service) remain unresolved and may impact the growth of Internet use or the attractiveness of conducting commerce online. There can be no assurance that consumers will use the Internet for commerce or that the market for the Company's services will develop successfully or achieve widespread market acceptance. If the market for Internet-based vehicle marketing services fails to develop, develops more slowly than expected or becomes saturated with competitors, or if the Company's services do not achieve market acceptance, the Company's business, results of operations and financial condition will be materially and adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operation" and "Business--Strategy."

MANAGEMENT OF GROWTH

  The rapid execution necessary for the Company to establish itself as a leader in the evolving market for Internet-based vehicle marketing services requires an effective planning and management process. The Company's rapid growth has placed, and is expected to continue to place, a significant strain on the Company's managerial, technical, sales and marketing and administrative personnel and financial resources. As of December 31, 1996, the Company had 73 employees (including two employees located in Canada), compared to 17 employees as of December 31, 1995. The Company is also in the process of testing, introducing or developing new services. The Company anticipates that to effectively develop, introduce and maintain such new services, it will need to hire a significant number of qualified managerial, technical and sales and marketing personnel in the future. Competition for such qualified individuals is intense and there can be no assurance that the Company will be able to recruit and retain such employees.

  To manage its growth, the Company must continue to implement and improve its operational and financial systems, and expand, train and manage its employee base and subscribing dealerships. There can be no assurance that the Company will be able to successfully implement these changes on a timely basis. Further, the Company is required and will continue to be required to manage multiple relationships with consumers, dealers, strategic partners and other third parties. There can be no assurance that the Company's systems, procedures or controls will be adequate to support the Company's current or future operations or that Company management will be able to achieve the rapid execution necessary to establish itself as a leader in the evolving market for Internet-based vehicle marketing services. For example, to date the Company has been able to enter into written marketing agreements with less than half of its subscribing dealership base. The Company's future operating results will also depend on its ability to expand its sales and marketing organizations, implement and manage new services to penetrate broader markets and further develop and expand its organization and technology infrastructure, to support an increased number of services. If the Company is unable to manage growth effectively, the Company's business, results of operations and financial condition will be materially adversely affected. See "Business-- Employees."

  The Company's growth strategy is predicated in part on its ability to successfully identify, acquire and integrate companies that complement or expand the Company's service offerings. While the Company is not currently negotiating any acquisitions and does not have any commitments or agreements with respect to any acquisitions, the Company anticipates that potential acquisition opportunities may arise. The Company intends to actively pursue any attractive acquisition opportunities. In the event that the Company were to issue Common Stock to consummate such potential acquisitions, such additional issuance could dilute the holdings of investors purchasing the Common Stock offered hereby. Additionally, the Company may utilize cash to consummate such acquisitions. There can be no assurance that the Company will have adequate resources to consummate any acquisition, that any acquisition will or will not occur, that any target company can be successfully integrated into the Company, and that, if any acquisition does occur, it will not be dilutive to the Company's earnings per share or otherwise have a material adverse affect on the Company's business, results of operations and financial condition.

DEPENDENCE ON KEY PERSONNEL

  The Company's performance is substantially dependent on the performance of its executive officers and key employees, all of whom are employed on an at-will basis and many of whom have worked together for only a short period of time. Given the Company's early stage of development, the Company is dependent on its ability to retain and motivate highly qualified personnel, especially its management, technical and business development teams. The Company maintains "key person" life insurance in the amount of $7.5 million on the life of Peter R. Ellis, the Company's President and Chief Executive Officer. However, the loss of the services of Mr. Ellis, or one or more of the Company's other executive officers or key employees would likely have a material adverse effect on the business, results of operations or financial condition of the Company. Certain Company officers have been involved in legal matters prior to the formation of Auto-By-Tel. While management believes that these matters have been resolved, future proceedings, if any, could interfere to some extent with the officers' services for the Company. See "Management."

  The Company's future success also depends on its ability to identify, hire, train and retain other highly qualified sales and marketing, managerial and technical personnel. In addition, the Company anticipates the need to hire a significant number of personnel as it introduces new services. Competition for such personnel is intense, and there can be no assurance that the Company will be able to attract, assimilate or retain such personnel in the future. The inability to attract and retain the necessary managerial, technical and sales and marketing personnel could have a material adverse effect upon the Company's business, results of operations or financial condition. See "Business--Employees."

RISKS ASSOCIATED WITH INTERNATIONAL EXPANSION

  The Company intends to expand its new vehicle marketing service to foreign jurisdictions by establishing relationships with vehicle dealers and strategic partners located in foreign jurisdictions in which similar challenges and inefficiencies in the market for new vehicles exist. In April 1996, the Company introduced its new vehicle marketing service in Canada and as of December 31, 1996, the Company had 72 paying franchises of subscribing dealerships located in Canada. To date, the Company has had limited experience in providing its Internet-based marketing service abroad and there can be no assurance that the Company will be successful in introducing or marketing its service abroad or will not encounter foreign regulation of its operations. In addition, there are certain risks inherent in doing business in international markets, such as changes in regulatory requirements, tariffs and other trade barriers, fluctuations in currency exchange rates, potentially adverse tax consequences, difficulties in managing or overseeing foreign operations, and educating consumers and dealers who may be unfamiliar with the benefits of online marketing and commerce. There can be no assurance that one or more of such factors will not have a material adverse effect on the Company's current or future international operations and, consequently, on the Company's business, results of operations and financial condition.

DEPENDENCE ON THE INTERNET; CAPACITY CONSTRAINTS

  The Company's ability to efficiently process purchase requests for vehicles received through the Company's Internet-based marketing service will depend, in large part, upon a robust communications industry and infrastructure for providing Internet access and carrying Internet traffic. The Internet may not prove to be a viable commercial marketplace because of inadequate development of the necessary infrastructure (e.g., reliable network backbone), timely development of complementary products (e.g., high speed modems), delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity or increased government regulation. In addition, to the extent that the Internet continues to experience significant growth in the number of users and the level of use, there can be no assurance that the Internet infrastructure will continue to be able to support the demands placed on it by such potential growth. Because global commerce and exchange of information on the Internet is new and evolving, it is difficult to predict with any assurance whether the Internet will prove to be a viable commercial marketplace. If the necessary infrastructure or complementary products are not developed, or if the Internet does not become a viable commercial marketplace, the Company's business, results of operations and financial condition will be materially adversely affected. See "Business-- Operations and Technology; Facilities."

DEPENDENCE ON PROPRIETARY SYSTEMS AND TECHNOLOGY

  The Company's success and ability to compete is dependent in part upon its proprietary systems and technology. While the Company relies on trademark, trade secret and copyright law to protect its proprietary rights, the Company believes that the technical and creative skills of its personnel, continued development of its proprietary systems and technology, brand name recognition and reliable Web site maintenance are more essential in establishing and maintaining a leadership position and strengthening its brand. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's services or to obtain and use information that the Company regards as proprietary. Policing unauthorized use of the Company's proprietary rights is difficult. In addition, litigation may be necessary in the future to enforce or protect the Company's intellectual property rights or to defend against claims of infringement or invalidity. Misappropriation of the Company's intellectual property or potential litigation could have a material adverse effect on the Company's business, results of operations or financial condition. See "Business--Operations and Technology; Facilities."

SUBSTANTIAL CONTROL BY OFFICERS AND DIRECTORS AND THEIR AFFILIATES

  Following the Offering, the Company's officers and directors and their
affiliates will beneficially own or control approximately      % of the
outstanding shares of Common Stock (after giving effect to the conversion of all outstanding Preferred Stock and the exercise of all outstanding options and assuming no exercise of the Underwriter's over-allotment option). The Company's officers, directors and their affiliates will have the ability to control the election of the Company's Board of Directors and the outcome of corporate actions requiring stockholder approval. See "Principal and Selling Stockholders."

ANTI-TAKEOVER PROVISIONS

  Certain provisions of the Company's Amended and Restated Articles of Incorporation and Bylaws could make it difficult for a third party to acquire, and could discourage a third party from attempting to acquire, control of the Company. Certain of these provisions allow the Company to issue Preferred Stock with rights senior to those of the Common Stock without any further vote or action by the stockholders and impose various procedural and other requirements which could make it more difficult for stockholders to effect certain corporate actions. Such charter provisions could limit the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock or Preferred Stock and may have the effect of delaying or preventing a change in control of the Company. The issuance of Preferred Stock also could decrease the amount of earnings and assets available for distribution to the holders of Common Stock or could adversely affect the rights and powers, including voting rights, of the holders of the Common Stock. See "Description of Capital Stock--Common Stock" and "--Preferred Stock."

NO PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

  There has been no public market for the Company's Common Stock prior to this offering. Although application will be made to the Nasdaq National Market for listing of the Common Stock, there can be no assurance that an active trading market will develop or be sustained or that the market price of the Common Stock will not decline below the initial public offering price. The initial public offering price will be determined through negotiations between the Company and the Underwriters and may not be indicative of the market price for the Common Stock following the Offering. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. Even if an active trading market does develop, the market price of the Common Stock following this offering may be highly volatile. Factors such as variations in the Company's revenue, earnings and cash flow, announcements of new service offerings, technological innovations or price reductions by the Company, its competitors or providers of alternative services, changes in financial estimates by securities analysts or other events or factors could cause the market price of the Common Stock to fluctuate substantially. In addition, the stock markets recently have experienced significant price and volume fluctuations that have particularly affected companies in the technology sector and that have been unrelated to the operating performance of those companies. Such broad market fluctuations or any failure of the Company's operating results in a particular quarter to meet market expectations may adversely affect the market price of the Common Stock following this offering.

DILUTION

  Investors participating in the Offering will incur immediate, substantial dilution. To the extent that outstanding options to purchase the Company's Common Stock are exercised, there will be further dilution. See "Dilution."

ABSENCE OF DIVIDENDS

  The Company intends to retain all future earnings for use in the development of its business and does not currently anticipate paying any cash dividends in the foreseeable future. See "Dividend Policy."

SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS

  Sale of substantial numbers of shares of Common Stock in the public market could adversely affect the market price of the Common Stock and make it more difficult for the Company to raise funds through equity offerings in the future. A substantial number of outstanding shares of Common Stock and other shares of Common Stock issuable upon exercise of outstanding stock options will become available for resale in the public market at prescribed times. Of
the            shares to be outstanding after the Offering, the
shares offered hereby will be eligible for immediate sale in the public market without restriction. All other outstanding shares of Common Stock are subject to 180-day lock-up agreements with the Underwriters. Upon the expiration of the 180-day lock-up agreements, such shares of Common Stock will become eligible for sale in the public market, subject to the provisions of Rules 144(k), 144 and 701 under the Act and any contractual restrictions on their transfer. Montgomery Securities may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements. Upon completion of the Offering, the holders of approximately 15,322,248 shares of Common Stock will be entitled to certain registration rights with respect to such shares. In addition, the Company intends to register the shares of Common Stock reserved for issuance under the Company's 1996 Stock Option Plan, 1996 Stock Incentive Plan and 1996 Employee Stock Purchase Plan following the date of this Prospectus. See "Shares Eligible for Future Sale" and "Description of Capital Stock--Registration Rights."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the shares of Common Stock
offered hereby at an assumed initial public offering price of $   per share,
after deducting estimated underwriting discounts and estimated offering
expenses, are estimated to be approximately $        (approximately $       if
the Underwriters' over-allotment is exercised in full). The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholder. See "Principal and Selling Stockholders."

  The Company expects to use the net proceeds from the Offering for working capital purposes, including online and traditional advertising programs designed to strengthen the Auto-By-Tel brand name, and general corporate purposes, including the funding of information technology investments required to support the transition to a real-time online communications platform and to develop new products and services. A portion of the proceeds from the Offering also may be used for possible acquisitions of or investments in businesses, products or technologies that expand, complement or are otherwise related to the Company's current or planned services, although no specific acquisitions are currently in negotiation. Pending such uses, the proceeds will be invested in short-term, investment grade, interest-bearing securities. The Company may require additional financing in the future to finance continuing growth. No assurance can be given that such financing will be available on favorable terms or at all.

                                DIVIDEND POLICY

  The Company has never declared or paid cash dividends on its capital stock. The Company currently intends to retain all of its future earnings, if any, for use in its business and does not anticipate paying any cash dividends in the foreseeable future.

                                CAPITALIZATION

  The following table sets forth (i) the actual capitalization of the Company derived from its financial statements as of December 31, 1996, (ii) pro forma capitalization of the Company, giving effect to (a) the authorization of 967,915 shares of Series B Preferred Stock and the sale and issuance on January 30, 1997 of 967,915 shares of Series B Preferred Stock at a price of $9.35 per share and (b) the restatement of the Company's Amended and Restated Certificate of Incorporation to provide for authorized capital stock of 50,000,000 shares of Common Stock and 5,000,000 shares of undesignated Preferred Stock, and (c) the conversion of all outstanding shares of Preferred Stock into 3,467,915 shares of Common Stock immediately prior to the closing of the Offering, and (iii) the pro forma as adjusted capitalization of the
Company to reflect the sale by the Company of           shares of Common Stock
pursuant to the Offering at an assumed public offering price of $   and the
receipt by the Company of the estimated net proceeds therefrom, after deducting estimated underwriting discounts and estimated offering expenses. The capitalization information set forth in the table below is qualified by the more detailed Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus and should be read in conjunction with such Consolidated Financial Statements and Notes.

                                                      DECEMBER 31, 1996
                                                -------------------------------
                                                                    PRO FORMA
                                                ACTUAL   PRO FORMA AS ADJUSTED
                                                -------  --------- ------------
                                                        (IN THOUSANDS)
Cash and cash equivalents...................... $ 9,062   $18,112    $
                                                =======   =======    =======
Stockholders' equity (1):
 Convertible preferred stock, $0.001 par value;
  1,500,000 shares authorized, 1,500,000 shares
  issued and outstanding, actual; 5,000,000
  shares authorized, no shares issued and
  outstanding, pro forma and pro forma as
  adjusted.....................................       2       --         --
 Common stock, $0.001 par value; 16,666,666
  shares authorized, 12,427,221 shares issued
  and outstanding, actual; 50,000,000 shares
  authorized, 15,895,136 shares outstanding,
  pro forma; 50,000,000 shares authorized,
             shares issued and outstanding, pro
  forma as adjusted............................      12        16
 Additional paid-in capital....................  15,073    24,121
 Deferred compensation.........................     (26)      (26)       (26)
 Accumulated deficit...........................  (7,065)   (7,068)    (7,065)
                                                -------   -------    -------
  Total stockholders' equity...................   7,996    17,046
                                                -------   -------    -------
    Total capitalization....................... $ 7,996   $17,046    $
                                                =======   =======    =======

--------
(1) Gives effect to a five-for-three stock split approved by the Board of Directors on November 24, 1996 and effected January 30, 1997. Excludes as of December 31, 1996: (i) 2,280,815 shares of Common Stock reserved for issuance pursuant to options outstanding under the Company's 1996 Stock Option Plan and 1996 Stock Incentive Plan at a weighted exercise price of $2.21 per share. On October 23, 1996, the Company terminated the 1996 Stock Option Plan and adopted the 1996 Stock Incentive Plan and, on November 24, 1996, amended the 1996 Stock Incentive Plan and adopted the 1996 Employee Stock Purchase Plan and reserved 1,250,000 and 666,666 shares of Common Stock, respectively, for issuance thereunder. Subsequent to December 31, 1996, the Board of Directors granted options to purchase an additional 190,398 shares of Common Stock with an exercise price of $18.80 per share under the Company's 1996 Stock Incentive Plan. See "Capitalization," "Management--Stock Plans" and Notes 1, 7 and 8 of Notes to Consolidated Financial Statements.

                                   DILUTION

  The pro forma net tangible book value of the Company as of December 31, 1996 was $8.0 million or $0.50 per share of Common Stock. Pro forma net tangible book value per share is equal to the Company's total tangible assets less its total liabilities, divided by the number of shares of Common Stock outstanding on a pro forma basis after giving effect to (i) the sale and issuance on January 30, 1997 of 967,915 shares of Series B Preferred Stock at a price of $9.35 per share and (b) the conversion of all shares of Preferred Stock into 3,467,915 shares of Common Stock immediately prior to the closing of the
Offering. After giving effect to the sale of         shares of Common Stock
offered hereby at an assumed initial public offering price of $   and the
receipt by the Company of the estimated net proceeds therefrom, after deducting estimated underwriting discounts and estimated offering expenses, the pro forma net tangible book value of the Company at December 31, 1996
would have been $          , or $     per share. This represents an immediate
increase in pro forma net tangible book value of $      per share to existing
stockholders and an immediate dilution of $       per share to new investors.
The following table illustrates this per share dilution:

Assumed initial public offering price per share.................         $
                                                                         -------
 Pro forma net tangible book value per share before the
  Offering...................................................... $  0.50
 Increase per share attributable to new investors............... $
                                                                 -------
Pro forma net tangible book value per share after the Offering..
                                                                         -------
Dilution per share to new investors.............................         $
                                                                         =======

  The following table summarizes, on a pro forma basis as of December 31, 1996, the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the average price per share paid by existing stockholders and by the investors purchasing shares of Common Stock in this offering (before deducting estimated underwriting discounts and estimated offering expenses):

                                                            TOTAL       AVERAGE
                                    SHARES PURCHASED    CONSIDERATION    PRICE
                                   ------------------ -----------------   PER
                                     NUMBER   PERCENT  AMOUNT   PERCENT  SHARE
                                   ---------- ------- --------- ------- --------
Existing stockholders(1).......... 15,895,136       % $               % $
New investors(1)..................                  %                 %
                                   ----------  -----  ---------  -----  --------
  Total...........................             100.0%            100.0%
                                   ==========  =====  =========  =====

--------
(1) The sale of shares by the Selling Stockholder in the Offering will cause the number of shares held by the existing stockholders to be reduced to
    15,495,136, or approximately    % of the total number of shares, and will
    increase the number of shares to be purchased by new stockholders to
           , or    % of the total number of shares. Assuming full exercise of the Underwriters' over-allotment option, the number of shares held by new
    stockholders would be increased to         shares or    % of the total
    number of shares outstanding.

  The foregoing tables exclude 2,471,213 shares that are issuable upon exercise of options outstanding as of January 31, 1997 with a weighted average exercise price of $2.71 per share. See "Management--Stock Plans." To the extent that outstanding options are exercised in the future, there will be further dilution to new investors.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected consolidated financial data should be read in conjunction with the Consolidated Financial Statements and related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus. The statement of operations data for the period from inception (January 31, 1995) to December 31, 1995, and the year ended December 31, 1996 and the balance sheet data as of December 31, 1995 and December 31, 1996 are derived from the Consolidated Financial Statements of the Company which have been audited by Arthur Andersen LLP, independent auditors, and are included elsewhere in this Prospectus. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                             THREE MONTHS ENDED
                           JANUARY 31, 1995   --------------------------------------------------  YEAR ENDED
                         (DATE OF INCEPTION)  MARCH 31,    JUNE 30,   SEPTEMBER 30, DECEMBER 31, DECEMBER 31,
                         TO DECEMBER 31, 1995    1996        1996         1996          1996         1996
                         -------------------- ----------  ----------  ------------- ------------ ------------
                              (IN THOUSANDS, EXCEPT SHARE, PER SHARE AND SUPPLEMENTAL OPERATING DATA)
STATEMENT OF OPERATIONS
 DATA:
Revenues................      $      274      $      436  $      952   $    1,434    $    2,203   $    5,025
                              ----------      ----------  ----------   ----------    ----------   ----------
Operating expenses:
 Marketing and
  advertising...........             476             475         678        1,247         2,039        4,439
 Selling, training and
  support...............             454             362         563          851         1,417        3,193
 Technology development.              99              67          78          294           954        1,393
 General and
 administrative.........             275             134         258          740         1,027        2,159
                              ----------      ----------  ----------   ----------    ----------   ----------
  Total operating
   expenses.............           1,304           1,038       1,577        3,132         5,437       11,184
                              ----------      ----------  ----------   ----------    ----------   ----------
Loss from operations....          (1,030)           (602)       (625)      (1,698)       (3,234)      (6,159)
Other income (expense),
 net....................             --              --           (6)          22           108          124
                              ----------      ----------  ----------   ----------    ----------   ----------
Net loss................      $   (1,030)     $     (602) $     (631)  $   (1,676)   $   (3,126)  $   (6,035)
                              ==========      ==========  ==========   ==========    ==========   ==========
Net loss per common and
 common equivalent
 shares (1).............      $     (.07)     $     (.04) $     (.04)  $     (.11)   $     (.19)  $     (.38)
                              ==========      ==========  ==========   ==========    ==========   ==========
Weighted average common
 and common equivalent
 shares outstanding (1).      15,270,154      15,270,154  15,270,154   15,900,467    16,769,853   15,800,184
SUPPLEMENTAL OPERATING
 DATA:
Purchase requests
 received...............          42,600          44,900      73,700      102,700       123,700      345,000
Paying franchises of
 subscribing
 dealerships............             253             546         728          978         1,206        1,206

                                                                DECEMBER 31,
                                                               ----------------
                                                                1995     1996
                                                               -------  -------
                                                               (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents..................................... $    48  $ 9,062
Working capital (deficit).....................................  (1,099)   5,960
Total assets..................................................     285   12,298
Total liabilities.............................................   1,275    4,302
Accumulated deficit...........................................  (1,030)  (7,065)
Stockholders' equity (deficit)................................    (990)   7,996

-------
(1) See Note 1.o of Notes to Consolidated Financial Statements for an explanation of the determination of shares used in computing net loss per share.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

  The following discussion of the results of operations and financial condition of the Company should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus. This discussion contains forward-looking statements based on current expectations which involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in such forward-looking statements due to a number of factors, including those set forth in the section entitled "Risk Factors" and elsewhere in this Prospectus.

OVERVIEW

  Auto-By-Tel is establishing a nationally branded Internet-based marketing service for new and used vehicle purchasing and related consumer services. The Company's Web site (www.autobytel.com) enables consumers to gather valuable automotive information and shop for vehicles and related consumer services from the convenience of their home or office. This convenience, coupled with low, haggle-free pricing and quick and courteous service, improves consumers' overall buying experiences. The Company's Internet-based alternative to traditional vehicle retailing dramatically reduces participating dealerships' selling costs per vehicle and increases sales volumes by channeling a large number of ready-to-buy, well-informed consumers to Auto-By-Tel participating dealerships. Monthly vehicle purchase requests increased from 10,700 in January 1996 to 40,000 in December 1996. During the same period, the number of paying franchises of subscribing dealerships increased from 253 franchises as of December 31, 1995 to 1,206 franchises as of December 31, 1996. The Company believes that the growth rates experienced by the Company since inception are not indicative of future growth rates and that growth will be slower in the future. Auto-By-Tel LLC was formed in January 1995 and began operations in March 1995. In July 1995, it introduced its Web site. Effective as of May 31, 1996, the interests of the members of Auto-By-Tel LLC and ABT Acceptance Company LLC, an affiliate, were transferred to the Company in a tax-free transaction.

  To date, substantially all of the Company's revenues have been derived from new vehicle marketing fees paid by franchises of subscribing new vehicle dealerships. To date, less than half of subscribing dealerships have entered into written marketing agreements with the Company, and such agreements are cancelable at the option of either party with 30 days' prior notice. Accordingly, subscribing dealerships may terminate their affiliation with the Company for any reason, including an unwillingness to accept the terms of the Company's revised marketing agreement or to join other marketing programs. New vehicle marketing revenues derived under subscription agreements are recognized as follows: initial fees are recognized ratably over the first twelve months following receipt, annual fees are recognized ratably over the twelve months commencing when due, and monthly fees are recognized when due. In certain instances, the Company will waive a newly subscribing dealership's monthly fees for several months. The Company's new vehicle dealer fees are not calculated on a per vehicle basis. See Note 1.e of Notes to Consolidated Financial Statements.

  As of December 31, 1996 the Company's participating dealership base consisted of (i) 1,206 paying franchises of dealerships, (ii) 509 non-paying franchises affiliated with paying dealerships (collectively, "subscribing dealerships") and (iii) approximately 230 "trial dealers." A subscribing dealership is comprised of one or more franchises with typically high volume vehicle sales (such as Ford or Toyota). A subscribing dealership may sell vehicles from multiple manufacturers and therefore have multiple subscribing dealer franchises. Dealerships pay initial, annual and monthly fees per franchise to subscribe to the Company's nationally branded Internet-based marketing program. Non-paying franchises are associated with lower volume vehicle manufacturers (such as Audi, Saab or Suzuki) and receive purchase request referrals without paying fees to Auto-By-Tel. The Company enters into informal arrangements with potential dealership participants on a trial basis in order to assist the Company and the dealership in evaluating the effectiveness of the Auto-By-Tel program at such dealerships. The Company refers consumers to trial dealerships but does not collect fees.

  In order to generate additional revenues, attract more consumers to its Web site and dealerships to its program and remain competitive, the Company must successfully develop, market and introduce new services. The Company believes that to achieve its objectives it will need to generate a majority of its future revenues from new services. These new services will leverage the Company's existing network of dealerships. The Company's used vehicle marketing program is expected to commence in the first quarter of 1997. The Company will charge each new vehicle dealership which participates in the Company's used vehicle program separate signup and annual fees. In addition, the Company intends to charge daily listing fees for each used vehicle marketed through the used vehicle program. In October 1996, the Company entered into an agreement with Chase Manhattan pursuant to which Chase Manhattan will offer vehicle loans to consumers with prime (higher quality) credit ratings referred by the Company and pay the Company and the related subscribing dealership an origination fee on each loan. The Company's financing program with Chase Manhattan is expected to become available to purchasers of new vehicles in the first quarter of 1997. Additionally, the Company expects to begin offering financing to purchasers with sub-prime (lower quality) credit ratings in the second quarter of 1997. Finance program revenues will be recognized in the month the loan is originated. The Company also plans to offer leasing through a major financial institution in the second quarter of 1997. In August 1996, the Company began offering vehicle insurance to its consumers through AIG, a major insurance underwriter, and recently began offering a direct hyperlink to AIG's Web site. In October 1996, the Company received an insurance brokerage license from the State of California. Subsequent to receipt of this license, the Company became eligible to receive referral fees from AIG. Fees due the Company under the insurance program are calculated as a percentage of the net premiums collected by AIG and revenues are recognized by the Company as premiums on the underlying policies are earned by AIG.

  The Company first recognized revenues from operations in March 1995. Accordingly, the Company has only a limited operating history upon which an evaluation of the Company and its prospects can be based, and this limited operating history makes the prediction of future operating results difficult or impossible. In addition, the Company believes that, in order to achieve its objectives, it will need to significantly increase revenues from existing services and generate revenues from new services, such as the planned used vehicle buying service and the planned vehicle financing, leasing and insurance policy referral services. There can be no assurance that the Company will successfully introduce or generate sufficient revenues from such services. The Company had an accumulated deficit as of December 31, 1996 of $7.1 million. In addition, the Company expects to incur substantial operating losses in future periods. The Company's future prospects must be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in the early stages of development, particularly companies in new and rapidly evolving markets, such as the market for Internet commerce. To address these risks, the Company must, among other things, continue to send vehicle purchase requests to dealers that result in sales in sufficient numbers to support the marketing fees charged by the Company, respond to competitive developments, increase its brand name visibility, successfully introduce new services, continue to attract, retain and motivate qualified employees, and continue to upgrade and enhance its information systems technologies to accommodate expanded service offerings and increased consumer traffic. There can be no assurance that the Company will be successful in addressing such risks. In addition, although the Company has experienced rapid revenue growth in recent periods, historical growth rates will not be sustainable and are not indicative of future operating results, and there can be no assurance that the Company will achieve or maintain profitability.

  The introduction of new services by the Company's competitors, market acceptance of Internet-related services in general and, in particular, demand for the Company's services, and the introduction by the Company of new services and market acceptance of such services may also result in significant fluctuations in quarterly operating results. In addition, as a strategic response to changes in the competitive environment, the Company may from time to time make certain pricing or marketing decisions or establish strategic relationships that could have a material adverse effect on the Company's business, results of operations or financial condition. In particular, the Company may need to revise the marketing fees it charges to subscribing dealers. There can be no assurance that subscribing dealerships will continue to participate in the Company's marketing program or agree to future fee increases. Currently, less than half of subscribing dealerships have entered into written marketing agreements with the Company and these subscribing dealerships may cancel subscriptions on 30 days' prior notice. As a result, quarterly sales and operating results may vary significantly in response to any significant change in the number of subscribing dealerships. In December 1996, the Company commenced an effort to have all subscribing dealerships execute revised marketing agreements with the Company, which have been revised to provide, among other things, that such dealerships will not participate in any other Internet-based or online program with attributes similar to those of the Auto-By-Tel program. At the same time, the Company commenced a program to have all subscribing dealerships enter into written agreements relating to the Auto-By-Tel financing program. As of January 30, 1997, approximately 24% and 13% of all subscribing dealers had signed the revised marketing agreement and the financing agreement, respectively. The Company believes that some of its dealers may resist signing written agreements and there can be no assurance that the Company will be able to convince its subscribing dealers to enter into written agreements with the Company or revise existing agreements or that the Company's efforts to cause subscribing dealers to sign these agreements will not result in the subscribing dealers terminating their relationship with Auto-By-Tel.

  Much of the Company's advertising is placed on Web sites maintained by online service providers and online search engine companies. The Company's advertising agreements with online service providers and search engine companies are generally short-term contracts or are otherwise cancelable on short notice. There can be no assurance that these advertisers will not cancel such contracts, or that competitors will not be able to displace Auto-By-Tel from its preferred advertising arrangements with such companies. The intense competition in the sale of Internet advertising, including competition from other vehicle marketing services, has resulted in a wide range of rates quoted by different vendors for a variety of advertising services. This makes it very difficult to project future levels of Internet advertising costs and availability of prime advertising space. The Company has also entered into agreements with automotive information services, such as Edmunds and Microsoft CarPoint, to display the Company's services on their Web sites. These agreements require the Company to pay such entities a fee for each user who submits a vehicle purchase request to Auto-By-Tel from their sites. Accordingly, any increase in the volume of purchase requests will result in increased advertising costs, but revenue from dealers will not necessarily increase thereafter. The Company is also incurring significant expenses to increase awareness of its Internet-based marketing service in print and television media. The Company expects these expenses to increase significantly, particularly in the first half of 1997. In the fourth quarter of 1996, the Company began to advertise on cable television. In the first quarter of 1997, the Company commenced advertising on network television, including a 30 second commercial which aired during the Super Bowl.

  As a result of the Company's limited operating history, the Company lacks sufficient historical financial and operating data on which to base operating results. The Company's expense levels are based in part on its expectations as to future revenues, which may vary in relation to increases or decreases in the number of dealerships which subscribe to the Company's marketing program. The Company's inability to adjust spending in a timely manner to compensate for any unexpected revenue shortfall would have a material adverse effect on the Company's business, results of operations and financial condition. In addition, the Company anticipates significant increases in costs and expenses as a result of planned increases in its marketing and advertising efforts, dealership training and support, development of affiliate programs relating to vehicle insurance and financing, and the introduction of a used vehicle buying program. The Company also anticipates significant additions to its managerial, technical, sales and marketing, and administrative personnel in order to support the Company's growth and business objectives. To the extent that such expenses exceed, precede or are not subsequently followed by increased revenues, the Company's business, results of operations and financial condition will be materially adversely affected.

  Significant fluctuations in future quarterly operating results may also be caused by general economic conditions or traditional seasonality in the automobile and light duty truck markets, which may result in fluctuations in the level of purchase requests completed by consumers or adversely affect demand for the Company's existing and planned services. The foregoing factors make it likely that, in some future quarters, the Company's operating results will be below the expectations of the Company, securities analysts or investors. In such event, the trading price of the Common Stock would likely be materially and adversely affected.

RESULTS OF OPERATIONS

  The following tables set forth certain unaudited quarterly financial information for the eight quarters ended December 31, 1996. In the opinion of management, this information has been prepared substantially on the same basis as the financial statements appearing elsewhere in this Prospectus, and all necessary adjustments (consisting only of normal recurring adjustments and certain non-recurring adjustments) have been included in the amounts stated below to present fairly the unaudited quarterly results when read in conjunction with the audited consolidated financial statements of the Company and related notes thereto appearing elsewhere in this Prospectus. The operating results for any quarter are not necessarily indicative of the operating results for any future period.

                                                      QUARTER ENDED
                         ------------------------------------------------------------------------
                                                                                 SEPT.
                         MAR. 31, JUNE 30, SEPT. 30, DEC. 31, MAR. 31, JUNE 30,   30,    DEC. 31,
                         1995(1)    1995     1995      1995     1996     1996    1996      1996
                         -------- -------- --------- -------- -------- -------- -------  --------
                                                     (IN THOUSANDS)
Revenues................   $  3    $  18     $  77    $ 176    $  436   $  952  $ 1,434  $ 2,203
                           ----    -----     -----    -----    ------   ------  -------  -------
Operating expenses:
 Marketing and
  advertising...........      6       38       130      302       475      678    1,247    2,039
 Selling, training and
  support...............     13       98       136      207       362      563      851    1,417
 Technology development.      6       28        44       21        67       78      294      954
 General and
  administrative........     14       73        83      105       134      258      740    1,027
                           ----    -----     -----    -----    ------   ------  -------  -------
    Total operating
     expenses...........     39      237       393      635     1,038    1,577    3,132    5,437
                           ----    -----     -----    -----    ------   ------  -------  -------
Loss from operations....    (36)    (219)     (316)    (459)     (602)    (625)  (1,698)  (3,234)
Other income (expense),
 net....................    --       --        --       --        --        (6)      22      108
                           ----    -----     -----    -----    ------   ------  -------  -------
Net loss................   $(36)   $(219)    $(316)   $(459)   $ (602)  $ (631) $(1,676) $(3,126)
                           ====    =====     =====    =====    ======   ======  =======  =======

--------
(1)Period from the Company's inception on January 31, 1995.

 REVENUES

  Revenues were $274,000 in 1995 and $5.0 million in 1996. Revenues increased each successive quarter, from $3,000 in the first quarter of 1995 to $176,000 in the fourth quarter of 1995 to $436,000 in the first quarter of 1996 to $2.2 million in the fourth quarter of 1996. The growth in revenues was primarily due to an increase in the number of paying subscribing dealerships in the Company's new vehicle marketing programs from 253 as of December 31, 1995 to 1,206 as of December 31, 1996, and, to a lesser extent, increases in average dealership fees.

  Since its inception in January 1995, the Company has derived substantially all of its revenues from fees paid by its paying subscribing new vehicle dealerships. Currently, these fees typically consist of (i) initial subscription fees ranging from $2,500 to $4,500, (ii) annual fees of $2,500 and (iii) monthly fees ranging from $250 to $1,500. Under the Company's marketing agreements, which less than half of subscribing dealerships have signed, the Company may typically increase or decrease dealership fees with 30 or 60 days prior notice. The Company intends to continuously review its pricing structure and adjust dealership fees in a manner commensurate with its ability to reduce a dealership's selling costs.

 MARKETING AND ADVERTISING

  Marketing and advertising expenses have historically consisted primarily of referral fees paid to online automotive information providers, online service providers and online search engine companies which recommend and refer consumers to the Auto-By-Tel Web site or allow consumers to complete Auto-By-Tel vehicle purchase requests on their Web sites. Other marketing and advertising expenses include print advertising, public relations expenses, salaries and associated expenses related to the Company's marketing personnel. Marketing and advertising expenses were $476,000 in 1995 and $4.4 million in 1996. Marketing and advertising expenses increased each successive quarter, from $6,000 in the first quarter of 1995 to $302,000 in the fourth quarter of 1995 to $475,000 in the first quarter of 1996 to $2.0 million in the fourth quarter of 1996. Marketing and advertising expenses increased due to increased referral fees paid as a result of increased vehicle purchase requests, increased print advertising, and the addition of marketing and advertising employees as well as national print and television branding efforts. The marketing and advertising staff grew from two employees as of December 31, 1995 to five employees as of December 31, 1996. The Company anticipates that the overall level of marketing and advertising expenditures will increase significantly in the future, particularly in the first half of 1997 in connection with the Company's efforts to further increase awareness of the Auto-By-Tel brand name. The Company commenced cable television advertising in the fourth quarter of 1996 and launched network television advertising in the first quarter of 1997. Due to seasonal variations in the timing of marketing and advertising expenditures, the Company anticipates that marketing and advertising expenses will vary significantly from quarter to quarter.

 SELLING, TRAINING AND SUPPORT

  Selling, training and support expenses consist primarily of dealer training and support, salaries and related costs for customer service personnel and travel and entertainment. Selling, training and support expenses were $454,000 in 1995 and $3.2 million in 1996. Selling, training and support expenses increased each successive quarter, from $13,000 in the first quarter of 1995 to $207,000 in the fourth quarter of 1995 to $362,000 in the first quarter of 1996 to $1.4 million in the fourth quarter of 1996. Selling, training and support expenses increased primarily as the result of the addition of selling, training, and support staff and the associated overhead and employment costs. Selling, training and support staff grew from 12 employees as of December 31, 1995 to 39 employees (including two in Canada) as of December 31, 1996.

 TECHNOLOGY DEVELOPMENT

  Technology development expenditures are charged to expense as incurred and consist primarily of personnel and related compensation costs and contract labor to support software development and configuration and implementation of the Company's Internet, telecommunications and support system infrastructure. Technology development expenses have increased significantly since the Company's inception, from $6,000 in the first quarter of 1995 to $67,000 in the first quarter of 1996 to $954,000 in the fourth quarter of 1996. Technology development expenses increased primarily as a result of increased third party software development costs and increased costs associated with the increase in technical headcount from one employee as of March 31, 1996 to 12 employees as of December 31, 1996 and, to a lesser extent, additional indirect costs associated with the Company's expanded technology development efforts. These increased expenditures were necessary to support the Company's development of its Dealer Realtime System, the used vehicle program software and systems, and the rollout of the financing and lease programs.

 GENERAL AND ADMINISTRATIVE

  General and administrative expenses consist primarily of salaries of financial and administrative personnel, a portion of salaries of other managerial personnel and related travel expenses, as well as legal and accounting expenses. General and administrative expenses increased each successive quarter, from $14,000 in the first quarter of 1995 to $105,000 in the fourth quarter of 1995 to $134,000 in the first quarter of 1996 to $1.0 million in the fourth quarter of 1996. General and administrative expenses increased primarily as a result of increased accounting and legal expenses, and the addition of administrative and financial staff. The general and administrative staff grew from four employees as of December 31, 1995 to 17 employees as of December 31, 1996. The Company intends to increase the absolute dollar level of general and administrative expenses in future periods. The Company anticipates significant additions to its managerial, technical, sales and marketing and administrative personnel in order to support the Company's growth and business objectives. To the extent that such expenses exceed, precede or are not subsequently followed by increased revenues, the Company's business, results of operations and financial condition will be materially adversely affected.

 OTHER INCOME (EXPENSE), NET

  Other expense in the second and third quarters of 1996 consisted of interest expense on amounts borrowed from the Company's Chairman, John Bedrosian, and Michael Fuchs, who subsequently became a director of the Company. These amounts were loaned to the Company to allow the Company to meet its liquidity requirements. Following the Company's $15.0 million financing in August 1996, the Company repaid the amounts borrowed from Mr. Bedrosian, together with $20,000 of accrued interest expense, and converted the amounts borrowed from Mr. Fuchs, together with accrued interest, into Series A Preferred Stock. The Company realized $40,000 and $108,000 of interest income in the third and fourth quarters, respectively, as a result of increased cash balances derived from the issuance of Series A Preferred Stock. See Notes 3 and 5.a of Notes to Consolidated Financial Statements.

 INCOME TAXES

  No provision for federal and state income taxes has been recorded as the Company incurred operating losses through December 31, 1996. As of December 31, 1996, the Company had approximately $4.7 million of net operating loss carryforwards which are available to offset future federal and state taxable income; such carryforwards expire in various years through 2011. Under the Tax Reform Act of 1986, the amounts of and the benefits from net operating loss carryforwards may be impaired in certain circumstances. Events which may cause such limitations in the amount of available net operating losses which the Company may utilize in any one year include, but are not limited to, a cumulative ownership change of more than 50% over a three year period. As of December 31, 1996, the effect of such limitation, if imposed, has not been determined. The Company has provided a full valuation allowance on the deferred tax asset because of the uncertainty regarding its realization. See
Note 4 of Notes to Consolidated Financial Statements.

 LIQUIDITY AND CAPITAL RESOURCES

  As of December 31, 1996, the Company had approximately $9.1 million in cash and short-term investments. Since its inception, the Company has financed its operations primarily through loans from John Bedrosian, the Company's Chairman and co-founder, loans from Mr. Michael Fuchs, who subsequently became a director of the Company, and the issuance of Preferred Stock in August 1996 and January 1997. For fiscal 1995 and 1996, cash used in operating activities was primarily attributable to the net losses from operations and increases in accounts receivable, prepaid expenses and other assets, offset to some extent by increases in deferred income and other current liabilities. For the year ended December 31, 1996, cash used in investing activities was attributable to purchases of property and equipment consisting primarily of computer hardware, telecommunications equipment, furniture and leasehold improvements.

  The Company has no material commitments other than those under the operating lease for its principal executive offices and certain marketing and advertising agreements and arrangements. The Company anticipates a substantial increase in its capital expenditures and operating lease expenses in 1997. The Company believes that the net proceeds from this offering, along with current cash and cash equivalents, will be sufficient to fund its working capital and capital expenditure requirements for at least the next twelve months. Thereafter, if cash generated from operations is insufficient to satisfy the Company's liquidity requirements, the Company may seek to issue additional equity or debt securities or establish a credit facility. The issuance of additional equity or convertible debt securities could result in additional dilution to the Company's shareholders. There can be no assurance that financing will be available to the Company in amounts or on terms acceptable to the Company. See "Use of Proceeds" and Notes 2, 3, 5, 6, 7 and 8 of Notes to Consolidated Financial Statements.

                                   BUSINESS

OVERVIEW

  Auto-By-Tel is establishing a nationally branded Internet-based marketing service for new and used vehicle purchasing and related consumer services. The Company's Web site (www.autobytel.com) enables consumers to gather valuable information about automobiles and light duty trucks ("vehicles") and shop for vehicles and related consumer services from the convenience of their home or office. This convenience, coupled with low, haggle-free pricing and quick and courteous service, improves consumers' overall buying experiences. The Company's Internet-based alternative to traditional vehicle retailing dramatically reduces participating dealerships' selling costs per vehicle and increases sales volumes by channeling a large number of ready-to-buy, well-informed consumers to Auto-By-Tel dealerships. The Company's Internet-based services are free to consumers and, to date, the Company has derived substantially all of its revenues from fees paid by subscribing dealerships.

  Consumers wishing to purchase new vehicles through the Company's services complete a request available on the Company's and its partners' Web sites which specifies the type of vehicle and accessories desired, along with the consumer's phone number, e-mail address and zip code. The purchase request is then forwarded to the Auto-By-Tel participating dealership located in the consumer's geographic area. Typically, consumers are contacted by dealers within 48 hours with a firm, competitive quote for the vehicle, eliminating the unwelcome and time-consuming task of negotiating with the dealer and thus facilitating completion of the sale. As of December 31, 1996 the Company's Internet-based dealership base consisted of (i) 1,206 paying franchises of dealerships, (ii) 509 non-paying franchises affiliated with paying dealerships (collectively, "subscribing dealerships"), and (iii) approximately 230 "trial dealers." From the commencement of operations in March 1995 to December 31, 1996, the Company received more than 385,000 new vehicle purchase requests.

INDUSTRY BACKGROUND

 Information and Commerce on the Internet

  The Internet is a network of computers which enables users to access and share information and conduct business transactions. Much of the recent growth in the use of the Internet by businesses and individuals has been driven by the emergence of the World Wide Web (the "Web") which enables non-technical users to exploit the resources of the Internet. International Data Corporation ("IDC") estimates that the number of Web users increased from 16.1 million at the end of 1995 to 34.6 million at the end of 1996 and that this number will increase to 163 million by the end of the year 2000.

  The emergence of the Internet as a significant communications medium is driving the development and adoption of Web content and commerce applications that offer convenience and value to consumers, as well as unique marketing opportunities and reduced operating costs to businesses. By hosting information about products and services on the Web, a company can enable potential customers in any geographical area to gather relevant, in-depth information about products and services at their convenience and according to their preferences. A growing number of consumers have begun to transact business electronically, such as paying bills, booking airline tickets, trading securities and purchasing consumer goods, including personal computers, consumer electronics, compact disks, books and vehicles. Moreover, online transactions can be faster, less expensive and more convenient than transactions conducted through a human intermediary. In addition, Web commerce applications enable businesses to rapidly target and economically manage a broad customer base and establish and maintain ongoing direct customer relationships. IDC estimates that the dollar value of goods and services purchased over the Web will increase from approximately $318 million in 1995 to $95 billion in the year 2000.

  The increasing use of the Internet has encouraged information providers to post their automotive information on the Internet. For example, Kelley Blue Book (www.kbb.com), Edmund Publications (www.edmund.com), AutoSite (www.autosite.com), IntelliChoice (www.intellichoice.com) and Microsoft's CarPoint (carpoint.msn.com) all maintain Web sites that allow consumers to conduct comprehensive automotive research online. The marketing capabilities of the Web, combined with the easy availability of automotive information, have enabled the establishment of Web-based vehicle marketing services. Many of these services may be characterized as either online services sponsored by technology providers with little understanding of the automobile and light duty truck markets, or Web sites published by traditional vehicle dealers or manufacturers which do not effectively utilize the capabilities of the Internet to provide an effective buying solution.

 New Vehicle Retailing

  Buying a new vehicle is the second largest purchase an average consumer makes. According to the National Automobile Dealers Association ("NADA"), the industry's largest dealer organization, $293 billion was spent by consumers in the United States in 1995 on new vehicles, representing 14.8 million new units. Although it attracts significant consumer dollars, the vehicle sales process has not changed significantly in the last 25 years. In the United States, new vehicles are sold almost exclusively by approximately 22,000 dealerships franchised by manufacturers.

  The excitement of purchasing a new vehicle is often muted by the fear of being misled, intimidated or pressured into making a purchase decision. Dealerships typically retain multiple levels of sales personnel trained in sales, deal closing, finance and insurance. As a result, a consumer is often faced with the prospect of negotiating with numerous individuals, all of whom receive compensation based on a percentage of the profits on each sale. This makes it difficult for a consumer to receive clear information or a fair price without protracted and unpleasant negotiation. These dynamics often result in low consumer satisfaction as consumers view sales tactics utilized by some dealers as self serving, unfair, intimidating or overbearing.

  Notwithstanding the magnitude of the new vehicle market, the automotive dealer infrastructure is under pressure and consolidating. The new vehicle retailing business is fiercely competitive due to an overabundance of dealers. A significant number of dealers not only compete against dealers franchised by other manufacturers, but against dealers located in the same geographical area who are affiliated with the same manufacturer. In addition, the typical business model of a new vehicle dealership is capital intensive, requiring significant investments in inventory, and is characterized by an expensive sales cost structure and significant pressure to increase per unit gross profit. These factors have fostered industry consolidation resulting in a 27% decrease in the number of dealerships in the last 25 years. According to J.D. Power and Associates, a recognized automobile industry market research firm, this consolidation trend is likely to continue in the future.

  The historic abundance of dealerships and the resulting intense competition have led to the development of high-pressure sales methods designed not only to complete the sale of new vehicles, but also to increase per unit gross profit from additional product sales to the same consumer, such as vehicle accessories, financing, insurance and extended service contracts. These high-pressure sales methods have resulted in low consumer satisfaction and low sales productivity. According to NADA, the productivity of a typical retail salesperson has essentially remained unchanged over the past 18 years. In order to overcome this low productivity, a dealership must generate more sales leads by spending significant amounts to market its franchise, maintain a large selection of vehicles and improve the physical premises to attract consumers. These efforts are often accompanied by high priced print and television advertising. These factors, combined with the high cost of attracting and retaining the numerous sales personnel required to effect vehicle sales utilizing current sales methods, have significantly increased the average cost per new vehicle sold. According to NADA, average labor and overhead costs incurred per vehicle sold in 1995 totaled approximately $1,120 and average marketing and advertising cost per vehicle sold in 1995 totaled $399. Increased costs contributed to an average loss to dealers of $22 per new vehicle sold in 1995.

  Low consumer satisfaction and the inefficient nature of traditional vehicle retailing have left both consumers and retailers seeking an alternative means of buying and selling automobiles and light duty trucks.

THE AUTO-BY-TEL SOLUTION

  Auto-By-Tel is establishing a nationally branded Internet-based marketing service for new and used vehicle purchasing and related consumer services. Using the Internet, consumers in the United States and Canada submit purchase requests on the Company's and its partners' Web site. Each purchase request is then forwarded to the Auto-By-Tel dealership located in the consumer's geographic area. The dealership then telephones the consumer with a firm, competitive price. By providing an Internet-based alternative to traditional vehicle retailing, Auto-By-Tel provides the following benefits:

  Benefits to Consumers. Using Auto-By-Tel's Internet-based marketing program, consumers benefit from the convenience and privacy of shopping from their home or office; online access to a wide range of up-to-date information about vehicle models, options and dealer costs; receipt of a competitive price without the need to haggle; and quick and courteous delivery of the vehicle.

  Benefits to Dealers. One of the goals of the Auto-By-Tel program is to significantly reduce dealers' labor and marketing costs attributable to a vehicle sale. The Company provides participating dealers a high-volume of quality purchase requests at a low cost. These requests are submitted by consumers who have indicated their level of purchase commitment and who, in most cases, have already conducted research on their desired vehicle. As a result, dealers can complete the sales process more quickly and efficiently under the Auto-By-Tel program than via traditional sales methods, thereby reducing a dealer's labor costs. In addition, participating dealers can reduce their average per vehicle marketing costs by gaining access to a large number of serious purchasers without incurring the expense of incremental advertising.

STRATEGY

  The Company is committed to being the premier nationally branded, Internet-based marketing service for new and used vehicles and related consumer services. Key elements of the Company's strategy include:

  Enhancing the Strength of Auto-By-Tel Brand Name. The Company believes that enhancing the strength of the Auto-By-Tel brand name and positioning itself as the industry standard for Internet-based, consumer friendly, low cost vehicle purchasing and related consumer services is critical in its efforts to attract vehicle buyers and to increase the size of its subscribing dealership base. The Company further believes that the early stage of Internet commerce and the Company's leadership in the development of the Internet-based vehicle purchasing market provide it with an opportunity to establish a level of branding not typically available to newer companies. A key element of the Company's strategy is to devote significant management and financial resources to brand name-building activities, including advertising in online and traditional print and television media, public relations initiatives and participation in industry conferences and trade shows. The Company aggressively promotes awareness of its brand name primarily through (i) strategic marketing relationships with Internet-based automotive information providers including AutoSite, Edmund's and Microsoft CarPoint, (ii) Internet advertising (sometimes on an exclusive or preferred basis) on online search engines, such as Excite, Magellan, and WebCrawler, (iii) online service providers, such as America Online's Digital Cities, CompuServe and Prodigy and
(iv) in popular automotive and Internet related magazines. Recently, the Company began to place advertisements in a number of additional leading magazines and on television in order to reach a wider audience, strengthen the awareness of the Auto-By-Tel brand name and drive consumer traffic to the Company's Web site.

  Maintaining, Strengthening and Expanding Online and Internet
Relationships. Contractual agreements with online services, Internet search engine companies, and other service providers which recommend and refer consumers to the Company or allow consumers to complete purchase requests on their Web sites are critical to increasing the Company's visibility on the Internet, enhancing the strength of its brand name and generating a high volume of purchase requests. For example, the Company has exclusive or preferred position on Web sites maintained by AutoSite, Edmund's and Microsoft CarPoint. The Company intends to strengthen its relationships with existing Internet referral sources and continue to seek exclusive or preferred arrangement with such sources. In addition, the Company continues to seek opportunities to promote its services on other Web sites or to enter into strategic alliances with or acquisitions of complementary service providers.

  Continuing to Expand and Upgrade Technology Infrastructure. The Company believes that its future success is significantly dependent on its ability to continuously improve the speed and reliability of its Web site, accommodate increasing traffic and enhance communication functionality with its consumers and dealers. The

Company has recently added the capability to communicate with dealers online and upload information, including photographs on a weekly basis about their used vehicle inventory, to the Company's used vehicle database. The Company plans to continue to expand its technological infrastructure, enhance the security and reliability of the Company's Web site and develop additional sophisticated software applications and user interfaces to accommodate planned services.

  Expanding Dealership Base and Improving Dealer Service. The Company believes that the size and quality of its participating dealership base is critical to the success of its business. The Company intends to capitalize on its marketing and advertising programs to further the expansion of its dealership base. This expansion would provide the Company with the ability to increase its geographic penetration and improve its ability to service the purchase requests of a greater number of consumers. In addition, the Company believes that increased consumer satisfaction with the vehicle purchasing experience is essential to the success and differentiation of its services. Accordingly, the Company maintains an extensive training program for its participating dealerships which includes the initial and ongoing training of dealership representatives and emphasizes rapid response times, a firm competitive price quote and fair and honest treatment of its consumers. The Company regularly solicits consumer feedback and monitors dealership compliance with the Auto-By-Tel program.

  Leveraging Existing Auto-By-Tel Brand Name and Marketing Model with Additional Services. The Company continually evaluates opportunities to leverage the Auto-By-Tel brand name and its Internet-based vehicle purchasing model by introducing new and complementary services. For example, the Company has an alliance with AIG to offer the Company's consumers high-quality and price competitive vehicle insurance and an agreement with Chase Manhattan to provide competitive new and used vehicle financing to consumers with prime credit ratings. The Company is negotiating similar relationships with several leading financial institutions to provide new and used vehicle leasing services and vehicle loans to sub-prime credit consumers. The Company also plans to introduce used vehicle marketing services and an affinity program to further penetrate its potential consumer base. The Company currently expects these new service offerings to be launched in the first half of 1997.

  Pursuing International Growth Opportunities. The Internet and online service providers enable the Company to market its services internationally. The Company believes that its vehicle purchasing model can be adapted for use in countries in which the vehicle retailing industry faces structural inefficiencies and consumer dissatisfaction similar to that experienced in the United States. The Company recently introduced its service in Canada and as of December 31, 1996, had a subscribing dealership base of 72 Canadian franchises and, in the fourth quarter of 1996, processed over 3,000 purchase requests from Canadian consumers.

  Leveraging Proprietary Consumer Information. The Company's growing database may, in the future, have the potential to provide dealers and manufacturers with improved information regarding consumer preferences which they may utilize to streamline purchasing and production decisions.

PRODUCTS AND SERVICES

  The Company's existing and currently planned Internet-based services include:

     EXISTING
     SERVICES                    LAUNCH DATE                      DESCRIPTION
     --------                    ------------ ---------------------------------------------------
 New vehicle                     March 1995   This service offers a cost-effective new vehicle
  marketing                                   purchasing method which allows consumers to submit
  service                                     purchase requests to local dealers who promptly
                                              contact the consumer with a firm, competitive price
                                              over the telephone.

 Insurance                       August 1996  The Company entered into a marketing agreement with
  marketing                                   AIG in August 1996, to provide a vehicle insurance
  service                                     service through the Company's Web site. This
                                              service allows users to submit insurance
                                              applications online and rapidly receive automobile
                                              insurance at competitive rates.
                                 ANTICIPATED
 PLANNED SERVICES                LAUNCH DATE                      DESCRIPTION
 ----------------                ------------ ---------------------------------------------------
 Used vehicle                    Q1-Q2 1997   This service will allow consumers to purchase high-
  marketing                                   quality used vehicles available at local area
  service                                     dealerships by searching an extensive database of
                                              used vehicles which have been certified to meet
                                              certain Auto-By-Tel standards.

 Financing and leasing services               In October 1996, the Company entered into an
  New vehicles                                agreement with Chase Manhattan, pursuant to which
 . Prime credit                  Q1 1997      Chase Manhattan will receive online credit
 . Sub-prime credit              Q2 1997      applications from consumers referred by the
 . Leasing                       Q2 1997      Company. In addition, the Company is negotiating
  Used vehicle                                with several leading financial institutions to
 . Prime credit                  Q2 1997      offer financing to new and used vehicle consumers
 . Sub-prime credit              Q2 1997      with sub-prime credit ratings, as well as new and
 . Leasing                       Q2 1997      used vehicle leasing services.

 Credit union                    Q2 1997      The Company intends to launch a customized
  program                                     marketing service to credit unions to assist their
                                              members in purchasing new and used vehicles through
                                              Auto-By-Tel participating dealerships.

 Affinity program                Q3 1997      Consumers may join the Company's affinity program,
  (ABT Mobilist)                              which will provide discounted services, including
                                              roadside assistance programs, discounted travel
                                              products and special credit card programs.

  New vehicle marketing service. Consumers who purchase new vehicles through the Company's Web site complete a purchase request over the Internet which specifies the type of vehicle and accessories the consumer desires, along with the consumer's phone number, e-mail address and zip code. The purchase request is then forwarded to the Auto-By-Tel participating dealership located in the consumer's geographic area and the Company promptly returns an e-mail message to the consumer informing the consumer of the dealership's name and phone number and the name of the Auto-By-Tel manager at the dealership. Typically, the consumer is contacted by the dealership by telephone within 48 hours with a firm, competitive quote for the vehicle, eliminating the unwelcome and time consuming task of negotiating with the dealer and thus facilitating completion of the sale. Consumers usually complete their purchase and take delivery of their vehicles at the dealership showroom. Generally, within 10 days of the submission of the consumer's purchase request, the Company contacts the consumer by e-mail requesting completion of a quality assurance survey on the Company's Web site that is used by the Company and its dealers to improve the quality of dealer service and allows the Company to evaluate the sales process at participating dealerships.

  The Auto-By-Tel network of subscribing dealerships has grown from 367 franchises as of December 31, 1995 to 1,715 franchises as of December 31, 1996. 230 dealers were participating in the Auto-By-Tel program on a non-paying trial basis as of December 31, 1996.

  Insurance marketing services. According to Best Executive Data Service, the United States' market for total written personal auto insurance premiums totalled $104 billion in 1995. In August 1996, the Company began offering vehicle insurance to its consumers through an online program with AIG. The Company's Web site currently offers a direct hyperlink to the AIG Web site which enables consumers to fill out applications and, when the service is fully implemented, be approved for insurance online. The Company's agreement with AIG provides for fees to the Company to be calculated as a percentage of the net premiums earned and collected by AIG on policies issued to Auto-By-Tel consumers.

  Used vehicle marketing service. The market for used vehicles in the United States was estimated by NADA to be $370 billion in 1995, of which $182 billion represented sales of used vehicles by new vehicle franchised dealers. This market has been growing rapidly, due primarily to increasing prices for new vehicles and the large supply of high-quality, late model used vehicles created by the recent trend toward short-term leasing. Used vehicle departments at many dealers are more profitable than new vehicle departments.

  The Company intends to leverage its brand name and new vehicle dealership network by launching similar marketing services for used vehicles during the first half of 1997. Unlike existing Internet services which act as unwieldy electronic classified ads, the Auto-By-Tel used vehicle program will display to consumers a wide selection of vehicles available in the consumer's specific locale, tailored to their individualized search parameters. This display will eventually provide warranty and price information on the used vehicle, including updated retail and wholesale prices and the Auto-By-Tel dealership price, and, when available, a digital photograph of the used vehicle. Consumers could then place a purchase request for the used vehicle and would be contacted by the dealer to conclude the sale.

  To ensure that the used vehicles being sold through the service are of the highest quality, dealers are required to certify that their used vehicles meet Auto-By-Tel certification standards and to provide a nationwide, limited 90 day warranty. Consumers also receive a 72-hour, money-back guarantee on their purchases which any dealership in the Auto-By-Tel used vehicle program will be required to honor. Only dealers participating in the new vehicle program will be eligible to participate in the used vehicle program.

  The Company will charge each new vehicle subscribing dealership that wishes to participate in the Company's used vehicle program a separate and additional signup and annual fee per franchise. The Company anticipates that these fees would initially be lower than those charged in the new vehicle program. In addition, the Company intends to charge daily listing fees for each used vehicle marketed on the service which will be priced according to the number of used vehicles a dealer lists with the Auto-By-Tel program.

  Finance and leasing services. The Company intends to make financing available to consumers purchasing new and used vehicles through the Auto-By-Tel programs. The Auto-By-Tel financing program will be economical, convenient and private. Vehicle buyers will be able to apply for a loan online at the time they submit their purchase request for either a new or used vehicle. The Company believes that the loans and leases offered through its service will be competitive with those currently available through major financial institutions.

  The Auto-By-Tel financing program will benefit lenders, lessors, consumers, and dealers. Finance companies and dealers will benefit from reduced paperwork and processing costs. Consumers will be able to arrive at the dealership with their loan pre-approved, their credit verification documents in hand, and the loan paperwork waiting for them. This will enable immediate delivery and allow the dealer to be more rapidly paid by the lender, thereby accelerating the dealer's cash flow. The Company believes that the convenience of attractive financing, combined with a firm, competitive price, will increase the closing rates on sales attributable to Auto-By-Tel purchase request referrals.

  In October 1996, the Company entered into an agreement with Chase Manhattan to receive credit application for new vehicle financing from consumers with prime credit ratings who submit purchase requests. The agreement has a term of three years but may be terminated sooner by Chase Manhattan with six months' notice or in the event that certain ongoing conditions are not satisfied. The Company anticipates that, when the service is implemented, consumers will be able to access Chase Manhattan's credit applications through the Company's Web site, submit their loan applications online and, depending on the creditworthiness of the consumer, have their loan requests approved electronically while they wait. All responses will be routed simultaneously to the subscribing dealership. The Auto-By-Tel financing program will enable consumers to receive up front, competitive loans from the privacy of their home or office, eliminating the need to negotiate a loan with the traditional car dealership's F&I (finance and insurance) department or visit their local bank or credit union. Chase Manhattan will pay the Company an origination fee for most loans and the dealership will be compensated for each loan made to an Auto-By-Tel consumer. The Company anticipates that this service will be implemented during the first half of 1997.

  The Company is negotiating with several financial institutions to offer new and used vehicle leasing programs and financing programs for new and used vehicle purchasers with sub-prime credit ratings. The Company believes that origination fees will vary depending on the credit qualifications of applicants. The Company currently expects to launch a financing program for consumers with sub-prime credit ratings in the second quarter of 1997. The Company expects to begin offering leasing for new and used vehicles by the end of the second quarter of 1997.

  Credit Union Program. Auto-By-Tel believes that credit unions, which assist their members in acquiring and financing new and used vehicles, represent an attractive market for its marketing services. There are presently about 11,800 credit unions in the U.S. with about 70 million members according to Callahan and Associates, a recognized authority on the credit union industry. Credit unions account for $80 billion in vehicle loans outstanding as of June 30, 1996. The Company intends to launch a customized program for credit unions to assist their members in purchasing new and used vehicles through Auto-By-Tel participating dealers.

  The Company's program is designed to ensure that credit union members receive the same competitive price and courteous service as the Company's direct Internet customers, through access to Auto-By-Tel's participating dealers, while allowing credit unions to provide for the financing needs of their members. The Company's program will offer several Internet-based solutions targeted toward credit union members.

  Affinity program (ABT Mobilist). In order to offer Auto-By-Tel consumers additional services and encourage them to regularly revisit the Auto-By-Tel Web site after purchasing their vehicles, the Company intends to begin offering an Internet-based affinity program during the third quarter of 1997. This program, which has been developed in conjunction with an affinity consulting organization, may include various services, including an affinity credit card, discount travel products, concierge services, discount cellular phone service, entertainment services and special promotional offerings on items such as auto parts. Members will accumulate credits to be applied towards the purchase of automobiles or trucks through an Auto-By-Tel subscribing dealer. The Company currently expects that consumers will pay an annual fee for such programs as well as a small commission each time certain services are utilized. The Company currently anticipates that the annual fee to subscribers will range from approximately $39 to $59 depending upon the level of membership.

  In order to generate additional revenues, attract more consumers to its Web site and dealerships to its program and remain competitive, the Company must successfully develop, market and introduce new services. The Company believes that to achieve its objectives it will need to generate a substantial portion of its future revenues from new services. None of these new services has been fully developed and, in some cases, their introduction has been delayed due to difficulties encountered in software development encountered by the Company's Internet partners. There can be no assurance that the Company will successfully develop or introduce these new services, that such services will achieve market acceptance or that subscribing dealerships will not view such new services as competitive to services already offered by such dealerships. For example, consumers may be reticent to purchase insurance or procure vehicle financing online. Also, it may be more difficult to educate consumers as to the value of locating used vehicles for purchase through the Internet since used vehicle purchases are generally thought to require a greater level of hands-on involvement in the inspection and purchase of a used vehicle. The Company intends to incur additional expenses to develop and successfully market such services. To the extent that revenues generated by such additional services are insufficient to cover such expenses, the Company's operating results would be adversely affected. Should the Company fail to develop and successfully market these services, or should competitors successfully introduce competing services, the Company's business, results of operations, and financial condition may be materially and adversely affected.

MARKETING AND SALES

  The Company believes that enhancing its national brand name recognition and position as a leading Internet-based marketing service is critical to its efforts to increase the number of purchase requests and subscribing dealerships. The growing number of Web sites which offer competing services and the relatively low barriers to entry in providing Internet services increase the importance of establishing and maintaining brand name recognition.

  In order to enhance brand name awareness, the Company aggressively markets its services to vehicle consumers and Internet users by advertising on the Internet, in print media and on television. The Company has established marketing programs with many of the leading automotive information providers on the Internet, including AutoSite, Edmund's and Microsoft CarPoint, and maintains marketing programs with major online services, such as America Online's Digital Cities, CompuServe and Prodigy. Auto-By-Tel continues to position itself as the leading vehicle and related consumer services marketing program with major Internet search engine companies such as Excite, Magellan, and Web Crawler. The Company believes that its comprehensive coverage of these Internet sites helps to increase purchase request volume and will remain a critical element of the Company's future business.

  The Company supplements its coverage of Internet referral sources with traditional print advertising. The Company has historically focused on computer user and hobbyist publications and major automotive magazines. The Company advertises in publications such as Car & Driver, Motor Trend, Road & Track, and their respective buyers guides, as well as magazines such as Internet World, OnLine Access and CompuServe to direct traffic to its Web site. The Company has begun to expand this marketing with a campaign to accelerate awareness of the Auto-By-Tel brand name and drive traffic to its Web site through television ads featured on the CNN and MSNBC networks and C/NET television programs. In the fourth quarter of 1996, the Company commenced advertising on cable television and, in the first quarter of 1997, launched national network television advertising (including a 30 second commercial during the broadcast of the Super Bowl).

  The revolutionary nature of the Company's program compared to traditional vehicle sales methods has also resulted in a significant amount of unpaid media coverage. To date, the Company has been the subject of over 500 newspaper, magazine, radio and television stories. Articles about the Company's new vehicle program have appeared in BusinessWeek, Fortune, Time, and the Wall Street Journal. Television stories featuring the Company have been aired on the NBC Nightly News and CNN. The Company believes that the initial media coverage has been an important element in creating consumer awareness of the Auto-By-Tel program and contributed to early dealership subscriptions to the program.

  In addition to its consumer-oriented marketing activities, which help to attract participating dealerships, the Company also markets its programs directly to dealerships by soliciting targeted dealerships, participating in trade shows, advertising in trade publications, and encouraging subscribing dealerships to recommend the Auto-By-Tel program to other dealerships.

DEALERSHIP NETWORK AND TRAINING


                                    (GRAPH)

  The top half of this page includes a bar graph depicting the information set forth in the table following immediately thereafter. This data is the number of paying and non-paying dealers participating in the Auto-By-Tel program from each of the eight quarters ended December 31, 1996.

Paying Franchises        0  38 111 253 546   728   978 1,206
Non-Paying Franchises    0  15  43 114 308   380   474   509
                       --- --- --- --- --- ----- ----- -----
*Total Subscribing       0  53 154 367 854 1,108 1,452 1,715
                       === === === === === ===== ===== =====

--------
* Does not include dealers who were participating on a trial basis. As of December 31, 1996, the Company had approximately 230 non-paying, trial dealers.

  As of December 31, 1996 the Company's participating dealership base consisted of (i) 1,206 paying franchises of subscribing dealerships, (ii) 509 non-paying franchises affiliated with paying subscribing dealerships and (iii) approximately 230 "trial dealers." A subscribing dealership is comprised of one or more franchises with typically high volume vehicle sales (such as Ford or Toyota). A subscribing dealership may sell vehicles from multiple manufacturers and therefore have multiple subscribing dealer franchises. Dealerships pay initial, annual and monthly fees per franchise to subscribe to the Company's online marketing program. Non-paying franchises are typically associated with lower-volume vehicle manufacturers (such as Audi, Saab or Suzuki) and receive purchase request referrals without paying fees to Auto-By-Tel. The Company enters into informal arrangements with potential dealership participants on a trial basis in order to assist the Company and the dealership in evaluating the effectiveness of the Auto-By-Tel program at such dealerships. The Company refers consumers to trial dealerships but does not collect fees. As of December 31, 1996, approximately 230 dealerships were participating on a trial basis. In order to better serve consumers, the Company intends to significantly increase the number of participating North American dealership franchises by the end of fiscal 1998, but there can be no assurance that it will be able to do so.

  Although the number of the Company's subscribing dealerships has increased in every quarter since the Company's inception, the Company periodically terminates agreements or relationships with subscribing dealerships when the Company receives repeated complaints from consumers regarding dealer sales practices that conflict with the Auto-By-Tel marketing program. Currently, less than half of subscribing dealerships have entered into written agreements with the Company. Dealership marketing agreements have a five year term but are cancelable by either party with 30 days notice. In fiscal 1996, the loss of dealerships due to terminations by the Company and cancellations by dealerships totaled 104 and 90 franchises, respectively. These losses were more than offset by new subscribing dealerships during the same period.

  In December 1996, the Company commenced an effort to have all subscribing dealerships execute written marketing agreements with the Company which have been revised to provide, among other things, that such dealerships will not participate with any other program with attributes similar to those of the Auto-By-Tel program. At the same time, the Company has begun a program to have all subscribing dealerships enter into written marketing agreements relating to the Auto-By-Tel financing program. As of January 30, 1997, 1996, approximately 24% and 13% of all paying subscribing dealerships had signed the revised marketing agreement and the financing agreement, respectively. The Company believes that some of its dealers may resist signing written agreements and there can be no assurance that the Company will be able to convince subscribing dealerships to enter into written agreements with the Company or revise their existing agreements or that the Company's efforts to cause subscribing dealerships to revise their agreements will not result in subscribing dealerships terminating their relationship with Auto-By-Tel.

  In addition, should the volume of purchase requests increase, the Company anticipates that it will need to reduce the size of the exclusive territories currently allocated to dealerships in order to serve consumers more effectively. Dealers may be unwilling to accept reductions in the size of their territories and may, therefore, terminate their relationship, refuse to execute formal agreements with the Company or decide not to join the Company's marketing program. A material decrease in the number of subscribing dealerships, or slower than expected growth in the number of subscribing dealerships, could have a material adverse effect on the Company's business, results of operations or financial condition. The Company may also become unable to refer an adequate number of consumers to participating dealerships. There can be no assurance that the Company will be able to continue to attract additional dealerships and retain existing dealerships.

  Auto-By-Tel dealerships are located in every major metropolitan area in the United States and Canada. In December 1996, the Company's computer systems were able to match and electronically route 92% of total purchase requests to participating dealerships. The remaining 8% of purchase requests were received from consumers in unassigned territories and were manually assigned and subsequently electronically routed to dealers. Auto-By-Tel dealerships are often leaders in their respective markets. Of the ten largest dealership holding companies (according to the Automotive News 1996 Data Book), nine participate in the Company's new vehicle marketing program at some level. Size is not always a sufficient criterion, however, in the selection of Auto-By-Tel participating dealers. Auto-By-Tel is only interested in establishing relationships with dealers which share the Company's commitment to improving consumer service in the vehicle retailing industry. To meet this goal, the Company requests that participating dealerships have their representatives trained in the Auto-By-Tel marketing program, dedicate electronic and human resources to the Auto-By-Tel system and comply with the Auto-By-Tel guidelines of rapid consumer response, full disclosure, competitive and up-front pricing communicated by telephone and the selection of an employee to be the dedicated Auto-By-Tel manager. To further increase consumer satisfaction and reduce dealership costs, the Company discourages dealerships from using commissioned salespersons and the accompanying layers of personnel to interface with Auto-By-Tel consumers.

  The Company trains Auto-By-Tel dealers over the telephone, via satellite seminars, at the Company's headquarters in Irvine, California, at regional training centers and at dealerships' premises. The Company's staff strives to shift dealer salespersons away from traditional vehicle selling techniques and to the Auto-By-Tel approach. Special emphasis is placed upon telephone skills and addressing consumer questions and concerns. Generally, within ten days of the submission of a vehicle purchase request, the Company contacts the consumer by e-mail requesting completion of a quality assurance survey on the Company's Web site that is used by the

Company and dealers to improve the quality of dealer service and allows the Company to evaluate the sales process at participating dealers. Dealerships that fail to abide by the Auto-By-Tel program or who receive repeated consumer complaints are terminated from the Auto-By-Tel program.

  Auto-By-Tel participating dealerships are assigned exclusive territories based upon specific zip codes. Auto-By-Tel assigned regions tend to be larger than the traditional dealership region assigned by automobile manufacturers, in order to allow the Company to generate sufficiently high volume to the subscribing dealership to make participation in the Auto-By-Tel program attractive. Pursuant to an agreement with the Texas Department of Transportation, Auto-By-Tel cannot effectively guarantee exclusive territories to dealerships located in Texas, and dealership sign-up and annual fees in Texas are required to be uniform while monthly fees are based solely on population density in a given zip code.

COMPETITION

  The Company's vehicle purchasing services compete against a variety of Internet and traditional vehicle buying services and automotive brokers. In the Internet-based market, the Company competes for attention with other entities which maintain similar commercial Web sites. The Company also competes indirectly against vehicle brokerage firms and affinity programs offered by several companies, including Price Costco and Wal-Mart. Like the Company's services, the services offered by competing Web sites, automotive brokerage firms and affinity programs seek to increase consumer satisfaction and reduce vehicle purchasing costs.

  Although the Company does not currently compete directly with vehicle dealers and manufacturers, such competition would arise in the future if dealers and manufacturers introduced competing Web sites or developed cooperative relationships among themselves or with online automotive information providers. Moreover, the Company's ability to achieve its objectives would be adversely affected if dealers and manufacturers adopted a low cost, firm price sales model similar to that facilitated by the Auto-By-Tel program.

  The market for Internet-based commercial services is new and competition among commercial Web sites is expected to increase significantly in the future. The Internet is characterized by minimal barriers to entry, and current and new competitors can launch new Web sites at relatively low cost. Potential competitors could include, but are not limited to, automotive information service providers, vehicle manufacturers and new and used vehicle dealers. In order to compete successfully as an Internet commerce entity, the Company must significantly increase awareness of the Company and its brand name, effectively market its services and successfully differentiate its Web site. Many of the Company's current and potential competitors have longer operating histories, greater name recognition and significantly greater financial and marketing resources than the Company. Such competitors could undertake more aggressive and costly marketing campaigns than the Company which may adversely affect the Company's marketing strategies which could have a material adverse effect on the Company's business, results of operations or financial condition.

  In addition, as the Company introduces new services, it will compete directly with a greater number of companies, including vehicle insurers, lenders and lessors as well as used vehicle superstores, such as CarMax and Auto Nation. Such companies may already maintain or may introduce Web sites which compete with that of the Company. There can be no assurance that the Company can continue to compete successfully against current or future competitors nor can there be any assurance that competitive pressures faced by the Company will not result in increased marketing costs, decreased Internet traffic or loss of market share or otherwise will not materially adversely affect its business, results of operations and financial condition.

  The Company believes that the principal competitive factors affecting the market for Internet-based vehicle marketing services are the speed and quality of service execution, the size and effectiveness of the participating dealership base, competitive dealer pricing, successful marketing and establishment of national brand name recognition, positioning itself as a leading Internet-based marketing service, the volume and quality of traffic to and purchase requests from a Web site and the ability to introduce new services in a timely and cost-effective manner. Although the Company believes that it currently competes favorably with respect to such factors, there can be no assurance that the Company will be able to compete successfully against current or future competitors with respect to any of these factors.

OPERATIONS AND TECHNOLOGY; FACILITIES

  The Company believes that its future success is significantly dependent on its ability to continuously improve the speed and reliability of its Web site, enhance communications functionality with its consumers and dealers and maintain the highest-level of information privacy and transactional security. The Company maintains all of its own Web server hosting functions and, to accelerate connectivity, has installed two 1.54 Mbps T-1 lines for outbound traffic and a 6 Mbps fractional DS/3 line for inbound traffic. The Company has also recently upgraded its routers and has installed firewall technology to protect its private network. Continuous system enhancements are primarily intended to accommodate increased traffic across the Company's Web site, improve the speed with which purchase requests are processed and heighten Web site security which will be increasingly important as the Company offers new services such as vehicle insurance and financing. System enhancements entail the implementation of sophisticated new technology and system processes and there can be no assurance that such continuous enhancements may not result in unanticipated system disruptions. In addition, since launching its first Web site in July 1995, the Company has experienced system downtime for limited periods of up to a few hours due to power loss and telecommunications failures, and there can be no assurance that interruptions will not recur. Although the Company maintains redundant local offsite backup servers, all of the Company's primary servers are located at its corporate headquarters and are vulnerable to interruption by damage from fire, earthquake, power loss, telecommunications failure and other events beyond the Company's control. The Company is in the process of developing comprehensive out-of-state disaster recovery plans to safeguard dealer and consumer information. The Company's business interruption insurance may not be sufficient to compensate the Company for all losses that may occur. In the event that the Company experienced significant system disruptions, the Company's business, results of operations or financial condition could be materially and adversely affected.

  The Company recently implemented its proprietary Dealer Realtime System, a personal computer-based network which allows participating dealers to receive consumer purchase requests online shortly after submission by consumers. Historically, all purchase requests were transmitted through the Company's fax server to dealers. By complementing the fax server process, the Dealer Realtime System, is designed to shorten dealer response time to consumers. The successful implementation of the Dealer Realtime System requires the active support of the Company's dealership base. To receive consumer purchase requests online, dealers must purchase or lease the Dealer Realtime System and train, under the Company's guidance, their personnel. There can be no assurance that all or most dealerships will acquire the Dealer Realtime System or adopt the skills necessary to effectively use this system.

  In addition, the Company has developed and intends to further develop its proprietary client/server database applications which allow consumers to search and display used vehicle information. Such database applications allow Auto-By-Tel dealerships to upload their inventory, including digitized photographs of vehicles, to the Company's used vehicle database. Dealerships participating in the Company's Dealer Realtime System will already have acquired the equipment necessary to participate in the used vehicle marketing program. As of January 30, 1997, 118 subscribing dealerships have acquired the Dealer Realtime System. There can be no assurance that Auto-By-Tel dealerships will agree to invest in the Dealer Realtime System, or pay the associated monthly maintenance charges on a timely basis, or at all.

  The Company has developed and intends to further enhance systems which allow consumers to complete and securely transmit online loan applications which will be forwarded by the Company to the appropriate lender. The Company anticipates launching these services during the first quarter of 1997.

  In addition, the Company is currently in the process of completing a conversion to a redundant client/server SQL database platform which involves the integration of several different internal databases used to handle the Company's consumer and dealer information and transmission requirements as well as the Company's financial, accounting and record-keeping requirements. In addition to increasing the overall efficiency of the Company's operations, the Company anticipates that these new integrated systems could enable Auto-By-Tel to develop and market new and strategically targeted database services. No assurance can be given that the implementation of this new platform will not result in disruptions to the Company's business, such as the loss of data, errors in purchase request transmissions, delays in the Company's ability to effect periodic closings of its accounting records and other similar problems. Any such disruptions or any failure to successfully implement this new information system in a timely manner could have a material adverse effect on the Company's business, results of operations or financial condition.

  The Company's services may be vulnerable to break-ins and similar disruptive problems caused by Internet users. Further, weaknesses in the Internet may compromise the security of confidential electronic information exchanged across the Internet. This includes, but is not limited to, the security of the physical network and security of the physical machines used for the information transfer. Any such flaws in the Internet or the end-user environment, or weaknesses or vulnerabilities in the Company's services or the licensed technology incorporated in such service, would jeopardize the confidential nature of information transmitted over the Internet and could require the Company to expend significant financial and human resources to protect against future breaches, if any, in order to alleviate or mitigate problems caused by such security breaches. Concerns over the security of Internet transactions and the privacy of users may also inhibit the growth of the Internet generally, particularly as a means of conducting commercial transactions. To the extent that activities of the Company, or third party contractors, involve the storage and transmission of proprietary information (such as personal financial information or credit card numbers), security breaches could expose the Company to a risk of financial loss or litigation or other liabilities. Any such occurrence could reduce consumer satisfaction in the Company's services and could have a material adverse effect on the Company's business, results of operations or financial condition.

  The Company's success and ability to compete is dependent in part upon its proprietary systems and technology. While the Company relies on trademark, trade secret and copyright laws to protect its proprietary rights, the Company believes that the technical and creative skills of its personnel, continued development of its proprietary systems and technology, brand name recognition and reliable Web site maintenance are more essential in establishing and maintaining a leadership position. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's services or to obtain and use information that the Company regards as proprietary. Policing unauthorized use of the Company's proprietary rights is difficult. In addition, litigation may be necessary in the future to enforce or protect the Company's intellectual property rights or to defend against claims of infringement or invalidity. Misappropriation of the Company's intellectual property or potential litigation could have a material adverse effect on the Company's business, results of operations or financial condition.

  All of the Company's operations are centrally located in approximately 13,700 square feet of office space in Irvine, California. Approximately 12,300 square feet is leased through August 1, 2001, and the Company has the option to renew this lease for an additional five-year period. Approximately 1,400 square feet is separately leased under a sublease through April 30, 1997.

GOVERNMENT REGULATION

  The Company believes that its dealer marketing service does not qualify as a brokerage activity and, therefore, that the Company does not need to comply with state broker licensing requirements. In Texas, however, the Company was required to modify its marketing program to include a pricing model under which subscribing dealerships are charged uniform fees based on the population density of their particular geographic area and to make its program open to all dealerships who wish to apply. In the event that individual state regulatory requirements change or additional requirements are imposed on the Company, the Company may be required to modify its marketing programs in such states in a manner which may undermine the program's attractiveness to consumers or dealers. In addition, in the event that a state deems that the Company is acting as a broker, the Company may be required to comply with burdensome licensing requirements of such state or terminate operations in such state. In each case, the Company's business, results of operations or financial condition could be materially and adversely affected.

  The Company's marketing service may result in changes in the way new and used vehicles are sold which may be deemed to be threatening by new and used vehicle dealers who do not subscribe to the Auto-By-Tel program. Such businesses are often represented by influential lobbying organizations, and such organizations may seek to introduce legislation which may impact the evolving marketing and distribution model which the Company's service promotes. Should legislative or legal challenges be brought successfully by such organizations, the Company's business, results of operations or financial condition could be materially and adversely affected.

  As the Company introduces new services, the Company may need to comply with additional licensing regulations and regulatory requirements. For example, the Company recently obtained an insurance brokerage license in California and has begun procuring insurance brokerage licenses in other states to ensure compliance with applicable insurance regulations, if any, of such states. In addition, the Company is currently in the process of applying for financial brokers' licenses in those states in which the Company believes such licenses are required. Becoming licensed may be an expensive and time-consuming process which could divert the efforts of management. In the event that the Company does not successfully become licensed under applicable state insurance or lending rules or otherwise comply with regulations necessitated by changes in current regulations or the introduction of new services, the Company's business, results of operations or financial condition could be materially and adversely affected.

  Additionally, there are currently few laws or regulations directly applicable to access to or commerce on the Internet. However, due to the increasing popularity and use of the Internet, it is likely that a number of laws and regulations may be adopted at the local, state, national or international levels with respect to commerce over the Internet, potentially covering issues such as pricing of services and products, advertising, user privacy and expression, intellectual property, information security, anti-competitive practices or the convergence of traditional distribution channels with Internet commerce. In addition, tax authorities in a number of states are currently reviewing the appropriate tax treatment of companies engaged in Internet commerce. New state tax regulations may subject the Company to additional state sales and income taxes. The adoption of any such laws or regulations may decrease the growth of Internet usage or the acceptance of Internet commerce which could, in turn, decrease the demand for the Company's services and increase the Company's costs or otherwise have a material adverse effect on the Company's business, results of operations or financial condition.

EMPLOYEES

  The Company experienced significant growth in employment during 1996, and as of December 31, 1996, the Company had a total of 73 employees (including two in Canada), compared to 17 employees as of December 31, 1995. Employees as of December 31, 1996 included nine in management, 41 in marketing, selling, training and support, 11 engaged in technical activities and 12 administrative employees. The Company also employs independent contractors for software and hardware development, which totaled 19 people as of December 31, 1996. None of the Company's employees is represented by a labor union. The Company has not experienced any work stoppages and considers its relations with its employees to be good.


  The Company's rapid growth has placed, and is expected to continue to place, a significant strain on the Company's managerial and technical resources. The Company's future success depends in significant part upon the continued service of its key technical and senior management personnel and its continuing ability to attract and retain qualified sales, marketing, technical and managerial personnel. As the Company introduces new services, it will need to hire a significant number of additional managerial, sales, marketing and technical personnel. Competition for qualified personnel is intense and there can be no assurance that the Company will be able to retain its key employees or that it will be able to attract and retain additional highly qualified personnel in the future.

  The Company's performance is substantially dependent on the performance of its executive officers and key employees, all of whom are employed on an at-will basis and many of whom have worked together for only a short period of time. The Company maintains "key person" life insurance in the amount of $7.5 million on the life of Peter R. Ellis, the Company's President and Chief Executive Officer. However, the loss of the services of Mr. Ellis or one or more of the Company's other executive officers or key employees would likely have a material adverse effect on the business, results of operations and financial condition of the Company. See "Management."

                                  MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND OTHER KEY EMPLOYEES

  The following table sets forth certain information with respect to the executive officers, directors and other key employees of the Company.

 EXECUTIVE OFFICERS AND
       DIRECTORS          AGE                             POSITION
 ----------------------   ---                             --------
Peter R. Ellis..........   50 President, Chief Executive Officer and Director
John C. Bedrosian.......   61 Chairman of the Board
W. Randolph Ellspermann.   50 Senior Vice President of the Company and Chief Operating Officer
                               of Auto-By-Tel Acceptance Corporation
Robert S. Grimes........   53 Executive Vice President and Director
Mark W. Lorimer.........   37 Vice President, General Counsel and Secretary
Michael J. Lowell.......   38 Senior Vice President of the Company and Chief Operating Officer
                               of Auto-By-Tel Marketing Corporation
Brian B. MacDonald......   39 Vice President Finance and Treasurer
John M. Markovich.......   40 Senior Vice President Finance and Chief Financial Officer
Jeffrey H. Coats (1)(2).   39 Director
Michael Fuchs(1)(2).....   50 Director
  OTHER KEY EMPLOYEES
  -------------------
Thomas J. Ciresa........   55 Director of Used Vehicle Development and Canada Operations
Jacqueline A. Dufort....   34 Chief Technology Officer
John P. Honiotes........   49 National Sales Director

--------
(1) Member of the Audit Committee.
(2) Member of the Compensation Committee.

  Peter R. Ellis co-founded the Company and has been President and Chief Executive Officer since its inception. Mr. Ellis has extensive experience in the automobile retailing industry. From June 1993 to December 1993, Mr. Ellis served as Chairman of PEAC Corporation, a retail used vehicle business. From August 1973 to May 1991, Mr. Ellis was a controlling stockholder and served as President of P.R. Ellis Corp. (formerly known as CAJ Corporation), a holding corporation for several companies which owned and operated automobile dealerships and related businesses in Northern and Southern California and Arizona. Mr. Ellis' corporations guaranteed in the ordinary course of business loans made to vehicle purchasers, and, in 1985, the principal amount outstanding under such guaranteed loans reached an aggregate of approximately $80 million. As a result of higher than industry standard defaults by vehicle purchasers in subsequent years, Mr. Ellis' corporations, which then owned three dealerships, were required to expend significant cash to satisfy these guarantees. In the early 1990's, vehicle sales decreased significantly as a result of the then ongoing recession in California. The effects of the recession, when combined with poor working capital, had a severe impact on Mr. Ellis' dealership operations. During this period, Mr. Ellis personally guaranteed additional capital and inventory loans with an aggregate principal amount in excess of $40 million on behalf of three dealerships. In 1991, Mr. Ellis closed the three remaining dealerships due to ongoing financial difficulties. As a result, certain company loans were defaulted. Subsequently, in response to a creditor's proceedings, Mr. Ellis declared personal bankruptcy under Chapter 7 of the United States Bankruptcy Code in January 1994. All outstanding debts were discharged in August 1994 by order of the Bankruptcy Court.

  John C. Bedrosian co-founded the Company and has been Chairman of the Board since its inception. Since September 1993, Mr. Bedrosian has been engaged in personal investing activities. From August 1985 to September 1993, Mr. Bedrosian was Senior Executive Vice President of National Medical Enterprises ("NME"), a hospital management company. Mr. Bedrosian holds a B.S. from the University of California, Los Angeles and an LL.B. from the University of Southern California. Mr. Bedrosian also served on the Board of

NME from 1976 to September 1994. In 1992, the U.S. Attorney's office commenced an investigation of a subsidiary of NME for alleged Medicare and Medicaid billing improprieties. In June 1994, NME reached an out of court settlement with the U.S. Department of Justice paying fines and penalties of $379 million. Mr. Bedrosian was not involved in these proceedings. In addition, in 1995, the Securities and Exchange Commission (the "SEC") commenced an examination into potential improper disclosures made by NME in its periodic reports filed in 1991. Mr. Bedrosian and eight former employees appeared before the SEC to give testimony relating to the exercise of employee stock options and disposition of the underlying shares during this period. To date, the SEC has taken no further action.

  W. Randolph Ellspermann joined the Company in July 1996 as Chief Operating Officer of Auto-By-Tel Acceptance Corporation and, in January 1997, was appointed a Senior Vice President of the Company. Mr. Ellspermann also serves as Chief Operating Officer of Auto-By-Tel Insurance Services, Inc. From November 1993 to June 1996, Mr. Ellspermann was employed by Mark III Industries, a van conversion company, where he last served as Chief Operating and Financial Officer. From June 1986 to June 1993, Mr. Ellspermann served at subsidiaries of Security Pacific Corporation, including five years as Chief Executive Officer of Security Pacific Information Services and two years as Chief Financial Officer of Security Pacific Auto Finance. Mr. Ellspermann's background also includes 13 years with Ford Motor Company and Ford Motor Credit Company in a variety of finance and management positions.
Mr. Ellspermann holds a B.S. in Industrial Management from Purdue University and a Masters of Business Administration from the University of Michigan.

  Robert S. Grimes has been a director of the Company since inception and has served as Executive Vice President since July 1996. Since September 1987, Mr. Grimes has been President of R.S. Grimes & Co., Inc., an investment company. From April 1981 to March 1987, Mr. Grimes was a partner with the investment firm of Cowen & Company. Mr. Grimes holds a B.S. from the Wharton School of Commerce and Finance at the University of Pennsylvania and an LL.B. from the University of Pennsylvania Law School.

  Mark W. Lorimer joined the Company in December 1996 as Vice President, General Counsel and Secretary. From January 1996 to November 1996, Mr. Lorimer was a partner and, from March 1989 to January 1996, was an associate with the law firm of Dewey Ballantine. Mr. Lorimer holds a B.S. in Speech from Northwestern University and a J.D. from the Fordham University School of Law.

  Michael J. Lowell joined the Company in October 1996 as Chief Operating Officer of Auto-By-Tel Marketing Corporation and, in January 1997, was also appointed a Senior Vice President of the Company. From March 1995 to November 1996, Mr. Lowell served as Vice President and Chief Financial Officer of Alpha Microsystems, a publicly-held computer hardware and software developer. From February 1990 to March 1995, Mr. Lowell held various financial and management positions, most recently as Vice President and Chief Financial Officer, with Wahlco Environmental Systems, Inc. ("Wahlco"), a publicly-held manufacturer of environment control equipment. From February 1987 to February 1990, Mr. Lowell served in various management and financial positions, most recently as Vice President and Treasurer, with Pacific Diversified Capital Company, a diversified holding company, the investments of which included a controlling interest in Wahlco. Prior to working with Wahlco, Mr. Lowell held various positions with Ducommun, Inc., a publicly-held manufacturer and distributor of electronic components. Mr. Lowell holds a B.S. in Finance from California State University at Long Beach and a Masters of Business Administration from the University of San Diego.

  Brian B. MacDonald joined the Company in October 1995 as Chief Financial Officer and Manager, was appointed Vice President in May 1996 and was appointed Vice President Finance and Treasurer in January 1997. From April 1990 to October 1994, Mr. MacDonald served as Controller for all of the subsidiaries of Long Beach Bank, F.S.B. and from December 1992 to October 1994 also managed the operations of the bank's insurance subsidiary. From September 1983 to January 1990, Mr. MacDonald worked at Price Waterhouse L.L.P. in a variety of divisions, including their audit and high-technology divisions. Mr. MacDonald holds a B.S. in Business from the University of Southern California.

  John M. Markovich joined the Company in January 1997 as Senior Vice President Finance and Chief Financial Officer. From April 1995 to January 1997, Mr. Markovich served as Vice President Finance and Chief Financial Officer of Optical Coating Laboratory, Inc., a publicly-held manufacturer of thin film coated optical products. From May 1993 to February 1995, Mr. Markovich served as Vice President Finance and Chief

Financial Officer of Electrosci, Inc., an early stage environmental technology company, and from July 1992 to May 1993, he was Vice President and Chief Financial Officer of the Norden Fruit Company. From August 1987 to February 1992, Mr. Markovich served as Vice President and Treasurer of Western Digital Corporation, a publicly-held multinational electronics manufacturer. Previously, Mr. Markovich worked for Citibank, N.A. as a corporate banking officer in the bank's high technology group. Mr. Markovich holds a B.S. in General Business from Miami University and a Masters of Business Administration from Michigan State University.

  Jeffrey H. Coats was elected a director of the Company on August 27, 1996. Mr. Coats has served as Managing Director of GE Equity Capital Group, Inc., a wholly-owned subsidiary of General Electric Capital Corporation, a significant shareholder in the Company, since April 1996. He was also a Managing Director of GE Capital Corporate Finance Group, Inc., a wholly-owned subsidiary of General Electric Capital Corporation, from June 1987 to April 1993. From March 1994 to April 1996, Mr. Coats served as President of Maverick Capital Equity Partners, LLC, and from April 1993 to January 1994, Mr. Coats was a partner with Veritas Capital, Inc., both of which are investment firms. Mr. Coats holds a B.B.A. in Finance from the University of Georgia and a Masters in Industrial Management in Finance from the American Graduate School of International Management. Mr. Coats is a director and Chairman of the Board of The Hastings Group, Inc., a privately held clothing retailer, which on October 23, 1995, filed a voluntary petition under Chapter 11 of the Bankruptcy Code and is currently in the process of formulating a plan of reorganization. Mr. Coats is a member of the board of directors of Krause's Furniture, Inc., a publicly-held company.

  Michael Fuchs was elected as a director of the Company on September 25, 1996. Mr. Fuchs was Chairman and Chief Executive Officer of Home Box Office ("HBO"), the world's largest pay-television company, from October 1984 until November 1995, and Chairman and Chief Executive Officer of Warner Music Group from May 1995 to November 1995. Mr. Fuchs holds a B.A. from Union College and a J.D. from the New York University School of Law. Mr. Fuchs is a member of the Board of Directors of Marvel Entertainment Group, an entertainment and publishing company, and IMAX Corp., an entertainment film and technology company. On December 27, 1996, Marvel Entertainment Group filed a voluntary petition under Chapter 11 of the Bankruptcy Code and is currently in the process of formulating its plan of reorganization.

  Thomas J. Ciresa joined the Company in May 1995 as a regional director and subsequently launched the customer service and training departments. Since March 1996 Mr. Ciresa has served as Director of Used Vehicle Development and Canada Operations. From March 1993 to June 1994, Mr. Ciresa served as Western Regional Operations Manager for Kia Motors America. From November 1991 to March 1993, Mr. Ciresa worked as National Sales Manager of Agency Rent-A-Car and from September 1988 to November 1991 owned and operated a Toyota franchised vehicle dealership in Eugene, Oregon. From June 1965 to September 1988, Mr. Ciresa served in senior management positions with a variety of vehicle manufacturers, including Hyundai Auto Canada, Porsche Cars, N.A. and Toyota Motor Sales, U.S.A., Inc. Mr. Ciresa holds a B.E. from the University of Miami, Florida.

  Jaqueline A. Dufort joined the Company in April 1996 as Director of Information Technology. Since October 1996, Ms. Dufort has served as Chief Technology Officer of the Company. From September 1990 to April 1996, Ms. Dufort served as Director of Information Technology Strategic Planning for Long Beach Mortgage Company, formerly known as Long Beach Bank, F.S.B. From November 1986 to August 1990, Ms. Dufort served as Senior Project Manager for Salomon Brothers Inc. Ms. Dufort holds a B.S. in Computer Science from Embry-Riddle Aeronautical University and a Masters of Business Administration from New York University.

  John P. Honiotes joined the Company in May 1995 as National Sales Director. From October 1993 to October 1994, Mr. Honiotes served as regional director of ABAC, a sub-par lender and from October 1994 to April 1995 as an independent consultant, in each case developing sub-par programs and systems for use by automobile dealerships to determine more efficiently the eligibility of sub-prime credit consumers under the rules of a large number of financing institutions. From June 1991 to October 1993, Mr. Honiotes served as Director of Sales at Cush Automotive Group, Escondido, California, an automotive dealership group, and, from June 1990 to June 1991, as Chief Executive Officer and President of Presidential/AMS. From August 1988 to May 1990, Mr. Honiotes served as President of After-Market Profit Plus, Inc., prior to which he served as Senior Vice President, National Sales Director of AutoMax, an automotive affinity card program. Mr. Honiotes holds a B.S. in Marketing from Northern Illinois University.

  The Board of Directors has currently authorized five members. Members of the Board of Directors are elected each year at the Company's annual meeting of stockholders, and serve until the following annual meeting of stockholders or until their respective successors have been elected and qualified. In connection with the Series A Preferred Stock financing, Mr. Coats was elected to the Board of Directors pursuant to the Company's Amended and Restated Certificate of Incorporation. The provision providing for the Series A Preferred Stock nominee to the Board of Directors will terminate upon the closing of the Offering.

 Director Compensation

  The Company's non-employee directors do not currently receive any cash compensation for service on the Company's Board of Directors or any committee thereof, but directors may be reimbursed for certain expenses incurred in connection with attendance at Board and committee meetings. The Company's 1996 Stock Incentive Plan provides for automatic grants of stock options to non-employee directors commencing upon the closing of this offering. See "Stock Plans--1996 Stock Incentive Plan."

  Officers of the Company are appointed by the Board of Directors and serve at its discretion. The Company has entered into indemnification agreements with each member of the Board of Directors and certain of its officers providing for the indemnification of such person to the fullest extent authorized, permitted or allowed by law.

EXECUTIVE COMPENSATION

  Summary Compensation. The following table sets forth in summary form the compensation paid by the Company during the year ended December 31, 1996 to the Company's Chief Executive Officer and the four most highly paid executive officers (the "Named Officers").

                          SUMMARY COMPENSATION TABLE

                                                         LONG-TERM
                                                        COMPENSATION
                                                        ------------
                                 ANNUAL COMPENSATION       AWARDS
                               ------------------------ ------------
                                                         SECURITIES
   NAME AND PRINCIPAL                                    UNDERLYING       ALL OTHER
        POSITION          YEAR SALARY ($) (1) BONUS ($)  OPTIONS(#)  COMPENSATION ($) (2)
   ------------------     ---- -------------- --------- ------------ --------------------
Peter R. Ellis..........  1996    $122,502    $321,167        --           $11,301
W. Randolph Ellspermann.  1996      50,000         --     125,000              --
Robert S. Grimes........  1996      90,000         --     250,000              --
Michael J. Lowell.......  1996      15,000         --     166,666              --
Brian B. MacDonald......  1996      85,000      50,000    125,000            1,776

--------
(1) Salary data reflect amounts paid for the year ended December 31, 1996 for the Chief Executive Officer and the Named Officers. Mr. Grimes began receiving cash compensation on August 1, 1996. The current annualized base salaries of the Chief Executive Officer and the Named Officers are as follows: Mr. Ellis--$275,000; Mr. Ellspermann--$120,000; Mr. Grimes-- $180,000; Mr. Lowell--$120,000; and Mr. MacDonald--$120,000.

(2) Includes the following amounts: Mr. Ellis--$3,150 in health benefits, $369 in life insurance payments and $7,782 in automobile expenses; and Mr. MacDonald--$1,776 in health benefits.

OPTION GRANTS DURING FISCAL 1996

  The following table sets forth for the Chief Executive Officer and the Named Officers and certain information concerning stock options granted during fiscal 1996. The Company did not grant SARs during fiscal 1996.

                                                                               POTENTIAL REALIZABLE
                                                                                 VALUE AT ASSUMED
                                                                               ANNUAL RATES OF STOCK
                                                                                PRICE APPRECIATION
                                           INDIVIDUAL GRANTS                    FOR OPTION TERM(5)
                          ---------------------------------------------------- ---------------------
                                          PERCENT OF
                            NUMBER OF       TOTAL
                           SECURITIES      OPTIONS
                           UNDERLYING     GRANTED TO     EXERCISE
                             OPTIONS     EMPLOYEES IN     PRICE     EXPIRATION
          NAME            GRANTED(1)(#) FISCAL 1996(2) ($/SHARE)(3)  DATE(4)     5%($)      10%($)
          ----            ------------- -------------- ------------ ---------- ---------- -----------
Peter R. Ellis..........          --          --             --           --          --         --
W. Randolph Ellspermann.     125,000          5.3%        $ 0.60      7/03/06      47,167    119,531
Robert S. Grimes........     250,000         10.7           0.60      7/03/06      94,334    239,062
Michael J. Lowell.......     166,666          7.1           3.00     10/23/06     314,446    796,868
Brian B. MacDonald .....     125,000          5.3           0.60      7/03/06      47,167    119,531

-------
(1) Represent options granted under the Company's 1996 Stock Option Plan and the 1996 Stock Incentive Plan. On October 23, 1996, the Board of Directors terminated the 1996 Stock Option Plan, and no further options may be granted thereunder.

(2) Based on an aggregate 2,352,066 shares subject to options granted to employees during fiscal 1996.

(3) Options were granted at an exercise price equal to the estimated fair market value of the Company's Common Stock at the date of grant. In determining the fair market value of the Company's Common Stock, the Board of Directors considered various factors, including the Company's financial condition and business prospects, its operating results, the absence of a market for its Common Stock and the risks normally associated with investments in companies engaged in similar businesses. For accounting purposes only, the Company recorded deferred compensation expense in connection with the grant of the options to Mr. Grimes. See Note 7 of Notes to Consolidated Financial Statements.

(4) The term of each option granted under the 1996 Stock Option Plan is generally ten years from the date of grant. Options may terminate before their expiration dates, however, if the optionee's status as an employee or a consultant is terminated or upon the optionee's death or disability. Options granted under the Company's 1996 Stock Option Plan and 1996 Stock Incentive Plan must generally be exercised within 30 days of the termination of the optionee's status as an employee or consultant of the Company, or within twelve months after such optionee's death or disability.

(5) The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of the Company's future Common Stock prices.

AGGREGATED OPTION/SAR EXERCISES IN 1996 AND FISCAL YEAR-END OPTION/SAR VALUES

  The following table sets forth for each of the Named Officers certain information concerning options exercised during fiscal 1996 and the number of shares subject to both exercisable and unexercisable stock options as of December 31, 1996. Also reported are values for "in-the-money" options that represent the positive spread between the respective exercise prices of outstanding options and the fair market value of the Company's Common Stock as of December 31, 1996. The Company has never issued stock appreciation rights ("SARs").

                                                          NUMBER OF SECURITIES               VALUE OF UNEXERCISED
                           NUMBER OF                 UNDERLYING UNEXERCISED OPTIONS/       IN-THE-MONEY OPTIONS/SARS
                            SHARES                    SARS AT DECEMBER 31, 1996(#)        AT DECEMBER 31, 1996 ($)(2)
                          ACQUIRED ON     VALUE      -------------------------------      ------------------------------
          NAME            EXERCISE(#) REALIZED($)(1)  EXERCISABLE       UNEXERCISABLE     EXERCISABLE     UNEXERCISABLE
          ----            ----------- -------------- ---------------   ----------------   -------------   --------------
Peter R. Ellis..........       --             --                   --                 --             --               --
W. Randolph Ellspermann.    41,667       $308,328                    0             83,333  $           0         $616,656
Robert S. Grimes........       --             --               125,000            125,000        925,000          925,000
Michael J. Lowell.......       --             --                     0            166,666              0          833,330
Brian B. MacDonald .....       --             --                41,666             83,333        308,328          616,656

--------
(1) The amount set forth represents the difference between the fair market value of the shares at the time of exercise, as determined by the Board of Directors, and the exercise price of the option, multiplied by the applicable number of options.

(2) Calculated by determining the difference between the fair market value of the securities underlying the option as of December 31, 1996 ($8.00 per share as determined by the Board of Directors) and the exercise price of the Named Officer's options. In determining the fair market value of the Company's Common Stock, the Board of Directors considered various factors, including the Company's financial condition and business prospects, its operating results, the absence of a market for its Common Stock and the risks normally associated with technology companies.

STOCK PLANS

  1996 Stock Option Plan. The Company's 1996 Stock Option Plan (the "Option Plan") was approved by the Board of Directors and the stockholders on May 18, 1996. The Option Plan provides for the granting to employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code") and for the grant to employees, consultants and directors of nonstatutory stock options. Under the Option Plan, the exercise price of all incentive stock options granted under the Option Plan cannot be lower than the fair market value of the Common Stock on the date of grant. With respect to any participants who, at the time of grant, own stock possessing more than 10% of the voting power of all classes of stock of the Company, the exercise price of any stock option granted to such person must be at least 110% of the fair market value on the grant date, and the maximum term of such option is five years. The term of all other options granted under the 1996 Option Plan may be up to 10 years. The Option Plan may be administered by the Board of Directors or a committee of the Board (the "Administrator"). Any options granted under the Option Plan are exercisable at such times as determined by the Administrator, but in no case at a rate of less than 20% per year over five years from the grant date. A majority of the outstanding options vest and become exercisable as to one-third of the grant on October 31, 1996, and as to an additional one third of the grant at each successive October 31. Options granted under the Option Plan must be exercised within 30 days following termination of the optionee's status as an employee or consultant of the Company, or within 12 months following such optionee's termination by death or disability. The Board of Directors may at anytime amend, suspend or discontinue the Option Plan, but no amendment, suspension or discontinuation shall be made which would impair the rights of any optionee, without his or her consent. If so requested by the Company or any representative of the underwriters, the optionee shall not sell or transfer any shares of the Company during the 180-day period following the effective date of the registration statement relating to an initial public offering of securities filed pursuant to the Securities Act of 1933 (the "Securities Act"). On October 23, 1996, the Board of Directors terminated the Option Plan and no further options may be granted thereunder. On October 23, 1996, options to purchase an aggregate of 1,305,833 shares of Common Stock at an exercise price of $0.60 per share were outstanding under the Option Plan.

  1996 Stock Incentive Plan. The Company's 1996 Stock Incentive Plan (the "Incentive Plan") provides for the granting to employees of incentive stock options within the meaning of Section 422 of the Code, and for the granting to employees, directors and consultants of nonstatutory stock options and stock purchase rights ("SPRs"). The Incentive Plan was approved by the Board of Directors on October 23, 1996, amended by the Board of Directors on November 24, 1996 and approved by the stockholders on January 16, 1997. A total of 2,268,333 shares of Common Stock are currently reserved for issuance under the Incentive Plan. Shares available for future grant under the Incentive Plan will be increased as of the first day of each new fiscal year during the term of the Incentive Plan by the number of shares issuable upon exercise of options granted thereunder in the previous fiscal year, net of returns. This increase may not exceed 1,250,000 in any fiscal year. No option holder may be granted options to purchase more than 500,000 shares in any fiscal year; provided, however, that an option holder may be granted an additional 500,000 shares in connection with his or her initial service with the Company.

  The Incentive Plan may be administered by the Board of Directors or a committee of the Board (the "Committee"), which Committee will, in the case of options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code, consist of two or more "outside directors" within the meaning of Section 162(m) of the Code. The Committee has the power to determine the terms of the options or SPRs granted, including the exercise price, the number of shares subject to each option or SPR, the exercisability thereof, and the form of consideration payable upon such exercise. In addition, the Committee has the authority to amend, suspend or terminate the Incentive Plan, provided that no such action may affect any share of Common Stock previously issued and sold or any option previously granted under the Incentive Plan.

  Options and SPRs granted under the Incentive Plan are not generally transferable by the optionee, and each option and SPR is exercisable during the lifetime of the optionee only by such optionee. Options granted under the Incentive Plan must generally be exercised within three months of the end of optionee's status as an employee or consultant of the Company, or within twelve months after such optionee's termination by death or disability, but in no event later than the expiration of the option's ten year term. In the case of SPRs, unless the Committee determines otherwise, the Restricted Stock Purchase Agreement will grant the Company a repurchase option exercisable upon the voluntary or involuntary termination of the purchaser's employment with the Company for any reason (including death or disability). The purchase price for Shares repurchased pursuant to the Restricted Stock Purchase Agreement will be the original price paid by the purchaser and may be paid by cancellation of any indebtedness of the purchaser to the Company. The repurchase option shall lapse at a rate determined by the Committee. The exercise price of all incentive stock options granted under the Incentive Plan must be at least equal to the fair market value of the Common Stock on the date of grant. The exercise price of nonstatutory stock options and SPRs granted under the Incentive Plan is determined by the Committee, but with respect to nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code, the exercise price must at least be equal to the fair market value of the Common Stock on the date of grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of the Company's outstanding capital stock, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value on the grant date and the term of such incentive stock option must not exceed five years. The term of all other options granted under the Incentive Plan may not exceed ten years.

  The Incentive Plan provides that in the event of a merger of the Company with or into another corporation, a sale of substantially all of the Company's assets or a like transaction involving the Company, each option will be assumed or an equivalent option substituted by the successor corporation. If the outstanding options are not assumed or substituted as described in the preceding sentence, the Committee shall provide for the Optionee to have the right to exercise the option or SPR as to all of the optioned stock, including shares as to which it would not otherwise be exercisable. If the Administrator makes an option or SPR exercisable in full in the event of a merger or sale of assets, the Administrator will notify the optionee that the option or SPR will be fully exercisable for a period of 15 days from the date of such notice, and the option or SPR will terminate upon the expiration of such period.

  Non-employee directors are entitled to participate in the Company's Incentive Plan. The Incentive Plan provides for an automatic grant of an option to purchase 16,666 shares of Common Stock (the "First Option") to each non-employee director on the date on which the Incentive Plan becomes effective or, if later, on the date on which the person first becomes a non-employee director. After the First Option is granted to the non-employee director, he or she will automatically be granted an option to purchase 4,166 shares (a "Subsequent Option") on November 1 of each subsequent year provided he or she is then a non-employee director and, provided further, that on such date he or she has served on the Board for at least six months. First Options and each Subsequent Option will have a term of ten years. Twenty-five percent of the shares subject to the First Option shall vest on the date twelve months after the grant date of the option, and 1/48 of the shares subject to the First Option and each Subsequent Option shall become exercisable each month thereafter, provided that the optionee continues to serve as a director on such dates. The exercise price of the First Option and each Subsequent Option cannot have an exercise price lower be 100% of the fair market value per share of the Company's Common Stock on the date of the grant of the option.

  1996 Employee Stock Purchase Plan. The Company's 1996 Employee Stock Purchase Plan (the "Purchase Plan") was adopted by the Board of Directors on November 18, 1996 and approved by the stockholders on January 16, 1997. The Company has reserved a total of 666,666 shares of Common Stock for issuance under the Purchase Plan. Shares available for future issuance under the Purchase Plan will be increased as of the first day of each new fiscal year during the term of the Purchase Plan by the number of shares issued thereunder in the prior fiscal year. The Purchase Plan, which is intended to qualify under Section 423 of the Code, as amended, permits eligible employees of the Company to purchase shares of Common Stock through payroll deductions of up to ten percent of their compensation, up to a maximum of $21,250 for all purchase periods ending within any calendar year. The Purchase Plan will be implemented in a series of successive 6-month offering periods. However, the initial offering period will begin on the effective date of this offering and will end on the last trading day in the period ending June 1997.

  Individuals who are eligible employees on the start day of any offering period may enter the Purchase Plan on that start date or on any subsequent quarterly entry date (January 1, April 1, July 1 or October 1). Individuals who become eligible employees after the start date of the offering period may join the Purchase Plan on any subsequent quarterly entry date within that period. Employees are eligible to participate if they are customarily employed by the Company or any designated subsidiary for at least 20 hours per week and for more than five months in any calendar year.

  The price of Common Stock purchased under the Purchase Plan will be 85% of the lower of the fair market value of the Common Stock on the first or last day of each six month purchase period. Employees may end their participation in the Purchase Plan at any time during an offering period, and they will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with the Company. Rights granted under the Purchase Plan are not transferable by a participant other than by will, the laws of descent and distribution, or as otherwise provided under the plan.

  The Purchase Plan will be administered by the Board of Directors or by a committee appointed by the Board. The Board may amend or modify the Purchase Plan at any time. The Purchase Plan will terminate on the last business day in October 2006, unless sooner terminated by the Board.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  No interlocking relationship exists between the Company's Board of Directors or Compensation Committee and the board of directors or compensation committee of any other company, nor has any such interlocking relationship existed in the past. The Compensation Committee of the Board of Directors currently consists of Messrs. Coats and Fuchs.

EMPLOYMENT AGREEMENTS

  The Company does not presently have any employment contracts in effect with the Chief Executive Officer or any of the Named Officers, except for Mr. Lowell. Mr. Lowell has an employment offer letter which provides that he is entitled to continue to receive his salary for a period of six months as severance if he is terminated without cause within one year from the commencement of his employment. Mr. Markovich also has an offer letter which entitles him to receive a severance payment equal to six months' salary if he is terminated without cause within one year of the commencement of his employment. In addition, Mr. Lorimer has an offer letter which entitles him to receive a severance payment equal to one year's salary (payable monthly) and an acceleration of all outstanding options, if he is terminated without cause, dies, becomes disabled or there occurs a change in control of the Company.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

  The Company's Amended and Restated Certificate of Incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that a corporation's certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director for monetary damages for breach of their fiduciary duties as directors, except for liability (i) for any breach of their duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit.

  The Company's Restated Bylaws provide that the Company shall indemnify its directors and officers and may indemnify its employees and agents to the fullest extent permitted by law. The Company believes that indemnification under its Restated Bylaws covers at least negligence and gross negligence on the part of indemnified parties.

  The Company has entered into agreements to indemnify its directors and officers, in addition to the indemnification provided for in the Company's Restated Bylaws. These agreements, among other things, indemnify the Company's directors and officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of the Company, arising out of such person's services as a director or officer of the Company, any subsidiary of the Company or any other company or enterprise to which the person provides services at the request of the Company. The Company believes that these provisions and agreements are necessary to attract and retain qualified directors and officers.

                             CERTAIN TRANSACTIONS

  Pursuant to a Contribution Agreement and Plan of Reorganization dated May 31, 1996 among the Company, Auto-By-Tel, LLC, ABT Acceptance Company, LLC, Peter R. Ellis, John C. Bedrosian, the John C. Bedrosian and Judith D. Bedrosian Revocable Trust (the "Trust"), and Robert S. Grimes, the Company issued to the Trust, Mr. Ellis and Mr. Grimes 5,354,166, 6,187,500 and 833,333 shares of Common Stock of the Company, respectively, in exchange for the transfer to the Company of their respective membership interests in Auto-By-Tel, LLC and ABT Acceptance Company, LLC.

  On July 31, 1996, the Company issued to Robert S. Grimes, a director, officer and significant stockholder of the Company, an option to purchase 250,000 shares of Common Stock of the Company at an exercise price of $0.60 per share, which option vests over two years.

  From time to time, the Company has advanced funds to Peter R. Ellis, the Company's President and Chief Executive Officer. At no time did Mr. Ellis' indebtedness to the Company exceed $30,000. As of January 30, 1997, no advances to Mr. Ellis were outstanding.

  From May 31, 1996 through June 28, 1996, John C. Bedrosian, a director and significant stockholder of the Company made loans to the Company in the aggregate principal amount of $1,081,000. These loans were repaid in full on August 28, 1996 and all promissory notes evidencing such debt were canceled.

  In connection with the Company's lease of its principal offices, the Company was required to establish a $175,000 letter of credit. On June 19, 1996, Mr. Bedrosian co-signed this letter of credit and pledged a certificate of deposit as collateral. Mr. Bedrosian has also personally guaranteed the Company's Merchant Card Agreement, and has provided a personal guarantee to the financial institution that issued the Company's corporate credit cards, guaranteeing the payment of all outstanding indebtedness under these credit facilities.

  On August 23, 1996, the Company issued 1,500,000 shares of Series A Preferred Stock at $10.00 per share in a private placement transaction. The holders of such Series A Preferred Stock are entitled to certain registration rights with respect to the shares of Common Stock issued or issuable upon conversion thereof. See "Description of Capital Stock--Registration Rights." Each share of Series A Preferred Stock will convert on a five-for-three basis into an aggregate of 2,500,000 shares of Common Stock (at a conversion price of $6.00 per share) on or immediately prior to the closing of this offering. Investors in this financing consisted of General Electric Capital Corporation (800,000 shares of Series A Preferred Stock), National Union Fire Insurance Company of Pittsburgh, PA (an affiliate of American International Group ("AIG") (400,000 shares of Series A Preferred Stock), ContiTrade Services L.L.C. (200,000 shares of Series A Preferred Stock) and Michael Fuchs (100,000 shares of Series A Preferred Stock).

  From July 9, 1996 through August 13, 1996, Michael Fuchs, made loans to the Company in the aggregate principal amount of $500,000. These loans, along with accrued interest, converted into Series A Preferred Stock on August 23, 1996 at $10.00 per share. In September 1996, Mr. Fuchs was appointed to the Company's Board of Directors.

  On January 30, 1997, the Company issued 967,915 shares of Series B Preferred Stock at $9.35 per share in a private placement transaction. The holders of such Series B Preferred Stock are entitled to certain registration rights with respect to the shares of Common Stock issued or issuable upon conversion thereof. See "Description of Capital Stock--Registration Rights." Each share of Series B Preferred Stock will convert on a one-for-one basis into an aggregate of 967,915 shares of Common Stock on or immediately prior to the closing of the Offering. Investors in this financing consisted of General Electric Capital Corporation (534,760 shares of Series B Preferred Stock), National Union Fire Insurance Company of Pittsburgh, PA (an affiliate of American International Group ("AIG") (267,380 shares of Series B Preferred Stock), ContiTrade Services L.L.C. (133,690 shares of Series B Preferred Stock) and Michael Fuchs (32,085 shares of Series B Preferred Stock).

  In 1996, the Company paid approximately $120,000 in legal fees and expenses to Dewey Ballantine. Mr. Lorimer was a partner at Dewey Ballantine during fiscal 1996 when he joined Auto-By-Tel as Vice President, General Counsel and Secretary.

                       PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock as of January 31, 1997 and as adjusted to reflect the sale of Common Stock offered hereby for (i) each person or entity who is known by the Company to beneficially own five percent or more of the outstanding Common Stock of the Company, (ii) each of the Company's directors, (iii) each of the Named Officers, and (iv) all directors and executive officers of the Company as a group:

                                      SHARES BENEFICIALLY OWNED                SHARES BENEFICIALLY
                                         PRIOR TO OFFERING(1)       NUMBER   OWNED AFTER OFFERING(1)
                                      -------------------------    OF SHARES -----------------------
NAME OR GROUP OF BENEFICIAL OWNERS        NUMBER        PERCENT     OFFERED     NUMBER        PERCENT
----------------------------------    ---------------   -------    --------- ---------------  -------
Peter R. Ellis(2)....................       6,075,167       38.2%   400,000        5,675,167        --
 c/o Auto-By-Tel Corporation
 18872 MacArthur Boulevard, Suite 200
 Irvine, California 92612-1400
John C. Bedrosian(3).................       5,354,166       33.7        --         5,354,166        --
 c/o Auto-By-Tel Corporation
 18872 MacArthur Boulevard, Suite 200
 Irvine, California 92612-1400
Jeffrey H. Coats(4)..................       1,868,093       11.8        --         1,868,093        --
General Electric Capital Corporation
 260 Long Ridge Road
 Stamford, Connecticut 06927
Robert S. Grimes(5)..................         958,333        6.0        --           958,333        --
 152 West 57th Street
 New York, NY 10019
National Union Fire Insurance........         934,046        5.9        --           934,046        --
 Company of Pittsburgh, PA
 200 Liberty Street
 19th Floor
 New York, New York 10281
W. Randolph Ellspermann(6)...........          41,666          *        --            41,666          *
Mark W. Lorimer(6)...................               0          0        --                 0          0
Michael J. Lowell(6).................               0          0        --                 0          0
Brian B. MacDonald(6)................          41,666          *        --            41,666          *
John M. Markovich(6).................               0          0        --                 0          0
Michael Fuchs(7).....................         198,751        1.3        --           198,751          *
All directors and executive officers
 as a group (8 persons)(8)...........      14,537,842       91.5    400,000       14,137,842        --

--------
 * Less than 1%
(1) Assumes no exercise of the Underwriters' over-allotment option. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options held by that person that are currently exercisable or exercisable within 60 days of January 31, 1997 are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of each other person. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder's name.
(2) Includes 33,333 shares held by certain irrevocable trusts established for family members of Mr. Ellis as to which Mr. Ellis' spouse maintains sole voting power. Excludes 108,333 shares held by family members of Mr. Ellis as to which Mr. Ellis disclaims beneficial ownership.
(3) All shares are held in The John C. Bedrosian and Judith D. Bedrosian Revocable Trust in which Mr. Bedrosian maintains shared voting powers.
(4) Shares held by General Electric Capital Corporation. Mr. Coats is a managing director of GE Equity Capital Group, Inc., an affiliate thereof, and is a director of the Company. Excludes 16,666 shares subject to options granted to Mr. Coats, and subsequently assigned to General Electric Capital Corporation, none of which are exercisable within 60 days of January 31, 1997.
(5) Includes 125,000 shares subject to options exercisable within 60 days of January 31, 1997. Includes an aggregate of 8,333 shares held in irrevocable trusts as to which Mr. Grimes' spouse maintains sole voting power.
(6) Represents shares subject to options exercisable within 60 days of January 31, 1997. Excludes 93,333, 500,000, 166,666, 83,333, and 200,000 shares subject to outstanding options granted to Messrs. Ellspermann, Lorimer, Lowell, MacDonald and Markovich, respectively, none of which are exercisable within 60 days of January 31, 1997.
(7) Excludes 16,666 shares subject to options granted to Mr. Fuchs, none of which are exercisable within 60 days of January 31, 1997.
(8) Includes 166,666 shares subject to options exercisable within 60 days of January 31, 1997 to Mr. Markovich.

                         DESCRIPTION OF CAPITAL STOCK

  Upon the closing of this offering, the outstanding Common Stock of the
Company will consist of          shares, $0.001 par value. As of January 31,
1997, there were 15,895,136 shares of Common Stock outstanding (assuming the conversion of all outstanding shares of Preferred Stock) held of record by approximately 26 stockholders.

COMMON STOCK

  A total of 50,000,000 shares of Common Stock of the Company will be authorized upon the closing of the Offering. Holders of Common Stock are entitled to one vote per share in all matters to be voted on by the stockholders. Subject to the preferences of the Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available for payment. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of Preferred Stock then outstanding, if any. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable, and the shares of Common Stock to be issued upon completion of the Offering will be fully paid and non-assessable.

PREFERRED STOCK

  Pursuant to the Company's Amended and Restated Certificate of Incorporation, the Board of Directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of Preferred Stock in one or more series and to fix the designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the Common Stock. The Board of Directors, without stockholder approval, can issue Preferred Stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of Common Stock. Preferred Stock could thus be issued quickly with terms calculated to delay or prevent a change in control of the Company or make removal of management more difficult. Additionally, the issuance of Preferred Stock may have the effect of decreasing the market price of the Common Stock, and may adversely affect the voting and other rights of the holders of Common Stock. Upon the closing of the Offering, no shares of Preferred Stock will be outstanding and the Company has no plans to issue any of the Preferred Stock.

REGISTRATION RIGHTS

  Pursuant to an agreement between the Company and the holders (the "Holders") of approximately 15,322,248 shares of Common Stock and securities convertible into Common Stock (collectively, and as converted, the "Registrable Securities"), the Holders are entitled to certain rights with respect to the registration of such shares under the Act. If the Company proposes to register any of its securities under the Act, either for its own account or for the account of other Holders exercising registration rights, the Holders are entitled to notice of such registration and are entitled to include shares of Registrable Securities therein. Additionally, the Holders are also entitled to certain demand registration rights pursuant to which they may require the Company to file a registration statement under the Act at the Company's expense with respect to their shares of Registrable Securities, and the Company is required to use its best efforts to effect such registration. All of these registration rights are subject to certain conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in such registration and the right of the Company not to effect a requested registration within one year of an initial public offering of the Company's securities, such as the Offering made hereby, or if such requested registration would have an anticipated aggregate offering to the public of less than $30,000,000.

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER PROVISIONS

 Anti-Takeover Law

  The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner or unless the interested stockholder acquired at least 85% of the corporation's voting stock (excluding shares held by certain designated stockholders) in the transaction in which it became an interested stockholder. For purposes of Section 203, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within the previous three years did own, 15% or more of the corporation's voting stock.

 Limitation of Director and Officer Liability

  The Company's Amended and Restated Certificate of Incorporation and Bylaws contain certain provisions relating to the limitation of liability and indemnification of directors and officers. The Company's Amended and Restated Certificate of Incorporation provides that directors of the Company may not be held personally liable to the Company or its stockholders for a breach of fiduciary duty, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the Delaware General Corporation Law, relating to prohibited dividends, distributions and repurchases or redemptions of stock, or (iv) for any transaction from which the director derives an improper benefit. In addition, the Company's Amended and Restated Certificate of Incorporation and Bylaws provide that the Company shall indemnify its directors and officers to the fullest extent authorized by Delaware law.

 No Stockholder Action by Written Consent

  Prior to the closing of the Offering, the Company's Amended and Restated Certificate of Incorporation will provide that the stockholders can take action only at a duly called annual or special meeting of stockholders. Accordingly, stockholders of the Company will not be able to take action by written consent in lieu of a meeting. This provision may have the effect of deterring hostile takeovers or delaying changes in control or management of the Company.

TRANSFER AGENT AND REGISTRAR

  ChaseMellon Shareholder Services, L.L.C. has been appointed as the transfer agent and registrar for the Company's Common Stock. Its telephone number for such purposes is (818) 971-4758.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Prior to the Offering, there has been no market for the Common Stock of the Company. Future sales of substantial amounts of Common Stock in the public market could adversely affect market prices prevailing from time to time. Upon completion of the Offering, based upon shares outstanding as of January 31,
1997, the Company will have outstanding an aggregate of          shares of
Common Stock, assuming no exercise of the Underwriters' over-allotment option
and no exercise of outstanding options. Of these shares, the         shares
sold in the Offering will be freely tradeable without restriction or further registration under the Securities Act, except that any shares purchased by "affiliates" of the Company, as that term is defined in Rule 144 of the Securities Act ("Affiliates"), may generally only be sold in compliance with the limitations of Rule 144 described below.

SALES OF RESTRICTED SHARES

  The remaining 15,495,136 shares of Common Stock held by existing stockholders are "restricted securities" under Rule 144 ("Restricted Shares"). The number of shares of Common Stock available for sale in the public market is limited by restrictions under the Securities Act and lock-up agreements under which the holders of such shares have agreed not to sell or otherwise dispose of any of their shares for a period of 180 days after the date of this Prospectus (the "lock-up period") without the prior written consent of Montgomery Securities. On the date of this Prospectus, no shares other than
the           offered hereby will be eligible for sale. In addition, following the expiration of the lock-up period, none of the Restricted Shares will become available for sale in the public market until the expiration of their two year holding periods.

  In general, under Rule 144 as currently in effect, beginning 90 days after the date of this Prospectus, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least two years (including the holding period of any prior owner, except if the prior owner was an Affiliate) would be entitled to sell within any three-month period a number of shares that does not exceed the greater of: (i) one percent of the number of shares of Common Stock then outstanding (which will equal approximately shares immediately after the Offering); or (ii) the average weekly trading volume of the Common Stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an Affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least three years (including the holding period of any prior owner except an Affiliate), is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144; therefore, unless otherwise restricted, "144(k) shares" could be sold immediately upon the completion of the Offering. All of the Restricted Shares, however, will have been held for less than one year upon completion of the Offering.

  Upon completion of the Offering, the holders of 15,322,248 shares of Common Stock, or their transferees, will be entitled to certain rights with respect to the registration of such shares under the Securities Act. See "Description of Capital Stock--Registration Rights." Registration of such shares under the Securities Act would result in such shares becoming freely tradeable without restriction under the Securities Act (except for shares purchased by Affiliates) immediately upon the effectiveness of such registration.

OPTIONS

  The Company intends to file a registration statement under the Securities Act covering shares of Common Stock reserved for issuance for options outstanding under the Option Plan and the Incentive Plan and reserved for issuance under the Purchase Plan. See "Management--Stock Plans." Such registration statement is expected to be filed and become effective as soon as practicable after the effective date of this offering. Accordingly, shares registered under such registration statement will, subject to Rule 144 volume limitations applicable to Affiliates, be available for sale in the open market, unless such shares are subject to vesting restrictions with the

Company or the lock-up agreements described above. A total of 4,197,500 shares have been reserved for issuance under the Option Plan, the Incentive Plan and the Purchase Plan. As of January 31, 1997, options to purchase 2,471,231 shares of Common Stock were issued and outstanding under the Option Plan and no options had been granted under the Incentive Plan. See "Management--Stock Plans."

  In addition, under Rule 701 of the Securities Act as currently in effect, any employee, consultant or advisor of the Company who purchased shares from the Company in connection with a compensatory stock or option plan or other written agreement is eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

LOCK-UP AGREEMENTS

  All officers, directors, and other stockholders of the Company have agreed not to sell, offer, contract or grant any option to sell, make any short sale, pledge, transfer, establish an open "put equivalent position" within the meaning of the Rule 16a-1(h) under the Securities Exchange Act of 1934, as amended, or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock for a period of 180 days after the date of this Prospectus, without the prior written consent of Montgomery Securities. In addition, under the terms of the Option Plan and Incentive Plan, holders of options to purchase Common Stock are obligated not to sell or transfer any shares of the Company during such 180-day period if so requested by the Company or the underwriters. See "Underwriting."

                                 UNDERWRITING

  The Underwriters named below, represented by Montgomery Securities, Cowen & Company and Robertson, Stephens & Company LLC (the "Representatives"), have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement, to purchase from the Company the number of shares of Common Stock indicated below opposite their respective names at the initial public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, and that the Underwriters are committed to purchase all of such shares, if any are purchased.

                           UNDERWRITER                          NUMBER OF SHARES
                           -----------                          ----------------
   Montgomery Securities.......................................
   Cowen & Company.............................................
   Robertson, Stephens & Company LLC...........................
                                                                   ---------
     Total.....................................................
                                                                   =========

  The Representatives have advised the Company that the Underwriters initially propose to offer the Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow to selected dealers a concession of not more than $[ ] per share, and the Underwriters may allow, and such dealers may reallow, a concession of not more than $[ ] per share to certain other dealers. After the initial public offering, the offering price and other selling terms may be changed by the Representatives. The shares of Common Stock are offered subject to receipt and acceptance by the Underwriters, and to certain other conditions, including the right to reject orders in whole or in part.

  The Company has granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a
maximum of      additional shares of Common Stock to cover over-allotments, if any, at the same price per share as the initial shares of Common Stock to be purchased by the Underwriters. To the extent the Underwriters exercise this option, each of the Underwriters will be committed to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with the offering.

  The Underwriting Agreement provides that the Company will indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.

  The shares of Common Stock offered hereby have not been and will not be qualified for distribution under the securities legislation of any of the provinces of Canada. Accordingly, the shares of Common Stock offered hereby may not be distributed in Canada, except pursuant to a prospectus exemption under applicable securities legislation. Each Underwriter has agreed that it will not distribute any shares of Common Stock in Canada except in accordance with a prospectus exemption under applicable securities legislation.

  All of the Company's officers, directors and stockholders have agreed that they will not, without the prior written consent of Montgomery Securities (which consent may be withheld in its sole discretion) and subject to certain limited exceptions, directly or indirectly, sell, offer, contract or grant any option to sell, make any short sale, pledge, transfer, establish an open "put equivalent position" within the meaning of the Rule 16a-1(h) under the Securities Exchange Act of 1934, as amended, or otherwise dispose of any shares of Common Stock, options or warrants to acquire Common Stock, or securities exchangeable or exercisable for or convertible into Common Stock currently owned either of record or beneficially by them for a period commencing on the date of this Prospectus and continuing to a date 180 days after the first date any of the shares of Common Stock offered hereby are released by the Underwriters for sale to the public. Montgomery Securities may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements. In addition, the Company has agreed that, for a period of 180 days after the date of this Prospectus, it will not, without the consent of Montgomery Securities, issue, offer, sell or grant options to purchase or otherwise dispose of any equity securities or securities convertible into or exchangeable for equity securities except for (i) the shares of Common Stock offered hereby, (ii) shares of Common Stock issued pursuant to the exercise of outstanding options and (iii) options to purchase shares of Common Stock granted pursuant to the Incentive Plan and shares of Common Stock issued pursuant to the exercise of such options. See "Management--Stock Plans" and "Shares Eligible for Future Sale."

  Prior to the Offering, there has been no public market for the Common Stock. Consequently, the initial public offering price will be determined by negotiations between the Company and the Representatives. Among the factors to be considered in such negotiations are the history of, and prospects for, the Company and the industry in which it competes, an assessment of the Company's management, its past and present operations and financial performance, the prospects for future earnings of the Company, the present state of the Company's development, the general condition of the securities markets at the time of the Offering, the market prices of and demand for publicly traded common stocks of companies in recent periods and other factors deemed relevant.

  The Representatives have informed the Company that the Underwriters do not expect to make sales to accounts over which they exercise discretionary authority in excess of 5% of the number of shares of Common Stock offered hereby.

  The Company and the Selling Stockholder have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Wilson Sonsini Goodrich & Rosati, Palo Alto, California. Certain legal matters in connection with the Common Stock offered hereby will be passed upon for the Underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California.

                                    EXPERTS

  The consolidated financial statements as of and for the period from inception (January 31, 1995) to December 31, 1995 and as of and for the year ended December 31, 1996 appearing in this Prospectus and Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their report with respect thereto and are included herein in reliance upon the authority of said firm as experts in giving said report.

                            ADDITIONAL INFORMATION

  A Registration Statement on Form S-1, including amendments thereto, relating to the Common Stock offered hereby has been filed by the Company with the Securities and Exchange Commission (the "Commission"), Washington, D.C. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. For further information with respect to the Company and the Common Stock offered hereby, reference is made to such Registration Statement, exhibits and schedules. A copy of the Registration Statement may be inspected by anyone without charge at the Commission's principal office, 450 Fifth Street, N.W., Washington, D.C. 20549, the New York Regional Office located at 7 World Trade Center, 13th Floor, New York, NY 10048, and the Chicago Regional Office located at Northwestern Atrium Center, 500 West Madison Street, Chicago, IL 60661, and copies of all or any part thereof, including any exhibit thereto, may be obtained from the Commission upon the payment of certain fees prescribed by the Commission. The Commission maintains a World Wide Web Site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the site is http://www.sec.gov.

                            AUTO-BY-TEL CORPORATION
                                AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
   Report of Independent Public Accountants................................ F-2
   Consolidated Balance Sheets............................................. F-3
   Consolidated Statements of Operations................................... F-4
   Consolidated Statements of Stockholders' Equity......................... F-5
   Consolidated Statements of Cash Flows................................... F-6
   Notes to Consolidated Financial Statements.............................. F-7

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Auto-By-Tel Corporation:

  We have audited the accompanying consolidated balance sheets of Auto-By-Tel Corporation (a Delaware corporation) and subsidiaries as of December 31, 1995 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for the period from inception (January 31, 1995) to December 31, 1995 and the year ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Auto-By-Tel Corporation and subsidiaries as of December 31, 1995 and 1996, and the results of their operations and their cash flows for the period from inception (January 31, 1995) to December 31, 1995 and the year ended December 31, 1996 in conformity with generally accepted accounting principles.


                                                    ARTHUR ANDERSEN LLP

Orange County, California
January 22, 1997,
(except Note 8, as to which the date is January 30, 1997)

                    AUTO-BY-TEL CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                     DECEMBER 31,               PRO FORMA
                                ------------------------   STOCKHOLDERS' EQUITY
                                   1995         1996       DECEMBER  31, 1996
                                -----------  -----------  ---------------------
                                                               (UNAUDITED)
                                                               (NOTE 8.C.)
            ASSETS
Current assets:
  Cash and cash equivalents,
   includes restricted amounts
   of $0 and $985,000,
   respectively................ $    48,000  $ 9,062,000
  Accounts receivable, net of
   allowance for doubtful
   accounts of $20,000 and
   $162,000, respectively......      14,000      298,000
  Prepaid advertisement........         --       716,000
  Other........................     114,000      186,000
                                -----------  -----------
    Total current assets.......     176,000   10,262,000
Property and equipment, net....     102,000    1,425,000
Other assets...................       7,000      611,000
                                -----------  -----------
    Total assets............... $   285,000  $12,298,000
                                ===========  ===========
 LIABILITIES AND STOCKHOLDERS'
             EQUITY
Current liabilities:
  Accounts payable............. $    87,000  $   651,000
  Deferred revenue.............     356,000    2,326,000
  Customer deposits............         --       554,000
  Other current liabilities....      16,000      771,000
  Due to shareholder...........     816,000          --
                                -----------  -----------
    Total current liabilities..   1,275,000    4,302,000
                                -----------  -----------
Commitments and contingencies
Stockholders' equity:
  Convertible preferred stock,
   Series A, $0.001 par value,
   1,500,000 shares authorized;
   none issued and outstanding
   at December 31, 1995;
   1,500,000 shares issued and
   outstanding at December 31,
   1996, aggregate liquidation
   preference of $15,000,000
   (5,000,000 shares
   authorized, none issued and
   outstanding, pro forma).....         --         2,000       $       --
  Common stock, $0.001 par
   value; 16,666,666 shares
   authorized; none issued and
   outstanding at December 31,
   1995; 12,427,221 shares
   issued and outstanding at
   December 31, 1996
   (50,000,000 shares
   authorized, 14,927,221
   shares issued and
   outstanding, pro forma).....         --        12,000            16,000
  Members' interests/additional
   paid-in capital.............      40,000   15,073,000        24,121,000
  Deferred compensation........         --       (26,000)          (26,000)
  Accumulated deficit..........  (1,030,000)  (7,065,000)       (7,065,000)
                                -----------  -----------       -----------
    Total stockholders' equity
     (deficit).................    (990,000)   7,996,000       $17,046,000
                                -----------  -----------       -----------
    Total liabilities and
     stockholders' equity...... $   285,000  $12,298,000
                                ===========  ===========

   The accompanying notes are an integral part of these consolidated balance sheets.

                    AUTO-BY-TEL CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                               INCEPTION
                                           (JANUARY 31, 1995)
                                                   TO            YEAR ENDED
                                           DECEMBER 31, 1995  DECEMBER 31, 1996
                                           ------------------ -----------------
Revenues..................................    $   274,000        $ 5,025,000
                                              -----------        -----------
Operating expenses:
  Marketing and advertising...............        476,000          4,439,000
  Selling, training and support...........        454,000          3,193,000
  Technology development..................         99,000          1,393,000
  General and administrative..............        275,000          2,159,000
                                              -----------        -----------
                                                1,304,000         11,184,000
                                              -----------        -----------
    Loss from operations..................     (1,030,000)        (6,159,000)
                                              -----------        -----------
Other income (expense):
  Interest income.........................            --             148,000
  Interest expense........................            --             (24,000)
                                              -----------        -----------
                                                      --             124,000
                                              -----------        -----------
    Net loss..............................    $(1,030,000)       $(6,035,000)
                                              ===========        ===========
Net loss per common and common equivalent
 share....................................    $      (.07)       $      (.38)
                                              ===========        ===========
Weighted average common and common
 equivalent shares outstanding............     15,270,154         15,800,184
                                              ===========        ===========


 The accompanying notes are an integral part of these consolidated statements.

                    AUTO-BY-TEL CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                              SERIES A
                            CONVERTIBLE
                          PREFERRED STOCK     COMMON STOCK
                          ---------------- ------------------
                                                               MEMBERS'
                                                               INTEREST/
                                                              ADDITIONAL
                          NUMBER OF        NUMBER OF            PAID-IN      DEFERRED   ACCUMULATED   STOCKHOLDERS'
                           SHARES   AMOUNT   SHARES   AMOUNT    CAPITAL    COMPENSATION   DEFICIT    EQUITY (DEFICIT)
                          --------- ------ ---------- ------- -----------  ------------ -----------  ----------------
Balance, Inception
 (January 31, 1995).....        --  $  --         --  $   --  $       --     $    --    $       --      $      --
 Sale of members'
  interest in ABT for
  cash..................        --     --         --      --       40,000         --            --          40,000
 Net loss...............        --     --         --      --          --          --     (1,030,000)    (1,030,000)
                          --------- ------ ---------- ------- -----------    --------   -----------     ----------
Balance, December 31,
 1995...................        --     --         --      --       40,000         --     (1,030,000)      (990,000)
                          --------- ------ ---------- ------- -----------    --------   -----------     ----------
 Sale of members'
  interest in ABTAC for
  cash..................        --     --         --      --       50,000         --            --          50,000
 Issuance of Common
  Stock in exchange for
  members' interest.....        --     --  12,374,999  12,000     (12,000)        --            --             --
 Issuance of Common
  Stock options with an
  exercise price of
  $0.60 per share.......        --     --         --      --       87,000     (87,000)          --             --
 Issuance of Series A
  Preferred Stock at
  $10.00 per share for
  cash, net of costs of
  $135,000..............  1,450,000  2,000        --      --   14,363,000         --            --      14,365,000
 Issuance of Series A
  Preferred Stock at
  $10.00 per share upon
  conversion of debt....     50,000    --         --      --      500,000         --            --         500,000
 Issuance of Common
  Stock for services in
  August 1996...........        --     --      10,000     --       20,000         --            --          20,000
 Issuance of Common
  Stock upon exercise of
  stock options.........        --     --      42,222     --       25,000         --            --          25,000
 Amortization of
  deferred compensation.        --     --         --      --          --       61,000           --          61,000
 Net loss...............        --     --         --      --          --          --     (6,035,000)    (6,035,000)
                          --------- ------ ---------- ------- -----------    --------   -----------     ----------
Balance, December 31,
 1996...................  1,500,000 $2,000 12,427,221 $12,000 $15,073,000    $(26,000)  $(7,065,000)    $7,996,000
                          ========= ====== ========== ======= ===========    ========   ===========     ==========



 The accompanying notes are an integral part of these consolidated statements.

                    AUTO-BY-TEL CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                              INCEPTION
                                          (JANUARY 31, 1995)     YEAR ENDED
                                         TO DECEMBER 31, 1995 DECEMBER 31, 1996
                                         -------------------- -----------------
Cash flows from operating activities:
  Net loss..............................     $(1,030,000)        $(6,035,000)
  Adjustments to reconcile net loss to
   net cash used in operating
   activities--
    Depreciation and amortization.......          25,000             178,000
    Provision for bad debt..............          20,000             145,000
    Amortization of deferred
     compensation.......................             --               61,000
    Changes in assets and liabilities:
      Increase in accounts receivable...         (34,000)           (429,000)
      Increase in prepaid advertisement.             --             (716,000)
      Increase in other current assets..        (114,000)            (72,000)
      Increase in other assets..........          (7,000)           (604,000)
      Increase in accounts payable......          87,000             564,000
      Increase in deferred revenue......         356,000           1,970,000
      Increase in customer deposits.....             --              554,000
      Increase in other current
       liabilities......................          16,000             775,000
                                             -----------         -----------
        Net cash used in operating
         activities.....................        (681,000)         (3,609,000)
                                             -----------         -----------
Cash flows from investing activities:
  Purchases of property and equipment...        (127,000)         (1,501,000)
                                             -----------         -----------
Cash flows from financing activities:
  Proceeds from sale of common stock....             --               25,000
  Proceeds from sale of members'
   interest in ABT......................          40,000                 --
  Proceeds from sale of members'
   interest in ABTAC....................             --               50,000
  Proceeds from issuance of Series A
   Preferred Stock, net.................             --           14,365,000
  Proceeds from issuance of notes
   payable..............................         816,000             765,000
  Repayments of notes payable...........             --           (1,081,000)
                                             -----------         -----------
        Net cash provided by financing
         activities.....................         856,000          14,124,000
                                             -----------         -----------
Net increase in cash and cash
 equivalents............................          48,000           9,014,000
Cash and cash equivalents, at beginning
 of period..............................             --               48,000
                                             -----------         -----------
Cash and cash equivalents, at end of
 period.................................     $    48,000         $ 9,062,000
                                             ===========         ===========
Supplemental disclosures of cash flow
 information:
  Cash paid during the period for income
   taxes................................     $     2,000         $     4,000
                                             ===========         ===========
  Cash paid during the period for
   interest.............................     $       --          $    24,000
                                             ===========         ===========
Supplemental disclosure of noncash
 activities:
  During August 1996, 50,000 shares of
   Series A Preferred Stock were issued
   in exchange for $500,000 previously
   advanced to the Company under three
   notes payable.
  During September 1996, 10,000 shares
   of Common Stock with a fair market
   value of $20,000 were issued for
   consulting services
  During May 1996, 12,374,999 shares of
   Common Stock were issued to founding
   shareholders in exchange for members'
   interests

 The accompanying notes are an integral part of these consolidated statements.

                            AUTO-BY-TEL CORPORATION
                               AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  a. The Company

  Auto-By-Tel Corporation (the Company) is establishing a nationally branded Internet-based marketing service for new and used vehicles and related consumer services. The Company's Web site (www.autobytel.com) enables consumers to gather information on automobiles and light duty trucks (vehicles) and shop for vehicles and related consumer services from their home or office. The Company's services are free to consumers and, to date, the Company has derived substantially all of its revenues from fees paid by subscribing dealerships located in the United States and Canada.

  The business commenced operations as a limited liability company (See Note 5.b.).

  b. Principles of Consolidation

  The accompanying consolidated financial statements include the accounts of the Company, its predecessors (See Note 5.b.) and its wholly-owned subsidiaries: Auto-By-Tel Marketing Corporation, Auto-By-Tel Acceptance Corporation, Auto-By-Tel Insurance Services, Inc. and Auto-By-Tel Canada, Inc.. All intercompany transactions and balances have been eliminated.

  c. Cash and Cash Equivalents

  All highly liquid investments with a maturity of three months or less when purchased are considered to be cash equivalents and those with maturities greater than three months are considered to be short-term investments.

  d. Property and Equipment

  Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the respective assets, generally three years. Leasehold improvements are stated at cost. Amortization is provided using the straight-line method over the lesser of the lease term or the estimated useful lives of the respective assets.

  e. Revenue Recognition

  Substantially all revenues to date have consisted of marketing fees paid by franchises of subscribing dealerships. These marketing fees are comprised of an initial fee, a monthly fee and an annual fee. The initial fee and annual fee are recognized ratably over the service period of 12 months. The monthly fee is recognized in the period the service is provided. Deferred revenue is comprised of unamortized initial and annual fees.

  f. Advertising and Promotion Costs

  Advertising and promotion costs consist primarily of fees paid to automotive information providers, online services providers, online search engines and print advertising. Advertising and promotion costs are recorded as expense in the period that the advertisement appears or the service is provided.

  g. Technology Development

  Technology development expenses consist primarily of personnel and related compensation costs and contract labor to support software development and configuration and implementation of the Company's Internet, telecommunications and support system infrastructure. Technology development expenditures are charged to expense as incurred.

                            AUTO-BY-TEL CORPORATION
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


  h. Stock-Based Compensation

  The Company accounts for stock-based compensation issued to employees using the intrinsic value based method as prescribed by APB Opinion No. 25 "Accounting for Stock Issued to Employees" (APB No. 25). Under the intrinsic value based method, compensation is the excess, if any, of the fair value of the stock at grant date or other measurement date over the amount an employee must pay to acquire the stock. Compensation, if any, is recognized over the applicable service period, which is usually the vesting period.

  In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123). This standard, if fully adopted, changes the methods of accounting for employee stock-based compensation plans to the fair value based method. For stock options, fair value is determined using an option-pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the volatility of the underlying stock (not applicable for private entities), expected dividends and the risk-free interest rate over the expected life of the option. Compensation expense, if any, is recognized over the applicable service period, which is usually the vesting period.

  The adoption of the accounting methodology of SFAS No. 123 is optional and the Company has elected to continue accounting for stock-based compensation issued to employees using APB No. 25; however, pro forma disclosures as if the Company adopted the cost recognition requirements under SFAS No. 123 are required to be presented (See Note 7).

  i. Income Taxes

  The Company accounts for income taxes using the asset and liability method as prescribed by SFAS No. 109, "Accounting for Income Taxes" (SFAS No. 109). Under the asset and liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax basis of assets and liabilities and are measured using the currently enacted tax rates and laws.

  Prior to May 31, 1996, the business operated as limited liability companies taxed as partnerships under the provisions of the Internal Revenue Code of 1986 (Internal Revenue Code). Under those provisions, the Company was not subject to corporate income taxes on its taxable income. Instead, the Company's taxable income or loss prior to May 31, 1996 is includable in the individual income tax returns of its members.

  Effective May 31, 1996, as a result the reorganization under the terms of a Contribution Agreement and Plan of Organization, the business was reorganized as a C Corporation under the provisions of the Internal Revenue Code (See Note 5.b.). The reorganization required that the Company record the cumulative tax effect of temporary differences between book income and taxable income as deferred tax assets and deferred tax liabilities (net of valuation allowance) in accordance with SFAS No. 109. At May 31, 1996, the cumulative tax effect of these temporary differences was immaterial.

  j. Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  k. Fair Value of Financial Instruments

  The carrying amount of the Company's financial instruments approximates fair value.

                            AUTO-BY-TEL CORPORATION
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


  l. Concentration of Credit Risk

  Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, and accounts receivable. Substantially all of the Company's cash and cash equivalents are invested in one money market fund with underlying assets consisting primarily of commercial paper.

  To date, accounts receivable have been derived from marketing fees billed to franchises of subscribing dealerships located in the United States and Canada. The Company generally requires no collateral. The Company maintains reserves for potential credit losses; historically, such losses have been minor and within management's expectations. From inception (January 31, 1995) through December 31, 1996, no subscribing dealership franchise accounted for greater than 10% of the accounts receivable or revenue of the Company.

  The Company conducts its business within one industry segment within the United States and Canada. Revenues from customers outside of the United States were less than 10% of total revenues for all periods presented in the accompanying consolidated statements of operations.

  m. Foreign Currency Translation

  Assets and liabilities of the Canadian operations are remeasured from Canadian dollars into U.S. dollars in accordance with Financial Accounting Standards Board Statement No. 52. Revenues and expenses are translated at average monthly exchange rates prevailing during the period. Resulting translation adjustments are immaterial.

  n. New Accounting Pronouncements

  The Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" on January 1, 1996. This standard requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The adoption of this standard did not have a material impact on the consolidated financial statements.

  o. Net Loss Per Share

  Net loss per share is computed based on the weighted average number of shares of common stock outstanding and common equivalent shares from stock options (under the treasury stock method, if dilutive). In accordance with certain SEC Staff Accounting Bulletins, such computations include all common equivalent shares (using the treasury stock method and the anticipated public offering price) issued twelve months prior to the filing of the Initial Public Offering (IPO) as if they were outstanding for all periods presented. Furthermore, common equivalent shares from convertible preferred stock that will automatically convert upon the completion of the Company's proposed IPO are included in the calculation for all periods presented as if converted using the treasury stock method.

(2) PROPERTY AND EQUIPMENT

  Property and equipment consists of the following:

                                                              DECEMBER 31,
                                                           --------------------
                                                             1995       1996
                                                           --------  ----------
      Computer hardware..................................  $ 88,000  $1,125,000
      Furniture and equipment............................    39,000     412,000
      Leasehold improvements.............................       --       77,000
                                                           --------  ----------
                                                            127,000   1,614,000
      Less--Accumulated depreciation and amortization....   (25,000)   (189,000)
                                                           --------  ----------
                                                           $102,000  $1,425,000
                                                           ========  ==========

                            AUTO-BY-TEL CORPORATION
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

(3) DUE TO SHAREHOLDER

  During 1995 and 1996, the Company's Chairman and co-founder advanced funds to the Company totaling $1,081,000. During 1996, these advances were converted to notes that were payable on demand and bore interest at a rate of 8% per annum. These notes were paid in full using the proceeds of the Series A Preferred Stock offering (See Note 5.a).

(4) INCOME TAXES

  No provision for federal and state income taxes has been recorded as the Company incurred net operating losses through December 31, 1996. As of December 31, 1996, the Company had approximately $4.7 million of federal and state net operating loss carryforwards available to offset future taxable income; such carryforwards expire in various years through 2011. Under the Tax Reform Act of 1986, the amounts of and benefits from net operating losses carried forward may be impaired or limited in certain circumstances. Events which may cause limitations in the amount of net operating losses that the Company may utilize in any one year include, but are not limited to, a cumulative ownership change of more than 50% over a three year period. As of December 31, 1996, the effect of such limitation, if imposed, has not been determined.

  Net deferred income tax assets, totaling approximately $2.0 million at December 31, 1996, consist primarily of the tax effect of net operating loss carryforwards, reserves and accrued expenses which are not yet deductible for tax purposes. The Company has provided a full valuation allowance on these deferred income tax assets because of the uncertainty regarding their realization.

(5) STOCKHOLDERS' EQUITY

  a. Series A Convertible Preferred Stock

  On August 22, 1996, the Board of Directors of the Company authorized 1,500,000 shares of Series A Convertible Preferred Stock (Series A Preferred). On August 23, 1996, the Company completed the sale of 1,500,000 shares of Series A Preferred at $10.00 per share through a private placement offering. Of the total shares sold, 50,000 shares were issued to an individual in exchange for $500,000 previously advanced to the Company under three notes payable. In addition, $1,081,000 of the proceeds were used to repay notes due to the Company's Chairman and co-founder.

  Each share of Series A Preferred will be automatically converted into 1.67 shares of common stock upon the earliest of (i) the closing of an underwritten public offering of the Company's common stock with a minimum per share price of $9.00 per share, and minimum aggregate proceeds of $30 million; (ii) the written consent of two-thirds of the holders of Series A Preferred; or (iii) when fewer than 300,000 shares of Series A Preferred remain outstanding. Each share of Series A Preferred is also convertible into 1.67 shares of common stock at the option of the holder. The Company has reserved 2,500,000 shares of common stock to permit the conversion of the Series A Preferred.

  Holders of Series A Preferred are entitled to one vote for each share of common stock into which such shares of Series A Preferred may be converted except with respect to election of directors, whereby the holders, voting separately as a class, shall be entitled to elect one director (to be increased to two directors if the authorized number of total directors is increased to greater than five members). Each share of Series A Preferred entitles the holder to receive noncumulative dividends, if and when declared by the Board of Directors, prior to any dividend paid on the common stock. Dividends, if any, on Series A Preferred shall be declared at an annual rate of $0.80 per share. As of December 31, 1996, no dividends have been declared.

                            AUTO-BY-TEL CORPORATION
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  In the event of liquidation, the Series A Preferred has preference over the common stock in the amount of $10.00 per share, plus declared but unpaid dividends.

  b. Common Stock

  Auto-By-Tel LLC (ABT), a California limited liability company, was organized in January 1995 and began operations in March 1995. ABT Acceptance Company LLC (ABTAC), an affiliated Company under common control, was formed in February 1996. ABT and ABTAC (the LLC's) were reorganized as of May 31, 1996 pursuant to the terms of a Contribution Agreement and Plan of Organization (the Agreement) entered into by all of the members of the LLC's. Under the terms of the Agreement, the interests of the members were transferred to Auto-By-Tel Corporation, a Delaware corporation, in a tax-free transaction. As the LLC's were under common control, the reorganization was accounted for in a manner similar to a pooling-of-interests whereby the assets and liabilities of ABT and ABTAC were transferred to the Company at their historical cost. In consideration for their respective ownership interests, the members of ABT and ABTAC received 12,374,999 shares of common stock of the Company.

  c. Stock Split and Increase of Authorized Shares

  On November 24, 1996, the Board of Directors authorized a 5-for-3 stock split (the Stock Split) of the Company's Common Stock. All references in the financial statements to number of shares, per share amounts and market prices of the Company's common stock have been retroactively restated to reflect the effect of the Stock Split. The Board of Directors has also approved, effective upon the completion of the IPO, a recapitalization that would increase the total of authorized shares of Common Stock to 50,000,000 and an increase in the total number of authorized shares of preferred stock to 7,467,915.

(6) COMMITMENTS

  a. Operating Leases

  The Company has an operating lease for its corporate office facilities which expires in 2001. At December 31 , 1996, future minimum lease payments under this noncancelable, five year operating lease are as follows:

   YEAR ENDING DECEMBER 31,
   ------------------------
      1997............................................................. $142,000
      1998.............................................................  184,000
      1999.............................................................  204,000
      2000.............................................................  218,000
      2001.............................................................  150,000
                                                                        --------
                                                                        $898,000
                                                                        ========

  Rent expense was $22,000 and $92,000 for the period from inception (January 31, 1995) to December 31, 1995 and the year ended December 31, 1996, respectively.

  b. Marketing Agreements

  The Company has multi-year agreements with automotive information providers that make available to consumers vehicle research data over the Internet. Such agreements are generally for a term of three to five years and require that the Company pay fees to these companies based on the volume of information received by the Company from these services. The minimum annual commitments under these agreements aggregate to $120,000.

                            AUTO-BY-TEL CORPORATION
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  c. Letter of Credit

  In connection with the Company's lease of its principal offices, the Company's Chairman co-signed a letter of credit and pledged a personal certificate of deposit as collateral. The Company's chairman has also personally guaranteed the Company's Merchant Card Agreement, and has provided a personal guarantee to the financial institution that issued the Company's corporate credit cards, guaranteeing the payment of all outstanding indebtedness under these credit facilities.

  As of December 31, 1996, the Company had total outstanding letters of credit of approximately $1.0 million collateralized by restricted cash balances of approximately $985,000.

  d. Advertisement Purchase Commitment

  In November 1996, the Company entered into a commitment to purchase approximately $1.0 million in a television advertisement to be aired during the Super Bowl in January 1997. Such costs will be expensed in the first quarter of 1997, when the advertisement appears.

(7) STOCK PLANS

  1996 Stock Option Plan. The Company's 1996 Stock Option Plan (the Option
Plan) was approved by the Board of Directors and the stockholders on May 18, 1996. The Option Plan provides for the granting to employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code") and for the grant to employees, consultants and directors of nonstatutory stock options. Under the Option Plan, the exercise price of all incentive stock options granted under the Option Plan cannot be lower than the fair market value of the Common Stock on the date of grant. With respect to any participants who, at the time of grant, own stock possessing more than 10% of the voting power of all classes of stock of the Company, the exercise price of any stock option granted to such person must be at least 110% of the fair market value on the grant date, and the maximum term of such option is five years. The term of all other options granted under the 1996 Option Plan may be up to 10 years. On October 23, 1996, the Board of Directors terminated the Option Plan and no further options may be granted thereunder. Upon termination, options to purchase an aggregate of 1,305,833 shares of Common Stock at an exercise price of $0.60 per share were outstanding under the Option Plan.

  1996 Stock Incentive Plan. The Company's 1996 Stock Incentive Plan (the Incentive Plan) provides for the granting to employees of incentive stock options within the meaning of Section 422 of the Code, and for the granting to employees, directors and consultants of nonstatutory stock options and stock purchase rights (SPRs). The Incentive Plan was approved by the Board of Directors on October 23, 1996, amended by the Board of Directors on November 24, 1996 and approved by the stockholders on January 16, 1997. A total of 2,268,333 shares of Common Stock are currently reserved for issuance under the Incentive Plan. Shares available for future grant under the Incentive Plan will be increased as of the first day of each new fiscal year during the term of the Incentive Plan by the number of shares issuable upon exercise of options granted thereunder in the previous fiscal year, net of returns.

                            AUTO-BY-TEL CORPORATION
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  Non-employee directors are entitled to participate in the Company's Incentive Plan. The Incentive Plan provides for an automatic grant of an option to purchase 16,666 shares of Common Stock to each non-employee director on the date on which the Incentive Plan becomes effective or, if later, on the date on which the person first becomes a non-employee director. In each successive year the non-employee director shall automatically be granted an option to purchase 4,166 shares on November 1 of each subsequent year provided the non-employee director has served on the Board for at least six months. Each option shall have a term of ten years. Such options vest at various rates over 36 months and the exercise price per share shall be 100% of the fair market value of the Company's Common Stock on the date of the grant of the option.

  1996 Employee Stock Purchase Plan. The Company's 1996 Employee Stock Purchase Plan (the Purchase Plan) was adopted by the Board of Directors on November 18, 1996 and approved by the stockholders on January 16, 1997. The Company has reserved a total of 666,666 shares of Common Stock for issuance under the Purchase Plan. Shares available for future issuance under the Purchase Plan will be increased as of the first day of each new fiscal year during the term of the Purchase Plan by the number of shares issued thereunder in the prior fiscal year. The Purchase Plan, which is intended to qualify under Section 423 of the Code, as amended, permits eligible employees of the Company to purchase shares of Common Stock through payroll deductions of up to ten percent of their compensation, up to a certain maximum amount for all purchase periods ending within any calendar year.

  The price of Common Stock purchased under the Purchase Plan will be 85% of the lower of the fair market value of the Common Stock on the first or last day of each six month purchase period. Employees may end their participation in the Purchase Plan at any time during an offering period, and they will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with the Company. Rights granted under the Purchase Plan are not transferable by a participant other than by will, the laws of descent and distribution, or as otherwise provided under the plan.

  During the year ended December 31, 1996, the Company granted options under the aforementioned plans to purchase an aggregate of 2,352,066 shares of Common Stock at various exercise prices ranging from $0.60 to $7.50 per share. During the year ended December 31, 1996, the Company has recorded, based upon an independent appraisal obtained by the Company's Board of Directors, $87,000 of deferred compensation expense relating to certain options. This amount will be amortized over the vesting periods of the options, which is generally one to three years. Amortization of deferred compensation for the year ended December 31, 1996 was $61,000.

                            AUTO-BY-TEL CORPORATION
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  A summary of the status of the Company's stock options as of December 31, 1996 and changes during the period is presented below:

                                                                      WEIGHTED-
                                                                       AVERAGE
                                                                      EXERCISE
                                                            OPTIONS     PRICE
                                                           ---------  ---------
   Outstanding at December 31, 1995......................        --       --
   Granted...............................................  2,352,066   $ 2.16
   Exercised.............................................    (42,222)    0.60
   Canceled..............................................    (29,029)    0.60
                                                           ---------   ------
   Outstanding at December 31, 1996......................  2,280,815   $ 2.21
                                                           =========   ======
   Options exercisable at December 31, 1996..............    586,111   $ 0.60
                                                           =========   ======
   Options available for future grant....................  1,250,000
                                                           =========
   Weighted-average fair value of options granted during
    the year whose exercise price is less than the market
    price of the stock on the grant date (254,167
    options).............................................  $    1.63   $ 0.60
                                                           =========   ======
   Weighted-average fair value of options granted during
    the year whose exercise price exceeds the market
    price of the stock on the grant date (2,097,899
    options).............................................  $    0.77   $ 2.35
                                                           =========   ======

  The fair value of each option granted during 1996 is estimated using the Black-Scholes option-pricing model on the date of grant using the following assumptions: (i) no dividend yield, (ii) volatility of effectively zero (required for public companies only), (iii) weighted-average risk-free interest rate of approximately 6.70%, and (iv) expected life of 6 years.

  The following table summarizes information about stock options outstanding at December 31, 1996:

                    OPTIONS OUTSTANDING                      OPTIONS EXERCISABLE
     ---------------------------------------------------- --------------------------
                                         WEIGHTED-AVERAGE   NUMBER
     EXERCISE PRICE   NUMBER OUTSTANDING CONTRACTUAL LIFE EXERCISABLE EXERCISE PRICE
     --------------   ------------------ ---------------- ----------- --------------
         $0.60            1,262,482         9.5 years       586,111       $0.60
         $3.00              741,667         9.8 years           --          --
         $6.00               12,500         9.9 years           --          --
         $7.50              264,166         9.9 years           --          --

  Had compensation cost for the Company's 1996 grants for its stock-based compensation plan been determined consistent with SFAS No. 123, the Company's net loss, and net loss per common share for the year ended December 31, 1996 would approximate the pro forma amounts below:

                                                      AS REPORTED   PRO FORMA
                                                      -----------  -----------
   Net loss.......................................... $(6,035,000) $(6,270,000)
                                                      ===========  ===========
   Net loss per common share......................... $      (.38) $     (0.40)
                                                      ===========  ===========

  The effects of applying SFAS 123 in this pro forma disclosure are not indicative of future amounts.

                            AUTO-BY-TEL CORPORATION
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

(8) SUBSEQUENT EVENTS AND PRO FORMA PRESENTATION

  a. Series B Convertible Preferred Stock Sale

  On January 24, 1997, the Board of Directors of the Company authorized 967,915 shares of Series B Convertible Preferred Stock (Series B Preferred). On January 30, 1997, the Company completed the sale of 967,915 shares of Series B Preferred at $9.35 per share through a private placement offering.

  Each share of Series B Preferred will be automatically converted into one share of common stock upon the earliest of (i) the closing of an underwritten public offering of the Company's common stock with a minimum per share price of $9.00 per share, and minimum aggregate proceeds of $30 million; (ii) the written consent of two-thirds of the holders of Series B Preferred; or (iii) when fewer than 300,000 shares of Series B Preferred remain outstanding. Each share of Series B Preferred is also convertible into one share of common stock at the option of the holder. The Company has reserved 1,309,686 shares of common stock to permit the conversion of the Series B Preferred.

  Holders of Series B Preferred are entitled to one vote for each share of common stock into which such shares of Series B Preferred may be converted except with respect to election of directors, whereby the holders, voting separately as a class, shall be entitled to elect one director (to be increased to two directors if the authorized number of total directors is increased to greater than five members). Each share of Series B Preferred entitles the holder to receive noncumulative dividends, if and when declared by the Board of Directors, prior to any dividend paid on the common stock. Dividends, if any, on Series B Preferred shall be declared at an annual rate of $0.75 per share. No dividends have been declared.

  In the event of liquidation, the Series B Preferred has preference over the common stock in the amount of $9.35 per share, plus declared but unpaid dividends.

  b. On January 24, 1997 the Company granted options to various employees to purchase 190,398 shares of common stock at an exercise price of $8.80 per share, the estimated fair market value as determined by the Board of Directors.

  c. Unaudited Pro Forma Presentation

  On January 24, 1997, the Board of Directors authorized the filing of a registration statement with the Securities and Exchange Commission permitting the Company to sell shares of its common stock in connection with an IPO. If the offering is consummated under the terms presently anticipated, each share of Series A and Series B Convertible Preferred Stock outstanding at January 30, 1997 will automatically convert to 1.67 and 1.0 shares, respectively, of common stock upon closing of the IPO. The effect of the sale of the Series B Preferred discussed above and the conversion of Series A Preferred outstanding at December 31, 1996 (See Note 5.a) has been reflected in the accompanying unaudited pro forma balance sheet as of December 31, 1996.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  No dealer, salesperson or other person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this Prospectus, and if given or made, such information or representations must not be relied upon as having been authorized by the Company or any of the Underwriters. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the shares of Common Stock to which it relates or an offer to, or a solicitation of, any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company or that the information contained herein is correct as of any time subsequent to the date hereof.

                             ---------------------

                               TABLE OF CONTENTS

                             ---------------------

                                                                            Page
                                                                            ----
Prospectus Summary.........................................................   3
Risk Factors...............................................................   6
Use of Proceeds............................................................  17
Dividend Policy............................................................  17
Capitalization.............................................................  18
Dilution...................................................................  19
Selected Consolidated Financial Data.......................................  20
Management's Discussion and Analysis of Financial
 Condition and Results of Operations.......................................  21
Business...................................................................  27
Management.................................................................  41
Certain Transactions.......................................................  50
Principal and Selling Stockholders.........................................  51
Description of Capital Stock...............................................  52
Shares Eligible for Future Sale............................................  54
Underwriting...............................................................  56
Legal Matters..............................................................  58
Experts....................................................................  58
Additional Information.....................................................  58
Index to Consolidated Financial Statements................................. F-1

  Until        , 1997 (25 days after the date of this Prospectus) all dealers effecting transactions in the registration securities, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                       SHARES

                                     [LOGO]


                                  COMMON STOCK

                                ---------------

                                   PROSPECTUS

                                ---------------

                             MONTGOMERY SECURITIES

                                COWEN & COMPANY

                         ROBERTSON, STEPHENS & COMPANY


                                      , 1997

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth all expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale of the Common Shares being registered. All of the amounts shown are estimates except for the SEC registration fee and the NASD filing fee.

     SEC Registration Fee.............................................. $16,728
     NASD Filing Fee...................................................   6,020
     Nasdaq National Market Listing Fee................................       *
     Blue Sky Qualification Fees and Expenses..........................       *
     Printing and Engraving Expenses...................................       *
     Legal Fees and Expenses...........................................       *
     Accounting Fees and Expenses......................................       *
     Transfer Agent and Registrar Fees.................................       *
     Directors' and Officers' Insurance................................       *
     Miscellaneous.....................................................       *
                                                                        -------
       Total........................................................... $     *
                                                                        =======

--------
* To be filed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  The Underwriters have agreed to indemnify the Company, its directors and each person who controls it within the meaning of Section 15 of the Securities Act with respect to any statement in or omission from the Registration Statement or the Prospectus or any amendment or supplement thereto if such statement or omission was made in reliance upon information furnished in writing to the Company by the Underwriters specifically for or in connection with the preparation of the Registration Statement, the Prospectus, or any such amendment or supplement thereto.

  Section 145 of the Delaware General Corporation Law empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers provided that this provision shall not eliminate or limit the liability of a director: (i) for any breach of the director's duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) arising under Section 174 of the Delaware General Corporation Law; or (iv) for any transaction from which the director derived an improper personal benefit.

  The Delaware General Corporation Law provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation's bylaws, any agreement, vote of stockholders or otherwise.
Article IX of the Company's Amended and Restated Certificate of Incorporation eliminates the personal liability of directors and officers to the fullest extent permitted by the laws of the state of Delaware.

  The effect of the foregoing is to require the Company to indemnify the officers and directors of the Company for any claim arising against any such person in their official capacities if such person acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  Since the Company's inception, the Company has made the following sales of securities that were not registered under the Securities Act:

1. On May 31, 1996, the Company issued and sold 12,374,999 shares of Common Stock in exchange for membership interests in Auto-By-Tel LLC and Auto-By-Tel Acceptance Corporation LLC, in reliance on the exemption from registration provided by Section 4(2) of the Securities Act.

2. During the period from July 3, 1996 through January 30, 1997, the Company issued options to purchase an aggregate of 2,542,464 shares of Common Stock pursuant to the Option Plan in reliance on Rule 701 promulgated under the Securities Act.

3. On August 23, 1996, the Company issued and sold 1,500,000 shares of Series A Preferred Stock in a private placement for an aggregate consideration of $15,000,000 million in cash and cancellation of indebtedness. In connection with such financing, the Company issued (i) 200,000 shares to ContiTrade Services L.L.C. in exchange for $2,000,000 in cash, (ii) 400,000 shares to National Union Fire Insurance Company of Pittsburgh, PA in exchange for $4,000,000 in cash, (iii) 800,000 shares to General Electric Capital Corporation in exchange for $8,000,000 in cash, and (iv) 100,000 Michael Fuchs in exchange for $1,000,000 in cash and cancellation of indebtedness. Sales of Series A Preferred Stock were made in reliance on the exemption from registration provided by Section 4(2) of the Securities Act.

4. On August 27, 1996, the Company issued and sold 6,000 shares to a consultant of the Company in reliance on Rule 701 promulgated under the Securities Act.

5. On January 30, 1997, the Company issued and sold 967,915 shares of Series B Preferred Stock in a private placement for an aggregate consideration of $9.05 million in cash. In connection with such financing, the Company issued (i) 133,690 shares to ContiTrade Services L.L.C. in exchange for $1.25 million in cash, (ii) 267,380 shares to National Union Fire Insurance Company of Pittsburgh, PA in exchange for $2.5 million in cash, (iii) 534,760 shares to General Electric Capital Corporation in exchange for $5.0 million in cash, and (iv) 32,085 shares to Michael Fuchs in exchange for $300,000 in cash. Sales of Series B Preferred Stock were made in reliance on the exemption from registration provided by Section 4(2) of the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) EXHIBITS

  1.1       Form of Underwriting Agreement (draft of January 24, 1997)
  3.1       Restated Certificate of Incorporation of the Company certified by the Secretary of State of the State of Delaware
  3.2       Restated Bylaws of Auto-By-Tel Corporation adopted October 23, 1996
  4.1+      Form of Stock Certificate
  4.2       Amended and Restated Investors' Rights Agreement dated January 30,
             1997 among Registrant and the Investors named in Exhibit A thereto
  5.1+      Opinion and Consent of Wilson Sonsini Goodrich & Rosati
            Form of Indemnification Agreement between the Company and its
 10.1       directors and officers
 10.2       Employment Offer Letter dated October 24, 1996 from Registrant to
             Mark W. Lorimer
 10.3       Employment Offer Letter dated December 16, 1996 from Registrant to
             John M. Markovich

 10.4         Employment Offer Letter dated October 20, 1996 from Registrant to
               Michael Lowell
 10.5         1996 Stock Option Plan and related agreements
 10.6         1996 Stock Incentive Plan and related agreements
 10.7         1996 Employee Stock Purchase Plan
 10.8*        Marketing Agreement dated July 22, 1996 among Auto-By-Tel
               Acceptance Corporation, a subsidiary of the Registrant
               ("ABTAC"), the Registrant, as guarantor of the obligations of
               ABTAC, and AIU Insurance Company, American International South
               Insurance Company, American Home Assurance Company, American
               International Insurance Company, American International
               Insurance Company of California, Inc., Illinois National
               Insurance Company, Minnesota Insurance Company, National Union
               Fire Insurance Company of Pittsburgh, PA and the Insurance
               Company of the State of Pennsylvania
 10.9*        Marketing Agreement dated March 27, 1996 between Registrant and
               Microsoft Corporation
 10.10*       Advertising Agreement dated October 15, 1996 between Registrant and Digital City Inc.
 10.11*       Marketing Agreement dated February 8, 1996 between Registrant and
               Edmund Publications Corporation
 10.12*       Referral Agreement dated September 6, 1996 between Registrant and
               Automotive Information Center
 10.13(a)-(h) Forms of Dealership Subscription Agreements
 10.14        Lease Agreement dated June 1996 between Registrant and McDonnell
               Douglas Realty Company
 10.15        Sublease Agreement dated October 31, 1996 between Registrant and
               Silicon Valley Bank
 10.16*       Financing Inquiry Referral Agreement dated October 25, 1996 among
               Registrant, as obligor, Auto-By-Tel Acceptance Corporation and
               Chase Manhattan Automotive Financial Corporation
 10.17+*      Service Agreement dated as of February 1, 1997 between Registrant and Integrated Warranty Services, Inc.
 11.1         Statement Regarding Computation of Per Share Earnings
 21.1         Subsidiaries of the Company
 23.1         Consent of Arthur Andersen LLP, Independent Public Accountants
               (see Page II-5)
 23.2+        Consent of Wilson Sonsini Goodrich & Rosati (included in Exhibit
               5.1)
 24.1         Power of Attorney (see Page II-6)
 27.1         Financial Data Schedule

--------
+  To be filed by amendment.
* Confidential treatment has been requested for certain portions which have been blacked out in the copy of the exhibit filed with the Commission. The omitted information has been filed separately with the Commission pursuant to the application for confidential treatment.

  (b) FINANCIAL STATEMENT SCHEDULES

      Schedule II--Valuation and Qualifying Accounts

ITEM 17. UNDERTAKINGS

    (a) The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

    (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    (c) The undersigned Registrant hereby undertakes that:

  (i) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

  (ii) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

  As independent public accountants, we hereby consent to the use of our reports (and to all references to our Firm) included in or made a part of this registration statement.


                                          ARTHUR ANDERSEN LLP

Orange County, California
January 30, 1997

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT ON FORM S-1 TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF IRVINE, STATE OF CALIFORNIA, ON THE 30TH DAY OF JANUARY, 1997.

                                 Auto-by-Tel Corporation

                                 By: /s/ John M. Markovich
                                     ------------------------------------------
                                     JOHN M. MARKOVICH
                                     CHIEF FINANCIAL OFFICER

                               POWER OF ATTORNEY

  KNOW ALL PERSONS BY THESE PRESENTS, THAT EACH PERSON WHOSE SIGNATURE APPEARS BELOW HEREBY CONSTITUTES AND APPOINTS PETER R. ELLIS, JOHN C. BEDROSIAN, JOHN
M. MARKOVICH AND MARK W. LORIMER AND EACH OF THEM ACTING INDIVIDUALLY, AS HIS ATTORNEY-IN-FACT, EACH WITH FULL POWER OF SUBSTITUTION, FOR HIM IN ANY AND ALL CAPACITIES, TO SIGN AND ALL AMENDMENTS TO THIS REGISTRATION STATEMENT (INCLUDING POST-EFFECTIVE AMENDMENTS), AND TO SIGN ANY REGISTRATION STATEMENT FOR THE SAME OFFERING COVERED BY THIS REGISTRATION STATEMENT THAT IS TO BE EFFECTIVE UPON FILING PURSUANT TO RULE 462(B) PROMULGATED UNDER THE SECURITIES ACT OF 1933, AND ALL POST-EFFECTIVE AMENDMENTS THERETO, AND TO FILE THE SAME, WITH EXHIBITS THERETO AND OTHER DOCUMENTS IN CONNECTION THEREWITH, WITH THE SECURITIES AND EXCHANGE COMMISSION, HEREBY RATIFYING AND CONFIRMING OUR SIGNATURES AS THEY MAY BE SIGNED BY OUR SAID ATTORNEY TO ANY AND ALL AMENDMENTS TO SAID REGISTRATION STATEMENT.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

            SIGNATURE                        TITLE                   DATE

       /s/ Peter R. Ellis          President Chief             January 30,
_________________________________   Executive Officer          1997
         PETER R. ELLIS             (Principal Executive
                                    Officer) and Director

      /s/ John C. Bedrosian        Chairman of the Board       January 30,
_________________________________                              1997
        JOHN C. BEDROSIAN

      /s/ John M. Markovich        Chief Financial Officer     January 30,
_________________________________   (Principal Financial       1997
        JOHN M. MARKOVICH           and Accounting Officer)

      /s/ Robert S. Grimes         Executive Vice President    January 30,
_________________________________   and Director               1997
        ROBERT S. GRIMES

      /s/ Jeffrey H. Coats         Director                    January 30,
_________________________________                              1997
        JEFFREY H. COATS

        /s/ Michael Fuchs          Director                    January 30,
_________________________________                              1997
          MICHAEL FUCHS

            REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON SCHEDULE II

To the Board of Directors and Shareholders of Auto-By-Tel Corporation:

We have audited in accordance with generally accepted auditing standards the consolidated financial statements of Auto-By-Tel Corporation and subsidiaries included in this registration statement and have issued our report thereon dated January 22, 1997. Our audit was made for the purpose of forming an opinion on those statements taken as a whole. The schedule listed at S-2 is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.


                                        ARTHUR ANDERSEN LLP

Orange County, California
January 22, 1997

                   AUTO-BY-TEL CORPORATION AND SUBSIDIARIES

                SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

                                          ADDITIONS
                                    ---------------------
                         BALANCE AT CHARGED TO CHARGED TO             BALANCE
                         BEGINNING  COSTS AND    OTHER                AT END
      DESCRIPTION        OF PERIOD   EXPENSES   ACCOUNTS  DEDUCTIONS OF PERIOD
      -----------        ---------- ---------- ---------- ---------- ---------
For the period from
 inception (January 31,
 1995)
 to December 31, 1995:
  Allowance for doubtful
   accounts.............  $   --     $ 25,000    $ --       $  --    $ 25,000
                          =======    ========    =====      ======   ========
For the year ended
 December 31, 1996:
  Allowance for doubtful
   accounts.............  $25,000    $145,000    $ --       $8,000   $162,000
                          =======    ========    =====      ======   ========

                                 EXHIBIT INDEX

 EXHIBIT NO.                             DESCRIPTION
 ------------                            -----------
  1.1         Form of Underwriting Agreement (draft of January 24, 1997)
  3.1         Restated Certificate of Incorporation of the Company certified by the Secretary of State of the State of Delaware
  3.2         Restated Bylaws of Auto-By-Tel Corporation adopted October 23,
               1996
  4.1+        Form of Stock Certificate
  4.2         Amended and Restated Investors' Rights Agreement dated January
               30, 1997 among Registrant and the Investors named in Exhibit A thereto
  5.1+        Opinion and Consent of Wilson Sonsini Goodrich & Rosati
 10.1         Form of Indemnification Agreement between the Company and its di-
               rectors and officers
 10.2         Employment Offer Letter dated October 24, 1996 from Registrant to
               Mark W. Lorimer
 10.3         Employment Offer Letter dated December 16, 1996 from Registrant to John M. Markovich
 10.4         Employment Offer Letter dated October 20, 1996 from Registrant to
               Michael Lowell
 10.5         1996 Stock Option Plan and related agreements
 10.6         1996 Stock Incentive Plan and related agreements
 10.7         1996 Employee Stock Purchase Plan
 10.8*        Marketing Agreement dated July 22, 1996 among Auto-By-Tel
               Acceptance Corporation, a subsidiary of the Registrant
               ("ABTAC"), the Registrant, as guarantor of the obligations of
               ABTAC, and AIU Insurance Company, American International South
               Insurance Company, American Home Assurance Company, American
               International Insurance Company, American International
               Insurance Company of California, Inc., Illinois National
               Insurance Company, Minnesota Insurance Company, National Union
               Fire Insurance Company of Pittsburgh, PA and the Insurance
               Company of the State of Pennsylvania
 10.9*        Marketing Agreement dated March 27, 1996 between Registrant and
               Microsoft Corporation
 10.10*       Advertising Agreement dated October 15, 1996 between Registrant and Digital City Inc.
 10.11*       Marketing Agreement dated February 8, 1996 between Registrant and
               Edmund Publications Corporation
 10.12*       Referral Agreement dated September 6, 1996 between Registrant and
               Automotive Information Center
 10.13(a)-(h) Forms of Dealership Subscription Agreements
 10.14        Lease Agreement dated June 1996 between Registrant and McDonnell
               Douglas Realty Company
 10.15        Sublease Agreement dated October 31, 1996 between Registrant and
               Silicon Valley Bank
 10.16*       Financing Inquiry Referral Agreement dated October 25, 1996 among
               Registrant, as obligor, Auto-By-Tel Acceptance Corporation and
               Chase Manhattan Automotive Financial Corporation
 10.17+*      Service Agreement dated as of February 1, 1997 between Registrant and Integrated Warranty Services, Inc.
 11.1         Statement Regarding Computation of Per Share Earnings
 21.1         Subsidiaries of the Company
 23.1         Consents of Arthur Andersen LLP, Independent Public Accountants
               (see Page II-5)
 23.2+        Consent of Wilson Sonsini Goodrich & Rosati (included in Exhibit
               5.1)
 24.1         Power of Attorney (see Page II-6)
 27.1         Financial Data Schedule

--------
+  To be filed by amendment.
* Confidential treatment has been requested for certain portions which have been blacked out in the copy of the exhibit filed with the Commission. The omitted information has been filed separately with the Commission pursuant to the application for confidential treatment.